Financial highlights
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Net income (CHF million)
Net income attributable to shareholders	454	1,045	254	(57)	79	2,802	1,086	158
of which from continuing operations	304	1,045	250	(71)	22	2,643	1,071	147
Earnings per share (CHF)
Basic earnings per share from continuing operations	0.17	0.54	0.16	(69)	6	1.48	0.69	114
Basic earnings per share	0.26	0.54	0.16	(52)	63	1.57	0.70	124
Diluted earnings per share from continuing operations	0.17	0.52	0.16	(67)	6	1.46	0.68	115
Diluted earnings per share	0.26	0.52	0.16	(50)	63	1.55	0.69	125
Return on equity (%, annualized)
Return on equity attributable to shareholders	4.3	10.1	2.9	–	–	9.3	4.2	–
Core Results (CHF million) [1]
Net revenues	5,466	6,848	5,698	(20)	(4)	19,355	17,681	9
Provision for credit losses	41	51	41	(20)	0	114	100	14
Total operating expenses	4,740	5,266	5,309	(10)	(11)	15,224	16,109	(5)
Income from continuing operations before taxes	685	1,531	348	(55)	97	4,017	1,472	173
Core Results statement of operations metrics (%) [1]
Cost/income ratio	86.7	76.9	93.2	–	–	78.7	91.1	–
Pre-tax income margin	12.5	22.4	6.1	–	–	20.8	8.3	–
Effective tax rate	53.3	30.8	27.0	–	–	33.2	25.3	–
Net income margin [2]	8.3	15.3	4.5	–	–	14.5	6.1	–
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,252.7	1,259.0	1,211.0	(0.5)	3.4	1,252.7	1,211.0	3.4
Net new assets from continuing operations	8.5	8.5	5.4	–	57.4	31.1	3.3	–
Balance sheet statistics (CHF million)
Total assets	895,169	919,903	1,023,292	(3)	(13)	895,169	1,023,292	(13)
Net loans	245,232	246,186	242,456	0	1	245,232	242,456	1
Total shareholders' equity	42,162	42,402	35,682	(1)	18	42,162	35,682	18
Tangible shareholders' equity [3]	33,838	33,611	26,798	1	26	33,838	26,798	26
Book value per share outstanding (CHF)
Total book value per share	26.48	26.63	27.60	(1)	(4)	26.48	27.60	(4)
Tangible book value per share [3]	21.25	21.11	20.73	1	3	21.25	20.73	3
Shares outstanding (million)
Common shares issued	1,595.4	1,594.3	1,320.1	0	21	1,595.4	1,320.1	21
Treasury shares	(3.0)	(2.3)	(27.4)	30	(89)	(3.0)	(27.4)	(89)
Shares outstanding	1,592.4	1,592.0	1,292.7	0	23	1,592.4	1,292.7	23
Market capitalization
Market capitalization (CHF million)	44,066	39,937	26,309	10	67	44,066	26,309	67
Market capitalization (USD million)	48,741	42,185	27,920	16	75	48,741	27,920	75
BIS statistics (Basel III) [4]
Risk-weighted assets (CHF million)	269,263	289,747	–	(7)	–	269,263	–	–
Tier 1 ratio (%)	17.0	15.9	–	–	–	17.0	–	–
CET 1 ratio (%)	16.3	15.3	–	–	–	16.3	–	–
Number of employees (full-time equivalents)
Number of employees	46,400	46,300	48,400	0	(4)	46,400	48,400	(4)
1 Refer to "Credit Suisse Reporting structure and Core Results" in I – Credit Suisse results – Credit Suisse for further information on Core Results.
2 Based on amounts attributable to shareholders.
3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity.
4 Basel III became effective as of January 1, 2013.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders

In the third quarter of 2013, our continued expense discipline and effective capital management mitigated the impact of challenging market conditions, characterized by low levels of client activity across many of our businesses.
For the third quarter of 2013, we reported Core pre-tax income of CHF 685 million, net income attributable to shareholders of CHF 454 million and a return on equity of 4%. Excluding certain significant items, such as fair value losses on own debt due to the tightening of our own credit spreads, we delivered underlying* Core pre-tax income of CHF 930 million, underlying* net income attributable to shareholders of CHF 698 million and an underlying* return on equity of 7% for the quarter.
For the first nine months of 2013, we reported Core pre-tax income of CHF 4,017 million, net income attributable to shareholders of CHF 2,802 million and a return on equity of 9%. On an underlying* basis, we delivered Core pre-tax income of CHF 4,473 million, up from CHF 3,797 million for the same period of last year, net income attributable to shareholders of CHF 3,201 million and a return on equity of 11%.

Performance of our businesses in the third quarter
In Private Banking & Wealth Management, we delivered pre-tax income of CHF 1,018 million in the third quarter of 2013. While we are making good progress toward our previously announced cost savings targets, net revenues of CHF 3,320 million were impacted by the ongoing low interest rate environment and low client activity. The gross margin in Wealth Management Clients decreased to 105 basis points from 110 basis points in the third quarter of last year, reflecting the continued adverse impact of the low interest rate environment. We continued to see strong net asset inflows with CHF 8.1 billion in the quarter. These inflows were driven by high-margin Asset Management products, as well as by our emerging markets and ultra-high-net-worth client franchises, partially offset by outflows in the Western European cross-border business. As we refocus our regional footprint in certain smaller markets, we are reallocating resources to growth areas. In particular, we expect to increase our presence in key emerging markets in Asia and Latin America but also in parts of the Middle East and Eastern Europe and we will strive to further strengthen our market share in the ultra-high-net-worth client segment. We will also invest in expanding our digital client interface, to include a wider product range, portfolio analytics, research and transaction services, particularly in Asia. At the same time, we remain positioned to benefit from a market consolidation.
In Investment Banking, we delivered pre-tax income of CHF 229 million in the third quarter of 2013. Net revenues in Investment Banking of CHF 2,552 million declined compared to the third quarter last year. The continued strength in our Equities franchise, strong activity in debt origination and continued cost and capital discipline moderated the impact of challenging market conditions, particularly in Fixed Income, where we experienced low client volumes. In the third quarter, compensation and benefits were 24% lower than in the third quarter of last year. Total operating expenses were 14% lower compared to the prior-year quarter, and we additionally provided for litigation matters with a further CHF 128 million of mortgage-related litigation provisions in the third quarter of 2013. Since the third quarter of 2012, we have further reduced risk-weighted assets by USD 31 billion to USD 169 billion, thereby exceeding our 2013 year-end target ahead of schedule. Investment Banking’s after-tax return on Basel III allocated capital for the first nine months was 13%, compared to 9% in the same period of last year, driven by the continued shift in capital to high market share and high-return businesses as well as by increased cost efficiency. As part of this shift, we are restructuring and simplifying our rates business in order to increase returns. Recent developments, such as the heightened regulatory focus on leverage and the migration of market structure towards cleared and electronic trading, make it prudent to adapt our rates business model. In cash products, we are focusing on high-volume, high-liquidity electronic trading. In derivatives, we are migrating our business model to primarily simplified cleared products, while still focusing on serving the needs of financial and corporate clients in our rates business.

Strategic development of our businesses
Over the past two years we have taken significant steps to evolve our business model in response to the changing market and regulatory environment. Since January 2013, we have operated under the Basel III regulatory framework. During the third quarter, we further improved our Look-through Swiss Core Capital ratio from 10.4% to 11.4% and lowered our Swiss leverage exposure by CHF 74 billion to CHF 1,184 billion. As of the end of the third quarter, we met the 13% CET1 plus high-trigger buffer capital requirement applicable in 2019 with 13.2% on a look-through, adjusted basis.
To ensure that we continue to advance this evolution and drive growth in high-returning businesses, particularly in Private Banking & Wealth Management, we are accelerating our existing wind-down strategy and enhancing our disclosure through the creation of non-strategic units within each of our two divisions. The clear separation of the non-strategic units will free up management time and resources to focus on our ongoing businesses and growth initiatives.
In the Investment Banking division, we are creating a divisional non-strategic unit to expand and formalize the scope of our Fixed Income wind-down businesses. The Investment Banking non-strategic unit will include the existing legacy Fixed Income wind-down portfolio, the impact from the restructuring of the rates business, primarily legacy non-Basel III compliant positions and capital intensive structured positions, as well as legacy litigation costs and other small non-strategic positions.
In the Private Banking & Wealth Management division, we are establishing a similar function to include positions relating to the restructuring of the former Asset Management division. The new unit will also include operations relating to the small markets initiative, selected legacy cross-border related run-off operations and litigation costs, primarily from the US, as well as the impact from the restructuring of the German onshore operation.
Further reductions in leverage and risk-weighted assets will free up capital for future growth especially in Private Banking & Wealth Management and provide further support to our objective of returning significant capital to our shareholders. This is an important step toward achieving a more balanced allocation of capital between our two divisions.
We would like to thank our shareholders and clients for the trust they have placed in Credit Suisse and, in particular, our employees for their contribution to the success of our business.

Sincerely

Urs Rohner                        Brady W. Dougan

October 2013

* Underlying results are non-GAAP financial measures. For a reconciliation of our underlying results to the most directly comparable US GAAP measures, see “Reconciliation to underlying results – Core Results” in I – Credit Suisse results – Core Results – Information and developments in the 3Q13 Financial Report.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. The calculation of after-tax return on Basel III allocated capital assumes a tax rate of 27% in 9M13 and 25% in 9M12, and capital allocated at 10% of Basel III risk-weighted assets. The calculation of the Look-through CET1 plus high-trigger capital ratio on an adjusted basis assumes the completion as of the end of 3Q13 of the exchange on October 23, 2013 of CHF 3.8 billion hybrid tier 1 notes into high-trigger capital instruments. For further information regarding these measures, see the 3Q13 Results Presentation Slides.

Financial Report 3Q13

Financial Report 3Q13
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.

Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance

Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 46,400 employees from approximately 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture diverse growth opportunities around the world. We serve our diverse clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Assets under management

Operating environment

Global economic growth stabilized in 3Q13. Equity markets ended the quarter stronger and volatility decreased. Government bond yields increased significantly, but fell back after the US Federal Reserve’s meeting in mid-September. The US dollar weakened in 3Q13 against most major currencies.

Economic environment

Economic conditions in Europe and the US improved in 3Q13. The eurozone economy continued its recovery, albeit at a slow rate. Economic indicators for the US showed solid improvement, though the labor and housing markets were less robust than the prior quarter, having been negatively affected by the relatively sharp increase in long-term government bond yields and mortgage rates that began in May 2013. Among the large emerging market economies, China showed signs of economic stabilization.
At its meeting in mid-September, the US Federal Reserve (Fed) surprised markets with its decision to maintain its pace of monthly asset purchases at USD 85 billion, the rate prevailing since January 2013. During the quarter, both the European Central Bank (ECB) and the Bank of England committed to keep interest rates low for a prolonged period. Central banks in India, Brazil and Indonesia, on the other hand, increased interest rates in reaction to declining exchange rates and increasing inflationary pressure.
Global equity markets had a strong performance in 3Q13, with most regions and all sectors posting solid gains. Selected European markets, such as France, Germany, Italy and Spain, and emerging markets benefited from increased risk appetite. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), decreased during the quarter despite a temporary spike at the end of August (refer to the charts “Equity markets”). The Credit Suisse Hedge Fund Index increased 1.6% in 3Q13.

In fixed income, major benchmark government bond yields were volatile, increasing significantly until the beginning of September and then declining following the Fed’s mid-September announcement regarding future asset purchases. The market also reflected forward guidance from other central banks for low interest rates (refer to the charts “Yield curves”). As developed market investment grade and high yield spreads tightened from their highs reached in June, most developed market bonds posted a positive performance in 3Q13 (refer to the chart “Credit spreads”). Emerging market hard currency sovereign spreads were more volatile, tightening in July but widening sharply in August before tightening again in September. Overall, emerging markets hard currency and local currency bonds only posted modest positive gains in 3Q13.
The US dollar weakened in 3Q13 against most major currencies. The weakness increased following the Fed’s mid-September announcement regarding future asset purchases. The euro appreciated versus the US dollar as the eurozone showed further signs of recovery from its recession. The British pound appreciated against both the US dollar and the euro, reflecting improved UK economic growth and higher interest rates. The Swiss National Bank (SNB) maintained its minimum exchange rate for the euro against the Swiss franc at 1.20. Other economies such as Brazil, India, South Africa and Turkey experienced pressure on their foreign exchange rates as US yields increased.
After hitting a low point in late 2Q13, commodity prices increased slightly in 3Q13 supported by indicators of global economic growth. Growth sensitive sectors, including energy prices, generally increased in the quarter. Gold prices increased from recent lows, despite low inflation rates. Oil prices increased more than most other commodities, reflecting fears about geopolitical risks in the Middle East.

Market volumes (growth in %)
	Global		Europe
end of 3Q13	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	(13)	(3)	(12)	1
Announced mergers and acquisitions [2]	29	48	19	68
Completed mergers and acquisitions [2]	(15)	(5)	(19)	8
Equity underwriting [2]	(22)	5	(58)	(27)
Debt underwriting [2]	(11)	(13)	(22)	1
Syndicated lending - investment grade [2,3]	22	9	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic.
3 9M13 vs 9M12.

Sector environment

European bank stocks outperformed the broader equity market by almost 7% in the quarter as measured by the MSCI World index. North American banks ended the quarter up only 4%, reflecting the Fed’s mid-September announcement regarding future asset purchases (refer to the charts “Equity Markets”).
In private banking, clients maintained a cautious investment stance given ongoing market uncertainty, with cash deposits remaining high despite the low interest rate environment. This environment continued to limit earnings in Swiss retail banking. Concerns about the real estate market overheating in certain areas of Switzerland remained. Swiss mortgage rates increased slightly as Swiss banks prepared for the implementation of a regulatory capital buffer on residential mortgages. Overall the wealth management sector continued to adapt to further industry-specific regulatory changes.
For investment banking, the macroeconomic environment in 3Q13 was characterized by challenging market conditions, particularly in July and August, primarily due to the uncertainty around the anticipated Fed decision to potentially reduce its future asset purchases. This uncertainty caused interest rates to rise resulting in increased volatility, particularly in emerging markets. Global completed mergers and acquisitions (M&A) volumes declined compared to 3Q12 and 2Q13, reflecting subdued industry activity. However, global announced M&A volumes increased compared to 3Q12 and 2Q13 as the pace of new announcements rose in September. Global equity and debt underwriting volumes decreased compared to 2Q13. Global equity trading volumes declined both year on year and quarter on quarter, driven by weaker volumes across European and US cash equities and equity derivatives. US fixed income volumes, including treasuries, federal agency, mortgage-backed and corporates, also declined year on year and quarter on quarter.

Credit Suisse

In 3Q13, we recorded net income attributable to shareholders of CHF 454 million. Diluted earnings per share were CHF 0.26 and return on equity attributable to shareholders was 4.3%.

Results
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Statements of operations (CHF million)
Net revenues	5,693	6,970	5,776	(18)	(1)	19,775	17,962	10
Provision for credit losses	41	51	41	(20)	0	114	100	14
Compensation and benefits	2,543	2,941	3,055	(14)	(17)	8,488	9,706	(13)
General and administrative expenses	1,777	1,883	1,857	(6)	(4)	5,401	5,170	4
Commission expenses	425	459	414	(7)	3	1,359	1,275	7
Total other operating expenses	2,202	2,342	2,271	(6)	(3)	6,760	6,445	5
Total operating expenses	4,745	5,283	5,326	(10)	(11)	15,248	16,151	(6)
Income from continuing operations before taxes	907	1,636	409	(45)	122	4,413	1,711	158
Income tax expense	365	472	94	(23)	288	1,335	373	258
Income from continuing operations	542	1,164	315	(53)	72	3,078	1,338	130
Income from discontinued operations	150	0	4	–	–	159	15	–
Net income	692	1,164	319	(41)	117	3,237	1,353	139
Net income attributable to noncontrolling interests	238	119	65	100	266	435	267	63
Net income attributable to shareholders	454	1,045	254	(57)	79	2,802	1,086	158
of which from continuing operations	304	1,045	250	(71)	22	2,643	1,071	147
of which from discontinued operations	150	0	4	–	–	159	15	–
Earnings per share (CHF)
Basic earnings per share from continuing operations	0.17	0.54	0.16	(69)	6	1.48	0.69	114
Basic earnings per share	0.26	0.54	0.16	(52)	63	1.57	0.70	124
Diluted earnings per share from continuing operations	0.17	0.52	0.16	(67)	6	1.46	0.68	115
Diluted earnings per share	0.26	0.52	0.16	(50)	63	1.55	0.69	125
Return on equity (%, annualized)
Return on equity attributable to shareholders	4.3	10.1	2.9	–	–	9.3	4.2	–
Return on tangible equity attributable to shareholders [1]	5.4	12.8	3.8	–	–	11.9	5.6	–
Number of employees (full-time equivalents)
Number of employees	46,400	46,300	48,400	0	(4)	46,400	48,400	(4)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	3Q13	2Q13	3Q12	3Q13	2Q13	3Q12	3Q13	2Q13	3Q12
Statements of operations (CHF million)
Net revenues	5,466	6,848	5,698	227	122	78	5,693	6,970	5,776
Provision for credit losses	41	51	41	0	0	0	41	51	41
Compensation and benefits	2,540	2,929	3,043	3	12	12	2,543	2,941	3,055
General and administrative expenses	1,775	1,878	1,852	2	5	5	1,777	1,883	1,857
Commission expenses	425	459	414	0	0	0	425	459	414
Total other operating expenses	2,200	2,337	2,266	2	5	5	2,202	2,342	2,271
Total operating expenses	4,740	5,266	5,309	5	17	17	4,745	5,283	5,326
Income from continuing operations before taxes	685	1,531	348	222	105	61	907	1,636	409
Income tax expense	365	472	94	0	0	0	365	472	94
Income from continuing operations	320	1,059	254	222	105	61	542	1,164	315
Income from discontinued operations	150	0	4	0	0	0	150	0	4
Net income	470	1,059	258	222	105	61	692	1,164	319
Net income attributable to noncontrolling interests	16	14	4	222	105	61	238	119	65
Net income attributable to shareholders	454	1,045	254	–	–	–	454	1,045	254
of which from continuing operations	304	1,045	250	–	–	–	304	1,045	250
of which from discontinued operations	150	0	4	–	–	–	150	0	4
Statement of operations metrics (%)
Cost/income ratio	86.7	76.9	93.2	–	–	–	83.3	75.8	92.2
Pre-tax income margin	12.5	22.4	6.1	–	–	–	15.9	23.5	7.1
Effective tax rate	53.3	30.8	27.0	–	–	–	40.2	28.9	23.0
Net income margin [1]	8.3	15.3	4.5	–	–	–	8.0	15.0	4.4
1 Based on amounts attributable to shareholders.

Credit Suisse reporting structure and Core Results
Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Core Results

In 3Q13, we recorded net income attributable to shareholders of CHF 454 million. Net revenues were CHF 5,466 million and total operating expenses were CHF 4,740 million.
We recorded net new assets from continuing operations of CHF 8.5 billion.
Our Basel III CET1 ratio was 16.3% as of the end of 3Q13. Our Swiss Core Capital ratio was 16.9% and our Look-through Swiss Core Capital ratio was 11.4% as of the end of 3Q13.

Core Results
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Statements of operations (CHF million)
Net interest income	1,921	2,639	1,707	(27)	13	6,362	5,201	22
Commissions and fees	3,036	3,561	3,163	(15)	(4)	9,873	9,342	6
Trading revenues	273	383	(11)	(29)	–	2,463	1,317	87
Other revenues	236	265	839	(11)	(72)	657	1,821	(64)
Net revenues	5,466	6,848	5,698	(20)	(4)	19,355	17,681	9
Provision for credit losses	41	51	41	(20)	0	114	100	14
Compensation and benefits	2,540	2,929	3,043	(13)	(17)	8,472	9,685	(13)
General and administrative expenses	1,775	1,878	1,852	(5)	(4)	5,393	5,149	5
Commission expenses	425	459	414	(7)	3	1,359	1,275	7
Total other operating expenses	2,200	2,337	2,266	(6)	(3)	6,752	6,424	5
Total operating expenses	4,740	5,266	5,309	(10)	(11)	15,224	16,109	(5)
Income from continuing operations before taxes	685	1,531	348	(55)	97	4,017	1,472	173
Income tax expense	365	472	94	(23)	288	1,335	373	258
Income from continuing operations	320	1,059	254	(70)	26	2,682	1,099	144
Income from discontinued operations	150	0	4	–	–	159	15	–
Net income	470	1,059	258	(56)	82	2,841	1,114	155
Net income attributable to noncontrolling interests	16	14	4	14	300	39	28	39
Net income attributable to shareholders	454	1,045	254	(57)	79	2,802	1,086	158
of which from continuing operations	304	1,045	250	(71)	22	2,643	1,071	147
of which from discontinued operations	150	0	4	–	–	159	15	–
Statement of operations metrics (%)
Cost/income ratio	86.7	76.9	93.2	–	–	78.7	91.1	–
Pre-tax income margin	12.5	22.4	6.1	–	–	20.8	8.3	–
Effective tax rate	53.3	30.8	27.0	–	–	33.2	25.3	–
Net income margin [1]	8.3	15.3	4.5	–	–	14.5	6.1	–
Number of employees (full-time equivalents)
Number of employees	46,400	46,300	48,400	0	(4)	46,400	48,400	(4)
1 Based on amounts attributable to shareholders.

Results overview

Certain reclassifications have been made to prior periods to conform to the current presentation.

In Private Banking & Wealth Management, net revenues of CHF 3,320 million were stable compared to 3Q12, as lower net interest income was offset by higher equity participation gains reflected in other revenues and slightly higher recurring commissions and fees. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on slightly higher average deposit volumes and slightly higher loan margins on higher average loan volumes. Higher other revenues in 3Q13 mainly reflected equity participation gains of CHF 146 million from the sale of our exchange-traded funds (ETF) business and CHF 91 million from the sale of Strategic Partners, our secondary private equity business, partially offset by an impairment of CHF 18 million related to Asset Management Finance LLC (AMF). In 3Q12 we recognized a gain of CHF 140 million from the sale of our remaining ownership interest in Aberdeen Asset Management and higher investment-related gains, partially offset by an impairment of CHF 38 million related to AMF. Slightly higher recurring commissions and fees reflected higher investment account and services fees, higher banking services fees and higher discretionary mandate management fees, partially offset by lower asset management fees. Transaction- and performance-based revenues were stable.
In Investment Banking, net revenues of CHF 2,552 million were down 20% compared to 3Q12, reflecting a challenging market environment, particularly in our fixed income sales and trading business. Fixed income sales and trading revenues declined significantly across most businesses compared to 3Q12, reflecting a significant decline in client trading activity due to rising interest rates and widening spreads. Equity sales and trading revenues improved from 3Q12, reflecting continued market leadership and favorable equity market conditions. Underwriting and advisory results were lower compared to 3Q12 as lower equity underwriting and advisory performance offset continued strength in debt underwriting.
> Refer to “Private Banking & Wealth Management” and “Investment Banking” for further information.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 3Q13, losses before taxes were CHF 562 million, including fair value losses on our long-term vanilla debt of CHF 68 million, debit valuation adjustments (DVA) losses on certain structured notes liabilities of CHF 99 million and fair value gains on stand-alone derivatives of CHF 4 million, resulting in overall fair value losses on such items of CHF 163 million in the quarter.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and DVA relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
> Refer to “Impact from movements in own credit spreads” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2012 for further information.

in	3Q13	2Q13	3Q12	9M13	9M12
Net income/(loss) attributable to shareholders, excluding impact from movements in own credit spreads (CHF million)	597	927	1,119	2,894	3,043
Fair value gains/(losses) from movements in own credit spreads	(163)	130	(1,048)	(113)	(2,563)
Of which fair value gains/(losses) on own long-term vanilla debt	(68)	17	(681)	(88)	(1,466)
Of which fair value gains/(losses) from DVA on structured notes	(99)	79	(338)	(61)	(838)
Of which fair value gains/(losses) on stand-alone derivatives	4	34	(29)	36	(259)
Tax expense/(benefit)	(20)	12	(183)	(21)	(606)
Net income attributable to shareholders	454	1,045	254	2,802	1,086
For the effect of these items on capital, refer to "Capital management" in II – Treasury, risk, balance sheet and off-balance sheet.

The fair value losses on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. Additionally, for Group reporting purposes, 3Q13 results included a net debit of CHF 189 million comprising reclassifications to discontinued operations of revenues and expenses arising from sales of our ETF and Strategic Partners businesses and the announced sale of our Customized Fund Investment Group business (CFIG) recorded in our Private Banking & Wealth Management segment. 3Q13 results also included IT architecture simplification costs of CHF 40 million and business realignment costs of CHF 38 million, primarily consisting of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives.
> Refer to “Impact from movements in own credit spreads” for further information.
> Refer to “Business developments” in Private Banking & Wealth Management for further information on business disposals.
> Refer to “Format of presentation and changes in reporting” for further information regarding presentation of discontinued operations in this report.

Core Results reporting by division
	in			% change		in		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Net revenues (CHF million)
Wealth Management Clients	2,146	2,337	2,174	(8)	(1)	6,715	6,709	0
Corporate & Institutional Clients	512	525	508	(2)	1	1,557	1,579	(1)
Asset Management	662	562	618	18	7	1,757	1,885	(7)
Private Banking & Wealth Management	3,320	3,424	3,300	(3)	1	10,029	10,173	(1)
Investment Banking	2,552	3,400	3,184	(25)	(20)	9,897	9,894	0
Corporate Center	(406)	24	(786)	–	(48)	(571)	(2,386)	(76)
Net revenues	5,466	6,848	5,698	(20)	(4)	19,355	17,681	9
Provision for credit losses (CHF million)
Wealth Management Clients	21	20	25	5	(16)	60	74	(19)
Corporate & Institutional Clients	13	26	10	(50)	30	48	40	20
Private Banking & Wealth Management	34	46	35	(26)	(3)	108	114	(5)
Investment Banking	7	4	6	75	17	5	(14)	–
Corporate Center	0	1	0	(100)	–	1	0	–
Provision for credit losses	41	51	41	(20)	0	114	100	14
Total operating expenses (CHF million)
Wealth Management Clients	1,615	1,788	1,651	(10)	(2)	5,105	5,104	0
Corporate & Institutional Clients	259	255	284	2	(9)	775	833	(7)
Asset Management	394	418	394	(6)	0	1,225	1,258	(3)
Private Banking & Wealth Management	2,268	2,461	2,329	(8)	(3)	7,105	7,195	(1)
Investment Banking	2,316	2,642	2,695	(12)	(14)	7,609	8,204	(7)
Corporate Center	156	163	285	(4)	(45)	510	710	(28)
Total operating expenses	4,740	5,266	5,309	(10)	(11)	15,224	16,109	(5)
Income/(loss) from continuing operations before taxes (CHF million)
Wealth Management Clients	510	529	498	(4)	2	1,550	1,531	1
Corporate & Institutional Clients	240	244	214	(2)	12	734	706	4
Asset Management	268	144	224	86	20	532	627	(15)
Private Banking & Wealth Management	1,018	917	936	11	9	2,816	2,864	(2)
Investment Banking	229	754	483	(70)	(53)	2,283	1,704	34
Corporate Center	(562)	(140)	(1,071)	301	(48)	(1,082)	(3,096)	(65)
Income from continuing operations before taxes	685	1,531	348	(55)	97	4,017	1,472	173

Core Results reporting by region
	in			% change		in		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Net revenues (CHF million)
Switzerland	1,843	1,867	1,784	(1)	3	5,502	5,621	(2)
EMEA	1,303	1,711	1,670	(24)	(22)	4,961	5,406	(8)
Americas	2,129	2,431	2,540	(12)	(16)	7,111	7,158	(1)
Asia Pacific	597	815	490	(27)	22	2,352	1,882	25
Corporate Center	(406)	24	(786)	–	(48)	(571)	(2,386)	(76)
Net revenues	5,466	6,848	5,698	(20)	(4)	19,355	17,681	9
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	673	694	562	(3)	20	1,927	1,967	(2)
EMEA	38	183	270	(79)	(86)	821	888	(8)
Americas	468	573	747	(18)	(37)	1,710	1,785	(4)
Asia Pacific	68	221	(160)	(69)	–	641	(72)	–
Corporate Center	(562)	(140)	(1,071)	301	(48)	(1,082)	(3,096)	(65)
Income from continuing operations before taxes	685	1,531	348	(55)	97	4,017	1,472	173
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Provision for credit losses of CHF 41 million in 3Q13 reflects net provisions of CHF 34 million in Private Banking & Wealth Management and CHF 7 million in Investment Banking.
Total operating expenses of CHF 4,740 million were down 11% compared to 3Q12, primarily reflecting 17% lower compensation and benefits. The decrease in compensation and benefits was due to lower discretionary performance-related compensation accruals and lower salary expenses, reflecting the lower headcount. General and administrative expenses declined 4%, reflecting moderate decreases across most expense categories.
Income tax expense of CHF 365 million recorded in 3Q13 included the impact of the geographical mix of results and a tax charge of CHF 173 million related to the corporate income tax reduction from 23% to 20% in the UK that was enacted in 3Q13. Overall, net deferred tax assets (DTA) decreased CHF 495 million to CHF 5,939 million as of the end of 3Q13 compared to 2Q13. DTA on net operating losses decreased by CHF 250 million to CHF 1,607 million during 3Q13. The Core Results effective tax rate was 53.3% in 3Q13, compared to 30.8% in 2Q13. Excluding the impact of the UK corporate income tax rate reduction, the Core Results effective tax rate for 3Q13 was 28.0%.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Assets under management from continuing operations of CHF 1,252.7 billion were 0.5% lower compared to the end of 2Q13, as adverse foreign exchange-related movements and structural effects mainly from disposals of businesses in the Private Banking & Wealth Management division and the effects of our small markets initiative were partially offset by positive market movements and solid net new assets. Compared to the end of 3Q12, assets under management from continuing operations were CHF 41.7 billion higher, mainly driven by positive market movements and net new assets, partially offset by adverse foreign exchange-related movements and the structural effects.

Information and developments

Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our calculations of 4Q12 capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
In 3Q13 the Private Banking & Wealth Management division sold its ETF and Strategic Partners businesses, and announced the sale of its CFIG business. These transactions qualify for discontinued operations treatment under US GAAP, and revenues and expenses of these businesses and the relevant gains on disposal are classified as discontinued operations in the Group’s income statement. Prior periods for the Group’s reported results have been restated to conform to the current presentation. In the Private Banking & Wealth Management segment, the gains and expenses related to the business disposals are included in the segment’s reported results, but are excluded for the purposes of underlying results, consistent with the treatment of such disposals in past quarters. At the Group level, these items are also excluded for the purposes of underlying results, together with the other components of this measure as disclosed and reconciled to reported results. The reclassification of the revenues and expenses from the segment results to discontinued operations for Group reporting is effected through the Corporate Center.
> Refer to “Reconciliation to underlying results – Core Results” for further information on underlying results.

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. Income statement-based KPIs are measured on the basis of underlying results, which are non-GAAP financial measures.
> Refer to “Reconciliation to underlying results – Core Results” for further information on underlying results.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking for further information on divisional KPIs.

Collaboration revenues
Beginning 2Q13, collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction.
Additionally, within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand. Prior period measures of collaboration revenues were not materially impacted by this change and have not been restated. Collaboration revenues are measured by a dedicated governance structure and implemented through an internal revenue sharing structure. Only the net revenues generated by a transaction are considered. Position risk related to trading revenues, private equity and other investment-related gains, valuation adjustments and centrally managed treasury revenues are not included in collaboration revenues.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	3Q13	9M13	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	20.1	17.3	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	10.3	27.6	4.8
Total shareholder return of peer group [1,2]	–	9.9	18.8	49.2
Return on equity attributable to shareholders (annualized) – underlying [3]	Above 15%	6.6	10.6	10.4
Core Results cost/income ratio – underlying [3]	Below 70%	82.7	76.5	79.8
Capital (%)
Look-through Swiss Core Capital ratio	Above 10%	11.4	11.4	9.0
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

3 Measured on the basis of underlying results. Refer to "Reconciliation to underlying results – Core Results" for further information on underlying results.

Overview of results
	Private Banking & Wealth Management			Investment Banking			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse
in / end of period	3Q13	2Q13	3Q12	3Q13	2Q13	3Q12	3Q13		2Q13		3Q12		3Q13	2Q13	3Q12		3Q13	2Q13	3Q12	3Q13	2Q13	3Q12
Statements of operations (CHF million)
Net revenues	3,320	3,424	3,300	2,552	3,400	3,184	(406)		24		(786)		5,466	6,848	5,698		227	122	78	5,693	6,970	5,776
Provision for credit losses	34	46	35	7	4	6	0		1		0		41	51	41		0	0	0	41	51	41
Compensation and benefits	1,285	1,353	1,329	1,129	1,466	1,477	126		110		237		2,540	2,929	3,043		3	12	12	2,543	2,941	3,055
General and administrative expenses	788	896	811	961	934	993	26		48		48		1,775	1,878	1,852		2	5	5	1,777	1,883	1,857
Commission expenses	195	212	189	226	242	225	4		5		0		425	459	414		0	0	0	425	459	414
Total other operating expenses	983	1,108	1,000	1,187	1,176	1,218	30		53		48		2,200	2,337	2,266		2	5	5	2,202	2,342	2,271
Total operating expenses	2,268	2,461	2,329	2,316	2,642	2,695	156		163		285		4,740	5,266	5,309		5	17	17	4,745	5,283	5,326
Income/(loss) from continuing operations before taxes	1,018	917	936	229	754	483	(562)		(140)		(1,071)		685	1,531	348		222	105	61	907	1,636	409
Income tax expense	–	–	–	–	–	–	–		–		–		365	472	94		0	0	0	365	472	94
Income/(loss) from continuing operations	–	–	–	–	–	–	–		–		–		320	1,059	254		222	105	61	542	1,164	315
Income from discontinued operations	–	–	–	–	–	–	–		–		–		150	0	4		0	0	0	150	0	4
Net income	–	–	–	–	–	–	–		–		–		470	1,059	258		222	105	61	692	1,164	319
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–		–		–		16	14	4		222	105	61	238	119	65
Net income attributable to shareholders	–	–	–	–	–	–	–		–		–		454	1,045	254		–	–	–	454	1,045	254
of which from continuing operations	–	–	–	–	–	–	–		–		–		304	1,045	250		–	–	–	304	1,045	250
of which from discontinued operations	–	–	–	–	–	–	–		–		–		150	0	4		–	–	–	150	0	4
Statement of operations metrics (%)
Cost/income ratio	68.3	71.9	70.6	90.8	77.7	84.6	–		–		–		86.7	76.9	93.2		–	–	–	83.3	75.8	92.2
Pre-tax income margin	30.7	26.8	28.4	9.0	22.2	15.2	–		–		–		12.5	22.4	6.1		–	–	–	15.9	23.5	7.1
Effective tax rate	–	–	–	–	–	–	–		–		–		53.3	30.8	27.0		–	–	–	40.2	28.9	23.0
Net income margin	–	–	–	–	–	–	–		–		–		8.3	15.3	4.5		–	–	–	8.0	15.0	4.4
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,559	9,721	10,074	19,623	20,209	20,172	2,253	[2]	2,254	[2]	2,403	[2]	31,417	32,166	32,636		–	–	–	31,417	32,166	32,636
Pre-tax return on average utilized economic capital (%) [3]	43.2	38.3	37.9	5.2	15.4	10.3	–		–		–		9.2	19.5	4.9		–	–	–	12.0	20.8	5.6
Balance sheet statistics (CHF million)
Total assets [4]	275,421	279,340	279,789	528,762	561,980	629,892	86,886		74,316		109,167		891,069	915,636	1,018,848		4,100	4,267	4,444	895,169	919,903	1,023,292
Net loans	214,095	214,292	205,258	31,115	31,872	37,178	22		22		20		245,232	246,186	242,456		–	–	–	245,232	246,186	242,456
Goodwill	2,201	2,426	2,488	5,913	6,128	6,115	–		–		–		8,114	8,554	8,603		–	–	–	8,114	8,554	8,603
Number of employees (full-time equivalents)
Number of employees	26,100	26,500	27,400	20,000	19,500	20,100	300		300		900		46,400	46,300	48,400		–	–	–	46,400	46,300	48,400
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Includes diversification benefit.
3 Calculated using a return excluding interest costs for allocated goodwill.
4 Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.

Strategic development of our businesses
In October 2013, we decided to create a non-strategic unit within each of our two divisions to accelerate reduction of capital and costs associated with non-strategic activities and to shift resources to focus on our ongoing businesses and growth initiatives. The units will have separate management within each division, and will be reflected beginning with our 4Q13 reporting.
In Investment Banking, we are transferring into the divisional non-strategic unit our existing fixed income wind-down portfolio, parts of a restructured rates business, primarily legacy capital instruments that are not compliant with Basel III and capital-intensive structured positions, as well as certain legacy litigation costs and other small non-strategic positions.
In Private Banking & Wealth Management, we are establishing a similar function to include positions relating to the restructuring of the former Asset Management division. It also includes operations relating to a small markets initiative, selected legacy cross-border related run-off operations and litigation costs, primarily from the US, as well as the impact from the restructuring of the German onshore operation.
We have decided to retain these non-strategic units within the divisions, rather than establishing a separate non-strategic unit, so as to benefit from senior management’s expertise and focus. Results will be disclosed separately within the divisional results, enhancing transparency, and we plan to design governance to accelerate position and expense reductions. As a result, we expect that the establishment of these non-strategic units will drive further reductions in leverage and risk-weighted assets. It is also expected to free up capital for future growth in Private Banking & Wealth Management and to allow us to return capital to our shareholders. We believe this is a significant step towards achieving a more balanced allocation of capital between our divisions.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.2 billion in 2013, CHF 3.8 billion by the end of 2014 and CHF 4.4 billion by the end of 2015, the latter of which we are increasing to more than CHF 4.5 billion in connection with the establishment of the non-strategic units. These targets are measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
The majority of the expected future savings is expected to be realized from shared infrastructure and support services across

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the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions.
We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, exiting a number of small non-strategic markets, repositioning select non-profitable onshore operations, rationalization of front office and support functions, including simplification of our operating platform, streamlining of the offshore affluent and Swiss client coverage model and from announced divestitures. Within Investment Banking, we expect to deliver cost benefits from the restructuring of our rates business, the initiatives already completed in 2012, from continuing to review and realize efficiencies across business lines and geographic regions and from continuing to refine our business mix and align resources with highest returning opportunities. We expect to incur approximately CHF 1.8 billion of business realignment costs associated with these measures during the course of 2013 to 2015.
We incurred CHF 38 million of business realignment costs associated with these measures in 3Q13.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
In June 2013, the final text of the Capital Requirement Directive IV (CRD IV) was published in the Official Journal of the EU. With effect from January 1, 2014, CRD IV will replace the current CRD directive with new measures implementing Basel III and other requirements. Compliance with these requirements will include receiving certification by the UK’s Prudential Regulation Authority of models with respect to regulatory capital requirements of certain of our UK subsidiaries.
On August 16, 2013, Switzerland and Germany agreed to increase cross-border cooperation to facilitate the ability of financial institutions in both countries to provide banking services and mutual funds to customers in the other country. The agreement is expected to remain effective until applicable rules under the revised EU Markets in Financial Instruments Directive (MiFID II) apply, expected in 2017. The agreement will be supplemented by two implementation agreements defining the scope of cooperation. These implementation agreements are being finalized by Germany's Federal Financial Supervisory Authority and the Swiss Financial Market Supervisory Authority FINMA (FINMA).
On August 29, 2013, Switzerland and the US signed a joint statement which provides a framework for Swiss banks’ cooperation with the US authorities in their investigations focused on tax evasion. The framework applies to all Swiss banks except those banks, including Credit Suisse, which are the target of criminal investigations by the US Department of Justice.
In September, the Swiss Parliament approved an intergovernmental agreement with the US to implement the reporting and withholding tax provisions of the Foreign Account Tax Compliance Act (FATCA). If a referendum is filed, the agreement will be referred to a public vote. FATCA requirements enter into force on July 1, 2014.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.

Allocations and funding
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements, which aim to reflect the pricing structure of unrelated third-party transactions, govern the compensation received by one segment for generating revenue or providing services on behalf of another. Corporate services and business support are provided by the Shared Services area and these costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
We centrally manage our funding activities, with new securities for funding and capital purposes issued primarily by the Bank which lends funds to our operating subsidiaries and affiliates. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record net revenues and expenses relating to this funding in each of the segments, and our businesses are also credited to the extent they provide long-term stable funding.

> Refer to “Allocations and funding” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2012 for further information.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 3Q13, 47% and 34% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 1.4 billion during 3Q13, primarily due to a decrease in trading assets. The decrease in trading assets primarily reflected transfers out of level 3 derivatives and the foreign exchange translation impact.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 29.2 billion, compared to CHF 29.6 billion as of the end of 2Q13. As of the end of 3Q13, these assets comprised 3% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, unchanged from 2Q13.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 3Q13 was 46,400, up 100 from 2Q13 and down 2,000 from 3Q12. The increase in 3Q13 reflected a headcount increase in Investment Banking, due to seasonal graduate hiring, partly offset by a decrease in Private Banking & Wealth Management headcount resulting from our cost efficiency initiatives and in connection with the sale of our Asset Management businesses. The decrease from 3Q12 reflected headcount reductions resulting from our cost efficiency initiatives.

Number of employees by division
	end of			% change
	3Q13	2Q13	3Q12	QoQ	YoY
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	26,100	26,500	27,400	(2)	(5)
Investment Banking	20,000	19,500	20,100	3	0
Corporate Center	300	300	900	0	(67)
Number of employees	46,400	46,300	48,400	0	(4)

Reconciliation to underlying results – Core Results
Underlying results are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other items included in our reported Core Results. Management believes that underlying results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our underlying Core Results to the most directly comparable US GAAP measures.
> Refer to “Core Results”, “Private Banking & Wealth Management” and “Investment Banking” in this report and prior Financial Reports for the periods indicated for further information.

Reconciliation to underlying results – Core Results
in	Reported results	Own credit	[1]	Realignment costs & IT architecture		Certain litigation provisions		UK DTA reduction	[2]	Business disposals & impairments		Reclassifi- cations	[3]	Underlying results
3Q13 (CHF million)
Net revenues	5,466	156		–		–		–		(233)		237		5,626
Provision for credit losses	41	–		–		–		–		–		–		41
Total operating expenses	4,740	(7)		(78)		–		–		(48)		48		4,655
Income/(loss) from continuing operations before taxes	685	163		78	[4]	–		–		(185)	[5]	189		930
Income tax expense/(benefit)	365	20		17		–		(173)		(52)		54		231
Income/(loss) from continuing operations	320	143		61		–		173		(133)		135		699
Income/(loss) from discontinued operations, net of tax	150	–		–		–		–		–		(135)		15
Net income/(loss)	470	143		61		–		173		(133)		0		714
Net income attributable to noncontrolling interest	16	–		–		–		–		–		–		16
Net income/(loss) attributable to shareholders	454	143		61		–		173		(133)		0		698
Return on equity attributable to shareholders (annualized) (%)	4.3													6.6
Cost/income ratio (%)	86.7													82.7
2Q13 (CHF million)
Net revenues	6,848	(124)		–		–		–		(6)		–		6,718
Provision for credit losses	51	–		–		–		–		–		–		51
Total operating expenses	5,266	6		(152)		–		–		(5)		15		5,130
Income/(loss) from continuing operations before taxes	1,531	(130)		152	[6]	–		–		(1)	[7]	(15)		1,537
Income tax expense/(benefit)	472	(12)		38		–		–		(1)		(6)		491
Income/(loss) from continuing operations	1,059	(118)		114		–		–		0		(9)		1,046
Income/(loss) from discontinued operations, net of tax	0	–		–		–		–		–		9		9
Net income/(loss)	1,059	(118)		114		–		–		0		0		1,055
Net income attributable to noncontrolling interest	14	–		–		–		–		–		–		14
Net income/(loss) attributable to shareholders	1,045	(118)		114		–		–		0		0		1,041
Return on equity attributable to shareholders (annualized) (%)	10.1													10.0
Cost/income ratio (%)	76.9													76.4
3Q12 (CHF million)
Net revenues	5,698	1,025		8		–		–		(484)		–		6,247
Provision for credit losses	41	–		–		–		–		–		–		41
Total operating expenses	5,309	(23)		(136)		(136)		–		–		–		5,014
Income/(loss) from continuing operations before taxes	348	1,048		144	[8]	136	[9]	–		(484)	[10]	–		1,192
Income tax expense/(benefit)	94	183		44		40		(160)		(60)		–		141
Income/(loss) from continuing operations	254	865		100		96		160		(424)		–		1,051
Income/(loss) from discontinued operations, net of tax	4	–		–		–		–		–		–		4
Net income/(loss)	258	865		100		96		160		(424)		–		1,055
Net income attributable to noncontrolling interest	4	–		–		–		–		–		–		4
Net income/(loss) attributable to shareholders	254	865		100		96		160		(424)		–		1,051
Return on equity attributable to shareholders (annualized) (%)	2.9													11.4
Cost/income ratio (%)	93.2													80.3
1 Reflects the fair value impact from movements in own credit spreads.
2 Related to corporate income tax reduction enacted in the UK.
3 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF and Strategic Partners, and the announced sale of CFIG.
4 Includes i) realignment costs of CHF 38 million (CHF 30 million after tax); and ii) costs related to IT architecture simplification of CHF 40 million (CHF 31 million after tax).
5
Includes i) net gain on ETF sale of CHF 141 million, net of expenses of CHF 5 million (CHF 118 million after tax); ii) net gain on Strategic Partners sale of CHF 81 million, net of expenses of CHF 10 million (CHF 36 million after tax); iii) gains on private equity disposals of CHF 21 million (CHF 14 million after tax); iv) impairment of AMF of CHF 18 million (CHF 11 million after tax); v) expenses in connection with the announced sale of CFIG of CHF 33 million (CHF 19 million after tax); and vi) loss on sale of JO Hambro of CHF 7 million (CHF 5 million after tax).

6 Includes i) realignment costs of CHF 133 million (CHF 99 million after tax); and ii) costs related to IT architecture simplification of CHF 19 million (CHF 15 million after tax).
7 Includes i) primarily gains on private equity disposals of CHF 6 million (CHF 3 million after tax); and ii) other disposal related items of CHF 5 million (CHF 3 million after tax).
8 Realignment costs of CHF 144 million (CHF 100 million after tax).
9 Significant Investment Banking litigation provisions of CHF 136 million (CHF 96 million after tax).
10
Includes i) gain on sale of real estate of CHF 382 million (CHF 325 million after tax); ii) gain on sale of stake in Aberdeen Asset Management of CHF 140 million (CHF 122 million after tax); and iii) impairment of AMF and other losses of CHF 38 million (CHF 23 million after tax).

Reconciliation to underlying results – Core Results (continued)
in	Reported results	Own credit	Realignment costs & IT architecture		Certain litigation provisions		UK DTA reduction	Business disposals & impairments		Reclassifi- cations	Underlying results
9M13 (CHF million)
Net revenues	19,355	100	–		–		–	(206)		237	19,486
Provision for credit losses	114	–	–		–		–	–		–	114
Total operating expenses	15,224	(13)	(322)		–		–	(58)		68	14,899
Income/(loss) from continuing operations before taxes	4,017	113	322	[1]	–		–	(148)	[2]	169	4,473
Income tax expense/(benefit)	1,335	21	84		–		(173)	(44)		46	1,269
Income/(loss) from continuing operations	2,682	92	238		–		173	(104)		123	3,204
Income/(loss) from discontinued operations, net of tax	159	–	–		–		–	–		(123)	36
Net income/(loss)	2,841	92	238		–		173	(104)		0	3,240
Net income attributable to noncontrolling interest	39	–	–		–		–	–		–	39
Net income/(loss) attributable to shareholders	2,802	92	238		–		173	(104)		0	3,201
Return on equity attributable to shareholders (annualized) (%)	9.3										10.6
Cost/income ratio (%)	78.7										76.5
9M12 (CHF million)
Net revenues	17,681	2,540	15		–		–	(769)		–	19,467
Provision for credit losses	100	–	–		–		–	–		–	100
Total operating expenses	16,109	(23)	(380)		(136)		–	–		–	15,570
Income/(loss) from continuing operations before taxes	1,472	2,563	395	[3]	136	[4]	–	(769)	[5]	–	3,797
Income tax expense/(benefit)	373	606	108		40		(160)	(104)		–	863
Income/(loss) from continuing operations	1,099	1,957	287		96		160	(665)		–	2,934
Income/(loss) from discontinued operations, net of tax	15	–	–		–		–	–		–	15
Net income/(loss)	1,114	1,957	287		96		160	(665)		–	2,949
Net income attributable to noncontrolling interest	28	–	–		–		–	–		–	28
Net income/(loss) attributable to shareholders	1,086	1,957	287		96		160	(665)		–	2,921
Return on equity attributable to shareholders (annualized) (%)	4.2										11.0
Cost/income ratio (%)	91.1										80.0
2012 (CHF million)
Net revenues	23,328	2,912	15		–		–	(853)		–	25,402
Provision for credit losses	170	–	–		–		–	–		–	170
Total operating expenses	21,332	(27)	(665)		(363)		–	–		–	20,277
Income/(loss) from continuing operations before taxes	1,826	2,939	680	[6]	363	[7]	–	(853)	[8]	–	4,955
Income tax expense/(benefit)	464	678	203		133		(160)	(113)		–	1,205
Income/(loss) from continuing operations	1,362	2,261	477		230		160	(740)		–	3,750
Income/(loss) from discontinued operations, net of tax	21	–	–		–		–	–		–	21
Net income/(loss)	1,383	2,261	477		230		160	(740)		–	3,771
Net income attributable to noncontrolling interest	34	–	–		–		–	–		–	34
Net income/(loss) attributable to shareholders	1,349	2,261	477		230		160	(740)		–	3,737
Return on equity attributable to shareholders (annualized) (%)	3.9										10.4
Cost/income ratio (%)	91.4										79.8
1 Includes i) realignment costs of CHF 263 million (CHF 192 million after tax); and ii) costs related to IT architecture simplification of CHF 59 million (CHF 46 million after tax).
2
Includes i) net gain on ETF sale of CHF 135 million, net of expenses of CHF 11 million (CHF 114 million after tax); ii) net gain on Strategic Partners sale of CHF 79 million, net of expenses of CHF 12 million (CHF 35 million after tax); iii) gains on private equity disposals of CHF 40 million (CHF 24 million after tax); iv) loss on sale of JO Hambro of CHF 53 million (CHF 38 million after tax); v) expenses in connection with the announced sale of CFIG of CHF 35 million (CHF 20 million after tax); and vi) impairment of AMF of CHF 18 million (CHF 11 million after tax).

3 Realignment costs of CHF 395 million (CHF 287 million after tax).
4 Significant Investment Banking litigation provisions of CHF 136 million (CHF 96 million after tax).
5
Includes i) gain on sale of stake in Aberdeen Asset Management of CHF 384 million (CHF 326 million after tax); ii) gain on sale of real estate of CHF 382 million (CHF 325 million after tax); iii) gain on sale of a non-core business from the integration of Clariden Leu of CHF 41 million (CHF 37 million after tax); iv) impairment of AMF of CHF 38 million (CHF 23 million after tax).

6 Realignment costs of CHF 680 million (CHF 477 million after tax).
7
Includes i) litigation provisions related to National Century Financial Enterprises of CHF 227 million (CHF 134 million after tax); and ii) significant Investment Banking litigation provisions of CHF 136 million (CHF 96 million after tax).

8
Includes i) gain on sale of real estate of CHF 533 million (CHF 445 million after tax); ii) gain on sale of stake in Aberdeen Asset Management of CHF 384 million (CHF 326 million after tax); iii) gain on sale of Wincasa of CHF 45 million; iv) gain on sale of non-core business from the integration of Clariden Leu of CHF 41 million (CHF 37 million after tax); v) losses on private equity disposals of CHF 82 million (CHF 72 million after tax); vi) impairment of AMF and other losses of CHF 68 million (CHF 41 million after tax).

Private Banking & Wealth Management

In 3Q13, we reported income before taxes of CHF 1,018 million and net revenues of CHF 3,320 million.
During 3Q13, we completed the sales of our ETF business and Strategic Partners, our secondary private equity business, resulting in equity participation gains of CHF 237 million. Underlying income before taxes, which excludes these gains, associated divestiture expenses and other items not representative of our underlying performance, was CHF 836 million.
Net revenues were slightly lower compared to 2Q13, primarily reflecting lower transaction- and performance-based revenues and slightly lower recurring commissions and fees, partially offset by higher other revenues. Compared to 3Q12, net revenues were stable, as higher other revenues and slightly higher recurring commissions and fees were offset by lower net interest income.
Provision for credit losses were CHF 34 million on a net loan portfolio of CHF 214 billion.
Total operating expenses decreased compared to 2Q13 and 3Q12, mainly driven by an expense provision in 2Q13 relating to the withholding tax treaty between Switzerland and the UK and compensation and benefits, which were lower compared to 2Q13 and slightly lower compared to 3Q12.
In 3Q13, assets under management were CHF 1,268.2 billion, 2.2% lower compared to 2Q13. We attracted net new assets of CHF 8.1 billion.

Results
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Statements of operations (CHF million)
Net revenues	3,320	3,424	3,300	(3)	1	10,029	10,173	(1)
Provision for credit losses	34	46	35	(26)	(3)	108	114	(5)
Compensation and benefits	1,285	1,353	1,329	(5)	(3)	4,017	4,268	(6)
General and administrative expenses	788	896	811	(12)	(3)	2,478	2,368	5
Commission expenses	195	212	189	(8)	3	610	559	9
Total other operating expenses	983	1,108	1,000	(11)	(2)	3,088	2,927	6
Total operating expenses	2,268	2,461	2,329	(8)	(3)	7,105	7,195	(1)
Income before taxes	1,018	917	936	11	9	2,816	2,864	(2)
of which Wealth Management Clients	510	529	498	(4)	2	1,550	1,531	1
of which Corporate & Institutional Clients	240	244	214	(2)	12	734	706	4
of which Asset Management	268	144	224	86	20	532	627	(15)
Statement of operations metrics (%)
Cost/income ratio	68.3	71.9	70.6	–	–	70.8	70.7	–
Pre-tax income margin	30.7	26.8	28.4	–	–	28.1	28.2	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,559	9,721	10,074	(2)	(5)	9,636	10,044	(4)
Pre-tax return on average utilized economic capital (%) [1]	43.2	38.3	37.9	–	–	39.5	38.7	–
Number of employees (full-time equivalents)
Number of employees	26,100	26,500	27,400	(2)	(5)	26,100	27,400	(5)
1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Net revenue detail (CHF million)
Net interest income	1,070	1,079	1,143	(1)	(6)	3,194	3,423	(7)
Recurring commissions and fees	1,239	1,275	1,204	(3)	3	3,740	3,627	3
Transaction- and performance-based revenues	798	1,064	795	(25)	0	2,781	2,624	6
Other revenues [1]	213	6	158	–	35	314	499	(37)
Net revenues	3,320	3,424	3,300	(3)	1	10,029	10,173	(1)
Provision for credit losses (CHF million)
New provisions	65	88	60	(26)	8	205	209	(2)
Releases of provisions	(31)	(42)	(25)	(26)	24	(97)	(95)	2
Provision for credit losses	34	46	35	(26)	(3)	108	114	(5)
Balance sheet statistics (CHF million)
Net loans	214,095	214,292	205,258	0	4	214,095	205,258	4
of which Wealth Management Clients	151,740	151,700	145,226	0	4	151,740	145,226	4
of which Corporate & Institutional Clients	62,355	62,592	59,943	0	4	62,355	59,943	4
Deposits	290,042	285,577	281,954	2	3	290,042	281,954	3
of which Wealth Management Clients	218,372	217,055	216,795	1	1	218,372	216,795	1
of which Corporate & Institutional Clients	71,670	68,522	65,159	5	10	71,670	65,159	10
Number of relationship managers
Switzerland	1,580	1,600	1,630	(1)	(3)	1,580	1,630	(3)
EMEA	1,180	1,260	1,320	(6)	(11)	1,180	1,320	(11)
Americas	590	610	640	(3)	(8)	590	640	(8)
Asia Pacific	430	450	430	(4)	0	430	430	0
Wealth Management Clients	3,780	3,920	4,020	(4)	(6)	3,780	4,020	(6)
Corporate & Institutional Clients (Switzerland)	560	570	560	(2)	0	560	560	0
Number of relationship managers	4,340	4,490	4,580	(3)	(5)	4,340	4,580	(5)
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Results detail

The following provides a comparison of our 3Q13 results versus 3Q12 (YoY) and versus 2Q13 (QoQ).

Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Stable at CHF 3,320 million
Net revenues were stable as lower net interest income was offset by higher equity participation gains reflected in other revenues and slightly higher recurring commissions and fees. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on slightly higher average deposit volumes and slightly higher loan margins on higher average loan volumes. Higher other revenues in 3Q13 mainly reflected equity participation gains of CHF 146 million from the sale of our ETF business and CHF 91 million from the sale of our secondary private equity business partially offset by an impairment of CHF 18 million related to AMF. In 3Q12 we recognized a gain of CHF 140 million from the sale of our remaining ownership interest in Aberdeen Asset Management and higher investment-related gains, partially offset by an impairment of CHF 38 million related to AMF. Slightly higher recurring commissions and fees reflected higher investment account and services fees, higher banking services fees and higher discretionary mandate management fees, partially offset by lower asset management fees. Transaction- and performance-based revenues were stable.

QoQ: Down 3% from CHF 3,424 million to CHF 3,320 million
Slightly lower net revenues primarily reflected lower transaction- and performance-based revenues and slightly lower recurring commissions and fees, partially offset by higher equity participation gains reflected in other revenues. Lower transaction- and performance-based revenues reflected lower performance fees and carried interest, seasonally lower brokerage and product issuing fees and trading and sales income, and lower equity participations income. Slightly lower recurring commissions and fees reflected lower asset management fees, lower investment account and services fees and lower investment product management fees. Higher other revenues reflected equity participation gains from the sale of our ETF and secondary private equity businesses partially offset by the impairment related to AMF. Stable net interest income reflected stable deposit and loan margins on stable average deposit and loan volumes.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Down 3% from CHF 35 million to CHF 34 million
Provision for credit losses decreased slightly. Wealth Management Clients recorded net provisions of CHF 21 million and Corporate & Institutional Clients recorded net provisions of CHF 13 million in 3Q13.

QoQ: Down 26% from CHF 46 million to CHF 34 million
Provision for credit losses was higher in Wealth Management Clients and lower in Corporate & Institutional Clients. In 2Q13, Wealth Management Clients recorded net provisions of CHF 20 million while Corporate & Institutional Clients recorded net provisions of CHF 26 million.

Operating expenses
Compensation and benefits
YoY: Down 3% from CHF 1,329 million to CHF 1,285 million
Slightly lower compensation and benefits reflected lower discretionary performance-related compensation accruals and lower salary expenses, mainly driven by lower headcount resulting from our ongoing efficiency measures.

QoQ: Down 5% from CHF 1,353 million to CHF 1,285 million
Lower compensation and benefit expenses reflected lower discretionary performance-related compensation accruals.

General and administrative expenses
YoY: Down 3% from CHF 811 million to CHF 788 million
Lower general and administrative expenses reflected decreases across most expense categories.

QoQ: Down 12% from CHF 896 million to CHF 788 million
The decrease was driven by a 2Q13 expense provision of CHF 100 million related to the withholding tax treaty between Switzerland and the UK, whereby Swiss banks were collectively obliged to fund CHF 500 million as a guarantee for client regularization payments.

Key performance indicators
We target a divisional cost/income ratio of 65% measured on the basis of underlying results for the Private Banking & Wealth Management division. Underlying results are non-GAAP financial measures. In 3Q13, the underlying cost/income ratio was at 71.8%, down one percentage point compared to 3Q12 and stable compared to 2Q13.
> Refer to table “Reconciliation to underlying results – Private Banking & Wealth Management” for further information on underlying results.

We also target net new asset growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 3Q13, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 1.6% and 3.9%, respectively.

Assets under management
Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.
Assets under management of CHF 1,268.2 billion decreased 2.2% compared to the end of 2Q13, as adverse foreign exchange-related movements and structural effects mainly from disposals of businesses in the division and the effects of our small markets initiative were partially offset by positive market movements and solid net new assets. Wealth Management Clients contributed net new assets of CHF 3.2 billion with continued strong inflows from emerging markets and from our ultra-high-net-worth individual (UHNWI) client segment, partially offset by continued cross-border outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported inflows of CHF 0.5 billion. Asset Management reported net new assets of CHF 3.8 billion in 3Q13 with inflows mainly in credit and hedge fund products.
Assets under management were 1.4% higher compared to the end of 3Q12, driven mainly by positive market movements and net new assets, partially offset by adverse foreign exchange-related movements and the structural effects.

Business developments
On July 1, 2013, we completed the sale of our ETF business to BlackRock, recognizing an equity participation gain of CHF 146 million in 3Q13.
On August 1, 2013, we announced the sale of the Customized Fund Investment Group, our private equity fund of funds and co-investment business, to Grosvenor Capital Management. This transaction is expected to close in 4Q13.
On August 2, 2013, we completed the sale of JO Hambro including final purchase price adjustments of CHF 6 million.
On August 2, 2013, we completed the sale of Strategic Partners, our dedicated secondary private equity business, to Blackstone recognizing an equity participation gain of CHF 91 million for the quarter.
We are refocusing our regional footprint in certain smaller markets and reallocating resources to growth areas. Particularly, we expect to increase our presence in key emerging markets and further strengthen our market share in the UHNWI client segment.

Assets under management - Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	812.1	823.7	803.3	(1.4)	1.1	812.1	803.3	1.1
Corporate & Institutional Clients	241.1	238.3	220.3	1.2	9.4	241.1	220.3	9.4
Asset Management	370.7	390.7	368.9	(5.1)	0.5	370.7	368.9	0.5
Assets managed across businesses [1]	(155.7)	(156.1)	(141.8)	(0.3)	9.8	(155.7)	(141.8)	9.8
Assets under management	1,268.2	1,296.6	1,250.7	(2.2)	1.4	1,268.2	1,250.7	1.4
Average assets under management (CHF billion)
Average assets under management	1,275.8	1,318.9	1,239.7	(3.3)	2.9	1,293.3	1,216.3	6.3
Net new assets by business (CHF billion)
Wealth Management Clients	3.2	7.5	5.1	(57.3)	(37.3)	16.2	16.1	0.6
Corporate & Institutional Clients	0.5	(0.2)	0.1	–	400.0	4.8	0.4	–
Asset Management	3.8	1.5	(0.5)	153.3	–	11.7	(11.5)	–
Assets managed across businesses [1]	0.6	(1.2)	0.6	–	0.0	(5.0)	(1.0)	400.0
Net new assets	8.1	7.6	5.3	6.6	52.8	27.7	4.0	–
1 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Reconciliation to underlying results
Underlying results are non-GAAP financial measures that exclude certain items that management does not consider representative of our underlying performance. Provided below is a reconciliation of underlying results for the Private Banking & Wealth Management division to the most directly comparable US GAAP measures. For more information, see Private Banking & Wealth Management in this report and prior Financial Reports for the periods indicated.

Reconciliation to underlying results – Private Banking & Wealth Management
in	Reported results	Impairment AMF	Wealth Management Clients disposals		Asset Management disposals		Underlying results
3Q13 (CHF million)
Net revenues	3,320	18	6	[1]	(254)	[2]	3,090
Provision for credit losses	34	–	–		–		34
Total operating expenses	2,268	–	–		(48)		2,220
Income before taxes	1,018	18	6		(206)		836
Cost/income ratio (%)	68.3						71.8
2Q13 (CHF million)
Net revenues	3,424	–	–		(6)	[3]	3,418
Provision for credit losses	46	–	–		–		46
Total operating expenses	2,461	–	–		(5)		2,456
Income before taxes	917	–	–		(1)		916
Cost/income ratio (%)	71.9						71.9
3Q12 (CHF million)
Net revenues	3,300	38	–		(140)	[4]	3,198
Provision for credit losses	35	–	–		–		35
Total operating expenses	2,329	–	–		–		2,329
Income before taxes	936	38	–		(140)		834
Cost/income ratio (%)	70.6						72.8
9M13 (CHF million)
Net revenues	10,029	18	(28)	[5]	(273)	[6]	9,746
Provision for credit losses	108	–	–		–		108
Total operating expenses	7,105	–	–		(58)		7,047
Income before taxes	2,816	18	(28)		(215)		2,591
Cost/income ratio (%)	70.8						72.3
9M12 (CHF million)
Net revenues	10,173	38	(41)	[7]	(384)	[8]	9,786
Provision for credit losses	114	–	–		–		114
Total operating expenses	7,195	–	–		–		7,195
Income before taxes	2,864	38	(41)		(384)		2,477
Cost/income ratio (%)	70.7						73.5
1 Loss on sale of JO Hambro.
2
Includes i) equity participation gains of CHF 146 million from the sale of our ETF business and CHF 91 million from the sale of Strategic Partners and transaction related costs of CHF 2 million each; and ii) gains on private equity disposals of CHF 21 million.

3 Gains on private equity disposals.
4 Gain on sale of stake in Aberdeen Asset Management.
5 Gain on sale of JO Hambro.
6
Includes i) equity participation gains of CHF 146 million from the sale of our ETF business and CHF 91 million from the sale of Strategic Partners and transaction related costs of CHF 2 million each; and ii) gains on private equity disposals of CHF 40 million.

7 Gain on sale of non-core business from the integration of Clariden Leu.
8 Gain on sale of stake in Aberdeen Asset Management.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 7% from CHF 842 million to CHF 783 million
Lower net interest income reflected significantly lower deposit margins on stable average deposit volumes and slightly lower loan margins on higher average loan volumes.

QoQ: Stable at CHF 783 million
Stable net interest income reflected stable deposit margins and slightly lower loan margins on stable average deposit and loan volumes.

Recurring commissions and fees
YoY: Up 4% from CHF 769 million to CHF 803 million
Higher recurring commissions and fees reflected higher investment account and services fees, mainly from security account fees, higher discretionary mandate management fees and higher banking services fees.

QoQ: Stable at CHF 803 million
Recurring commissions and fees were stable as lower investment account and services fees, primarily from security account fees, and lower investment product management fees were partially offset by higher banking services fees.

Results - Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Statements of operations (CHF million)
Net revenues	2,146	2,337	2,174	(8)	(1)	6,715	6,709	0
Provision for credit losses	21	20	25	5	(16)	60	74	(19)
Total operating expenses	1,615	1,788	1,651	(10)	(2)	5,105	5,104	0
Income before taxes	510	529	498	(4)	2	1,550	1,531	1
Statement of operations metrics (%)
Cost/income ratio	75.3	76.5	75.9	–	–	76.0	76.1	–
Pre-tax income margin	23.8	22.6	22.9	–	–	23.1	22.8	–
Net revenue detail (CHF million)
Net interest income	783	794	842	(1)	(7)	2,339	2,522	(7)
Recurring commissions and fees	803	815	769	(1)	4	2,400	2,307	4
Transaction- and performance-based revenues	566	728	563	(22)	1	1,948	1,839	6
Other revenues [1]	(6)	0	0	–	–	28	41	(32)
Net revenues	2,146	2,337	2,174	(8)	(1)	6,715	6,709	0
Gross margin (annualized) (bp) [2]
Net interest income	38	38	43	–	–	38	43	–
Recurring commissions and fees	39	39	39	–	–	39	40	–
Transaction- and performance-based revenues	28	34	28	–	–	31	32	–
Other revenues	0	0	0	–	–	0	1	–
Gross margin	105	111	110	–	–	108	116	–
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1
Reflects losses of CHF 6 million in 3Q13 and gains of CHF 34 million in 1Q13 related to the sale of JO Hambro and gains of CHF 41 million in 2Q12 related to the sale of a non-core business from the integration of Clariden Leu.

2 Net revenues divided by average assets under management.

Transaction- and performance-based revenues
YoY: Stable at CHF 566 million
Stable transaction- and performance-based revenues mainly reflected higher revenues from integrated solutions offset by lower brokerage and product issuing fees.

QoQ: Down 22% from CHF 728 million to CHF 566 million
The decrease was driven by seasonally lower client activity, with lower brokerage and product issuing fees and trading and sales income, and lower foreign exchange client business. The decrease also reflected the dividend of CHF 36 million from our ownership interest in SIX Group AG and semi-annual performance fees from our Hedging-Griffo subsidiary, both in 2Q13.

Gross margin
Our gross margin was 105 basis points in 3Q13, five basis points lower compared to 3Q12, mainly reflecting a continued adverse interest rate environment and 2.8% higher average assets under management. Compared to 2Q13, the gross margin decreased six basis points, mainly reflecting the lower transaction- and performance-based revenues.

Assets under management - Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Assets under management by region (CHF billion)
Switzerland	274.3	272.1	258.2	0.8	6.2	274.3	258.2	6.2
EMEA	254.0	267.5	277.9	(5.0)	(8.6)	254.0	277.9	(8.6)
Americas	171.4	173.0	162.6	(0.9)	5.4	171.4	162.6	5.4
Asia Pacific	112.4	111.1	104.6	1.2	7.5	112.4	104.6	7.5
Assets under management	812.1	823.7	803.3	(1.4)	1.1	812.1	803.3	1.1
Average assets under management (CHF billion)
Average assets under management	816.3	840.1	794.3	(2.8)	2.8	825.4	776.6	6.3
Assets under management by currency (CHF billion)
USD	305.5	310.5	299.0	(1.6)	2.2	305.5	299.0	2.2
EUR	172.3	174.3	175.5	(1.1)	(1.8)	172.3	175.5	(1.8)
CHF	190.0	189.4	187.8	0.3	1.2	190.0	187.8	1.2
Other	144.3	149.5	141.0	(3.5)	2.3	144.3	141.0	2.3
Assets under management	812.1	823.7	803.3	(1.4)	1.1	812.1	803.3	1.1
Net new assets by region (CHF billion)
Switzerland	(0.7)	2.7	0.1	–	–	2.4	2.1	14.3
EMEA	(1.3)	1.9	1.3	–	–	1.5	(0.8)	–
Americas	1.9	0.0	0.2	–	–	3.5	6.5	(46.2)
Asia Pacific	3.3	2.9	3.5	13.8	(5.7)	8.8	8.3	6.0
Net new assets	3.2	7.5	5.1	(57.3)	(37.3)	16.2	16.1	0.6
Growth in assets under management (CHF billion)
Net new assets	3.2	7.5	5.1	–	–	16.2	16.1	–
Other effects	(14.8)	(19.6)	24.1	–	–	(2.6)	37.0	–
of which market movements	18.4	(14.6)	24.6	–	–	24.5	38.2	–
of which currency	(18.6)	(3.5)	(0.4)	–	–	(8.5)	(0.7)	–
of which other	(14.6)	(1.5)	(0.1)	–	–	(18.6)	(0.5)	–
Growth in assets under management	(11.6)	(12.1)	29.2	–	–	13.6	53.1	–
Growth in assets under management (annualized) (%)
Net new assets	1.6	3.6	2.6	–	–	2.7	2.9	–
Other effects	(7.2)	(9.4)	12.5	–	–	(0.4)	6.5	–
Growth in assets under management (annualized)	(5.6)	(5.8)	15.1	–	–	2.3	9.4	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.4	2.7	2.9	–	–	–	–	–
Other effects	(1.3)	3.7	8.4	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	1.1	6.4	11.3	–	–	–	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 5% from CHF 301 million to CHF 287 million
The decrease reflected significantly lower deposit margins on higher average deposit volumes and higher loan margins on higher average loan volumes.

QoQ: Stable at CHF 287 million
Stable net interest income reflected stable deposit and loan margins on stable average deposit and loan volumes.

Recurring commissions and fees
YoY: Up 11% from CHF 105 million to CHF 117 million
Higher recurring commissions and fees reflected higher investment account and services fees mainly from custody services and higher banking services fees mainly from lending commissions.

QoQ: Up 2% from CHF 115 million to CHF 117 million
Recurring commissions and fees increased slightly with small movements across most categories.

Transaction- and performance-based revenues
YoY: Down 3% from CHF 111 million to CHF 108 million
Slightly lower transaction- and performance-based revenues were mainly driven by lower revenues from integrated solutions, partially offset by higher revenues from foreign exchange client business.

QoQ: Down 18% from CHF 131 million to CHF 108 million
Transaction- and performance-based revenues were lower, mainly driven by seasonally lower trading and sales income and lower revenues from integrated solutions.

Results - Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Statements of operations (CHF million)
Net revenues	512	525	508	(2)	1	1,557	1,579	(1)
Provision for credit losses	13	26	10	(50)	30	48	40	20
Total operating expenses	259	255	284	2	(9)	775	833	(7)
Income before taxes	240	244	214	(2)	12	734	706	4
Statement of operations metrics (%)
Cost/income ratio	50.6	48.6	55.9	–	–	49.8	52.8	–
Pre-tax income margin	46.9	46.5	42.1	–	–	47.1	44.7	–
Net revenue detail (CHF million)
Net interest income	287	285	301	1	(5)	855	901	(5)
Recurring commissions and fees	117	115	105	2	11	345	335	3
Transaction- and performance-based revenues	108	131	111	(18)	(3)	368	372	(1)
Other revenues [1]	0	(6)	(9)	100	100	(11)	(29)	(62)
Net revenues	512	525	508	(2)	1	1,557	1,579	(1)
1 Reflects fair value losses on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Down 2% from CHF 438 million to CHF 431 million
The decrease primarily reflected a decrease in asset management fees given the sales of our ETF and secondary private equity businesses, lower carried interest on realized private equity gains and lower real estate transaction fees. This decrease was partially offset by private equity placement fees.

QoQ: Down 19% from CHF 531 million to CHF 431 million
The decease primarily reflected lower performance fees, carried interest on realized private equity gains, and asset management fees, partially offset by higher private equity placement fees. The decrease in performance fees reflected the semi-annual fees from Hedging-Griffo in 2Q13 and lower fees from credit. The decrease in asset management fees resulted from the sale of businesses in 3Q13.

Investment-related gains/(losses)
YoY: Down 80% from CHF 101 million to CHF 20 million
In 3Q13, gains of CHF 20 million included a gain of CHF 21 million in connection with the planned sale of a private equity business. In 3Q12, gains of CHF 101 million reflected gains in private equity investments mainly in the energy and transport sectors and in hedge fund investments.

QoQ: Down 29% from CHF 28 million to CHF 20 million
In 3Q13, gains of CHF 20 million included a gain of CHF 21 million in connection with the planned sale of a private equity business. In 2Q13, gains of CHF 28 million included gains in private equity investments in the energy sector and losses in the technology sector.

Results - Asset Management
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Statements of operations (CHF million)
Net revenues	662	562	618	18	7	1,757	1,885	(7)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	394	418	394	(6)	0	1,225	1,258	(3)
Income before taxes	268	144	224	86	20	532	627	(15)
Statement of operations metrics (%)
Cost/income ratio	59.5	74.4	63.8	–	–	69.7	66.7	–
Pre-tax income margin	40.5	25.6	36.2	–	–	30.3	33.3	–
Net revenue detail (CHF million)
Recurring commissions and fees	319	345	330	(8)	(3)	995	985	1
Transaction- and performance-based revenues	124	205	121	(40)	2	465	413	13
Other revenues	219	12	167	–	31	297	487	(39)
Net revenues	662	562	618	18	7	1,757	1,885	(7)
Net revenue detail by type (CHF million)
Asset management fees	319	345	330	(8)	(3)	995	985	1
Placement, transaction and other fees	62	49	56	27	11	173	151	15
Performance fees and carried interest	35	123	40	(72)	(13)	205	148	39
Equity participations income	15	14	12	7	25	39	59	(34)
Fee-based revenues	431	531	438	(19)	(2)	1,412	1,343	5
Investment-related gains/(losses)	20	28	101	(29)	(80)	136	229	(41)
Equity participations and other gains/(losses)	219	0	102	–	115	219	341	(36)
Other revenues [1]	(8)	3	(23)	–	(65)	(10)	(28)	(64)
Net revenues	662	562	618	18	7	1,757	1,885	(7)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	46	54	48	–	–	49	49	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Equity participations and other gains/(losses)
YoY: Up 115% from CHF 102 million to CHF 219 million
In 3Q13, we recognized gains of CHF 146 million from the sale of our ETF business and CHF 91 million from the sale of our secondary private equity business. These gains were partially offset by an impairment of CHF 18 million related to AMF. In 3Q12, we recognized a gain of CHF 140 million from the sale of our remaining 7.0% ownership interest in Aberdeen, partially offset by an impairment of CHF 38 million related to AMF.

QoQ: Up from zero to CHF 219 million
The gain in 3Q13 primarily resulted from the gains of CHF 237 million from the sales of our ETF and secondary private equity businesses, partially offset by the impairment related to AMF.

Assets under management - Asset Management
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Assets under management (CHF billion)
Hedge funds	28.9	28.4	24.2	1.8	19.4	28.9	24.2	19.4
Private equity	19.5	27.0	28.5	(27.8)	(31.6)	19.5	28.5	(31.6)
Real estate & commodities	49.9	49.1	48.8	1.6	2.3	49.9	48.8	2.3
Credit	28.9	28.3	21.5	2.1	34.4	28.9	21.5	34.4
ETF	0.0	15.2	16.1	(100.0)	(100.0)	0.0	16.1	(100.0)
Index strategies	70.9	69.8	61.2	1.6	15.8	70.9	61.2	15.8
Multi-asset class solutions	109.4	110.0	106.0	(0.5)	3.2	109.4	106.0	3.2
Fixed income & equities	55.5	56.4	57.4	(1.6)	(3.3)	55.5	57.4	(3.3)
Other	7.7	6.5	5.2	18.5	48.1	7.7	5.2	48.1
Assets under management [1]	370.7	390.7	368.9	(5.1)	0.5	370.7	368.9	0.5
Average assets under management (CHF billion)
Average assets under management	375.2	395.3	367.3	(5.1)	2.2	384.5	365.3	5.3
Assets under management by currency (CHF billion)
USD	92.1	102.9	95.8	(10.5)	(3.9)	92.1	95.8	(3.9)
EUR	53.0	54.3	47.5	(2.4)	11.6	53.0	47.5	11.6
CHF	195.3	202.7	198.9	(3.7)	(1.8)	195.3	198.9	(1.8)
Other	30.3	30.8	26.7	(1.6)	13.5	30.3	26.7	13.5
Assets under management	370.7	390.7	368.9	(5.1)	0.5	370.7	368.9	0.5
Growth in assets under management (CHF billion)
Net new assets [2]	3.8	1.5	(0.5)	–	–	11.7	(11.5)	–
Other effects	(23.8)	(3.9)	8.9	–	–	(12.6)	15.2	–
of which market movements	4.0	(3.0)	10.5	–	–	11.6	22.2	–
of which currency	(5.8)	(1.5)	(0.6)	–	–	(2.6)	(1.9)	–
of which other	(22.0)	0.6	(1.0)	–	–	(21.6)	(5.1)	–
Growth in assets under management	(20.0)	(2.4)	8.4	–	–	(0.9)	3.7	–
Growth in assets under management (annualized) (%)
Net new assets	3.9	1.5	(0.6)	–	–	4.2	(4.2)	–
Other effects	(24.4)	(4.0)	9.9	–	–	(4.5)	5.5	–
Growth in assets under management (annualized)	(20.5)	(2.5)	9.3	–	–	(0.3)	1.3	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.9	2.7	(5.0)	–	–	–	–	–
Other effects	(3.4)	5.7	6.0	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.5	8.4	1.0	–	–	–	–	–
Principal investments (CHF billion)
Principal investments [3]	2.3	2.5	3.6	(8.0)	(36.1)	2.3	3.6	(36.1)
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3 Primarily private equity investments.

Investment Banking

In 3Q13, we reported income before taxes of CHF 229 million and net revenues of CHF 2,552 million, reflecting a challenging market environment, particularly in our fixed income sales and trading business.
Fixed income sales and trading revenues declined significantly across most businesses, reflecting a seasonal slowdown, exacerbated by rising interest rates and widening spreads which adversely impacted client activity in 3Q13.
Equity sales and trading revenues improved from 3Q12, reflecting continued market leadership and favorable equity market conditions. Following a strong performance in 2Q13, equity sales and trading revenues declined, reflecting a seasonal slowdown.
Underwriting and advisory results were lower compared to 3Q12 as lower equity underwriting and advisory performance offset continued strength in debt underwriting. Compared to 2Q13, revenues declined across debt and equity underwriting and advisory consistent with lower industry volumes.
Compensation and benefits decreased significantly compared to both 3Q12 and 2Q13, mainly due to lower discretionary performance-related compensation expense. Total other operating expenses declined 3% compared to 3Q12 and were stable compared to 2Q13.
In 3Q13, we reported Basel III risk-weighted assets of USD 169 billion exceeding our Investment Banking target of less than USD 175 billion of Basel III risk-weighted assets by year-end.

Results
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Statements of operations (CHF million)
Net revenues	2,552	3,400	3,184	(25)	(20)	9,897	9,894	0
Provision for credit losses	7	4	6	75	17	5	(14)	–
Compensation and benefits	1,129	1,466	1,477	(23)	(24)	4,080	4,898	(17)
General and administrative expenses	961	934	993	3	(3)	2,810	2,610	8
Commission expenses	226	242	225	(7)	0	719	696	3
Total other operating expenses	1,187	1,176	1,218	1	(3)	3,529	3,306	7
Total operating expenses	2,316	2,642	2,695	(12)	(14)	7,609	8,204	(7)
Income/(loss) before taxes	229	754	483	(70)	(53)	2,283	1,704	34
Statement of operations metrics (%)
Cost/income ratio	90.8	77.7	84.6	–	–	76.9	82.9	–
Pre-tax income margin	9.0	22.2	15.2	–	–	23.1	17.2	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	19,623	20,209	20,172	(3)	(3)	19,648	20,437	(4)
Pre-tax return on average utilized economic capital (%) [1]	5.2	15.4	10.3	–	–	16.0	11.8	–
Number of employees (full-time equivalents)
Number of employees	20,000	19,500	20,100	3	0	20,000	20,100	0
1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)
	in / end of			% change		in / end of		% change
	3Q13	2Q13	3Q12	QoQ	YoY	9M13	9M12	YoY
Net revenue detail (CHF million)
Debt underwriting	424	535	403	(21)	5	1,420	1,109	28
Equity underwriting	129	207	173	(38)	(25)	493	385	28
Total underwriting	553	742	576	(25)	(4)	1,913	1,494	28
Advisory and other fees	152	167	288	(9)	(47)	464	735	(37)
Total underwriting and advisory	705	909	864	(22)	(18)	2,377	2,229	7
Fixed income sales and trading	833	1,257	1,427	(34)	(42)	4,077	4,462	(9)
Equity sales and trading	1,065	1,338	983	(20)	8	3,700	3,420	8
Total sales and trading	1,898	2,595	2,410	(27)	(21)	7,777	7,882	(1)
Other	(51)	(104)	(90)	(51)	(43)	(257)	(217)	18
Net revenues	2,552	3,400	3,184	(25)	(20)	9,897	9,894	0
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate & credit spread	38	43	46	(12)	(17)	42	56	(25)
Foreign exchange	9	10	8	(10)	13	10	16	(38)
Commodity	2	2	3	0	(33)	2	3	(33)
Equity	15	15	28	0	(46)	16	24	(33)
Diversification benefit	(23)	(30)	(40)	(23)	(43)	(29)	(40)	(28)
Average one-day, 98% risk management Value-at-Risk	41	40	45	2	(9)	41	59	(31)
Basel III risk-weighted assets (billion) [1]
Risk-weighted assets (CHF)	153	168	188	(9)	(19)	153	188	(19)
Risk-weighted assets (USD)	169	177	200	(5)	(16)	169	200	(16)
1
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our calculations of Basel III risk-weighted assets are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. For dates prior to January 1, 2013, we have estimated risk-weighted assets as if the Basel III framework had been implemented in Switzerland as of such date.

Key performance indicators

We target a divisional cost/income ratio of 70% based on underlying results for the Investment Banking division. Underlying results are non-GAAP financial measures that exclude certain items included in our reported results that management considers not representative of our underlying performance. There were no underlying adjustments to reported results for the Investment Banking division in 3Q13 or 2Q13. In 3Q12, underlying adjustments to the reported results for the Investment Banking division consisted of certain significant litigation provisions, primarily concerning mortgage-related matters totaling CHF 136 million. The cost/income ratio was 90.8% in 3Q13, compared to 77.7% in 2Q13 and 80.4% in 3Q12 (on an underlying basis).

Results detail

The following provides a comparison of our 3Q13 results versus 3Q12 (YoY) and versus 2Q13 (QoQ).

Net revenues
Debt underwriting
YoY: Up 5% from CHF 403 million to CHF 424 million
The increase was due to higher investment grade results as market share gains more than offset weaker global industry-wide issuance volumes. We also had higher revenues from emerging markets reflecting improved results in structured lending. These increases were partially offset by lower results in leveraged finance reflecting lower high yield market share and lower global high yield industry-wide issuance volumes.

QoQ: Down 21% from CHF 535 million to CHF 424 million
The decrease was due to lower revenues from leveraged finance as high yield market share gains were more than offset by lower global industry-wide high-yield issuance volumes. Results included lower emerging markets revenues, driven by weaker results in Brazil, and lower revenues from structured credit. These decreases were partially offset by higher revenues in investment grade as market share gains more than offset a decline in global industry-wide issuance volumes.

Equity underwriting
YoY: Down 25% from CHF 173 million to CHF 129 million
The decrease primarily reflected lower revenues from convertibles as market share gains were more than offset by lower global industry-wide issuance activity. We also had lower revenues from follow-on offerings driven by lower market share and lower global industry-wide issuance activity. These declines were partially offset by higher revenues from IPOs as higher global industry-wide issuance activity more than offset lower market share.

QoQ: Down 38% from CHF 207 million to CHF 129 million
The decrease was primarily driven by lower revenues from follow-on offerings, reflecting lower market share and lower global industry-wide issuance activity. We also had lower revenues from IPOs driven by lower global industry-wide issuance activity. Additionally, we had weaker results in convertibles as market share gains were more than offset by a significant decrease in global industry-wide issuance activity.

Advisory and other fees
YoY: Down 47% from CHF 288 million to CHF 152 million
The decrease was primarily due to significantly lower M&A fees reflecting a decline in the total industry fee pool. We also had lower results in private placements as 3Q12 included a large Private Investment in Public Equity transaction in the energy sector.

QoQ: Down 9% from CHF 167 million to CHF 152 million
The decrease was primarily driven by lower restructuring advisory fees. We also had lower M&A fees reflecting lower global industry-wide completed M&A volumes and lower global completed M&A market share.

Fixed income sales and trading
YoY: Down 42% from CHF 1,427 million to CHF 833 million
Fixed income revenues declined significantly due to lower results across most businesses. This decrease reflected a significant decline in client trading activity due to rising rates and widening spreads driven by expectations of the US Federal Reserve reducing its bond buying program through most of the quarter. We had significantly lower revenues in securitized products, driven by lower client trading activity in agency and non-agency residential mortgage-backed securities (RMBS) partially offset by strong asset finance performance, which in turn was driven by higher origination volumes. Global rates, foreign exchange and commodities revenues were lower due to reduced client activity. Results in corporate lending declined, reflecting a 3Q12 benefit of CHF 72 million from a refinement of the loss given default model used in the valuation of our corporate loan book. Emerging markets revenues were resilient, albeit lower, as an improved financing environment was offset by continued trading volatility in local markets. Global credit products revenues were flat reflecting continued strength in our leveraged finance franchise. In 3Q13, we incurred a loss of CHF 68 million from businesses we are exiting, compared to CHF 60 million in 3Q12. At the end of the quarter, fixed income Basel III risk-weighted assets totaled USD 104 billion, a reduction of USD 25 billion, or 19%, from a year ago.

QoQ: Down 34% from CHF 1,257 million to CHF 833 million
Fixed income sales and trading revenues declined, reflecting a seasonal slowdown exacerbated by challenging trading conditions through the quarter. Securitized products revenues declined primarily driven by weaker results in non-agency RMBS following a strong performance in 2Q13. We also had lower results in foreign exchange and global rates, reflecting the difficult trading conditions. Global credit products revenues declined, as strong results in investment grade and leveraged finance were more than offset by declines in structured credit. Emerging markets revenues improved, as increased financing activity offset a further deterioration in trading conditions in Asia. We incurred a loss of CHF 68 million from businesses we are exiting compared to a loss of CHF 34 million in 2Q13. Fixed income Basel III risk-weighted assets decreased USD 8 billion, or 7%, from 2Q13.

Equity sales and trading
YoY: Up 8% from CHF 983 million to CHF 1,065 million
We delivered strong and consistent revenues reflecting continued market leadership, higher global equity prices and increased flows into equity funds. Performance was driven by strength across all products in Asia. Derivatives revenues increased substantially, reflecting stronger trading results, particularly in Asia, in contrast to lower revenues related to our conservative risk positioning in 3Q12. Cash equities revenues increased, reflecting market share gains particularly in electronic trading. Prime services revenues were higher, reflecting increased client balances and our continued strong market share position.

QoQ: Down 20% from CHF 1,338 million to CHF 1,065 million
Following a strong performance in 2Q13, equity sales and trading revenues declined, reflecting a seasonal slowdown in activity. We had substantially lower derivatives results, consistent with significantly lower industry volumes and following strong performance in 2Q13, primarily in Asia and the US. Cash equities revenues also declined due to lower global trading volumes, though our market share position remained strong. Revenues in our prime services business were stable.

Operating expenses
Compensation and benefits
YoY: Down 24% from CHF 1,477 million to CHF 1,129 million
The decrease was driven by lower discretionary performance-related compensation expense, reflecting lower results, and lower deferred compensation expense from prior-year awards. We also had lower salaries, reflecting lower headcount.

QoQ: Down 23% from CHF 1,466 million to CHF 1,129 million
The decrease was primarily due to lower discretionary performance-related compensation expense, reflecting lower results. We also had lower payroll taxes, as 2Q13 included higher payroll taxes on share deliveries.

General and administrative expenses
YoY: Down 3% from CHF 993 million to CHF 961 million
The decrease was driven by lower litigation provisions and lower professional fees.

QoQ: Up 3% from CHF 934 million to CHF 961 million
The increase was primarily driven by higher litigation provisions, including CHF 128 million for mortgage-related matters in 3Q13.

Evolving the Investment Banking business model

Our business model has continued to evolve in response to the market and regulatory environment. As of the end of 2Q13, we achieved our Investment Banking balance sheet target of less than USD 600 billion of assets by year-end and as of the end of 3Q13 we reported assets of USD 585 billion. In addition, we are on track to meet our Swiss leverage exposure target of USD 840 billion by year-end 2013. We reported USD 864 billion as of the end of 3Q13, down USD 137 billion from 3Q12, improving the Group’s leverage ratio.

Assets under management

We had net asset inflows from continuing operations of CHF 8.5 billion during 3Q13 and assets under management of CHF 1,252.7 billion as of the end of 3Q13.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,252.7 billion were 0.5% lower compared to the end of 2Q13, as adverse foreign exchange-related movements and structural effects mainly from disposals of businesses in the Private Banking & Wealth Management division and the effects of our small markets initiative were partially offset by positive market movements and solid net new assets. Compared to the end of 3Q12, assets under management from continuing operations were CHF 41.7 billion higher, primarily driven by positive market movements and net new assets, partially offset by adverse foreign exchange-related movements and the structural effects.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Assets under management and client assets
	end of				% change
	3Q13	2Q13	4Q12	3Q12	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	812.1	823.7	798.5	803.3	(1.4)	1.7	1.1
Corporate & Institutional Clients	241.1	238.3	223.8	220.3	1.2	7.7	9.4
Asset Management [1]	370.7	390.7	371.6	368.9	(5.1)	(0.2)	0.5
Assets managed across businesses [2]	(155.7)	(156.1)	(143.1)	(141.8)	(0.3)	8.8	9.8
Assets under management	1,268.2	1,296.6	1,250.8	1,250.7	(2.2)	1.4	1.4
of which continuing operations	1,252.7	1,259.0	1,211.4	1,211.0	(0.5)	3.4	3.4
of which discontinued operations	15.5	37.6	39.4	39.7	(58.8)	(60.7)	(61.0)
Assets under management from continuing operations	1,252.7	1,259.0	1,211.4	1,211.0	(0.5)	3.4	3.4
of which discretionary assets	395.9	380.2	368.2	366.4	4.1	7.5	8.1
of which advisory assets	856.8	878.8	843.2	844.6	(2.5)	1.6	1.4
Client assets (CHF billion)
Wealth Management Clients	932.1	931.6	913.8	914.1	0.1	2.0	2.0
Corporate & Institutional Clients	342.2	337.0	323.1	322.5	1.5	5.9	6.1
Asset Management [1]	370.7	390.7	371.6	368.9	(5.1)	(0.2)	0.5
Assets managed across businesses [2]	(155.7)	(156.1)	(143.1)	(141.8)	(0.3)	8.8	9.8
Client Assets	1,489.3	1,503.2	1,465.4	1,463.7	(0.9)	1.6	1.7
of which continuing operations	1,473.8	1,465.6	1,426.0	1,424.0	0.6	3.4	3.5
of which discontinued operations	15.5	37.6	39.4	39.7	(58.8)	(60.7)	(61.0)
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 8.5 billion in 3Q13.
Wealth Management Clients contributed net new assets of CHF 3.2 billion with continued strong inflows from emerging markets and from our UHNWI client segment, partially offset by continued cross-border outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported inflows of CHF 0.5 billion. Asset Management reported net new assets of CHF 3.8 billion in 3Q13 with inflows mainly in credit and hedge fund products.

Net new assets
in	3Q13	2Q13	3Q12	9M13	9M12
Net new assets (CHF billion)
Wealth Management Clients	3.2	7.5	5.1	16.2	16.1
Corporate & Institutional Clients	0.5	(0.2)	0.1	4.8	0.4
Asset Management	3.8	1.5	(0.5)	11.7	(11.5)
Assets managed across businesses [1]	0.6	(1.2)	0.6	(5.0)	(1.0)
Net new assets	8.1	7.6	5.3	27.7	4.0
of which continuing operations	8.5	8.5	5.4	31.1	3.3
of which discontinued operations	(0.4)	(0.9)	(0.1)	(3.4)	0.7
1 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Growth in assets under management
in	3Q13	2Q13	3Q12	9M13	9M12
Growth in assets under management (CHF billion)
Net new assets from continuing operations	8.5	8.5	5.4	31.1	3.3
Net new assets from discontinued operations	(0.4)	(0.9)	(0.1)	(3.4)	0.7
Net new assets	8.1	7.6	5.3	27.7	4.0
of which Wealth Management Clients	3.2	7.5	5.1	16.2	16.1
of which Corporate & Institutional Clients	0.5	(0.2)	0.1	4.8	0.4
of which Asset Management [1]	3.8	1.5	(0.5)	11.7	(11.5)
of which assets managed across businesses [2]	0.6	(1.2)	0.6	(5.0)	(1.0)
Other effects from continuing operations	(14.8)	(21.9)	31.4	10.2	60.0
Other effects from discontinued operations	(21.7)	(0.7)	0.9	(20.5)	1.5
Other effects	(36.5)	(22.6)	32.3	(10.3)	61.5
of which Wealth Management Clients	(14.8)	(19.6)	24.1	(2.6)	37.0
of which Corporate & Institutional Clients	2.3	(0.1)	6.4	12.5	16.9
of which Asset Management	(23.8)	(3.9)	8.9	(12.6)	15.2
of which assets managed across businesses [2]	(0.2)	1.0	(7.1)	(7.6)	(7.6)
Growth in assets under management from continuing operations	(6.3)	(13.4)	36.8	41.3	63.3
Growth in assets under management from discontinued operations	(22.1)	(1.6)	0.8	(23.9)	2.2
Growth in assets under management	(28.4)	(15.0)	37.6	17.4	65.5
of which Wealth Management Clients	(11.6)	(12.1)	29.2	13.6	53.1
of which Corporate & Institutional Clients	2.8	(0.3)	6.5	17.3	17.3
of which Asset Management [1]	(20.0)	(2.4)	8.4	(0.9)	3.7
of which assets managed across businesses [2]	0.4	(0.2)	(6.5)	(12.6)	(8.6)
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	2.7	2.7	1.8	3.4	0.4
Net new assets from discontinued operations	(4.3)	(9.2)	(1.0)	(11.5)	2.5
Net new assets	2.5	2.3	1.7	3.0	0.4
of which Wealth Management Clients	1.6	3.6	2.6	2.7	2.9
of which Corporate & Institutional Clients	0.8	(0.3)	0.2	2.9	0.3
of which Asset Management [1]	3.9	1.5	(0.6)	4.2	(4.2)
of which assets managed across businesses [2]	(1.5)	3.1	(1.8)	4.6	1.0
Other effects from continuing operations	(4.7)	(6.9)	10.7	1.1	7.0
Other effects from discontinued operations	(230.9)	(7.1)	9.2	(69.4)	5.3
Other effects	(11.3)	(6.9)	10.7	(1.1)	7.0
of which Wealth Management Clients	(7.2)	(9.4)	12.5	(0.4)	6.5
of which Corporate & Institutional Clients	3.9	(0.2)	12.0	7.4	11.1
of which Asset Management	(24.4)	(4.0)	9.9	(4.5)	5.5
of which assets managed across businesses [2]	0.5	(2.6)	21.0	7.1	7.6
Growth in assets under management continuing operations	(2.0)	(4.2)	12.5	4.5	7.4
Growth in assets under management from discontinued operations	(235.2)	(16.3)	8.2	(80.9)	7.8
Growth in assets under management	(8.8)	(4.6)	12.4	1.9	7.4
of which Wealth Management Clients	(5.6)	(5.8)	15.1	2.3	9.4
of which Corporate & Institutional Clients	4.7	(0.5)	12.2	10.3	11.4
of which Asset Management [1]	(20.5)	(2.5)	9.3	(0.3)	1.3
of which assets managed across businesses [2]	(1.0)	0.5	19.2	11.7	8.6
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	3.1	3.0	0.7	–	–
Net new assets from discontinued operations	(8.3)	(7.7)	2.8	–	–
Net new assets	2.8	2.6	0.7
of which Wealth Management Clients	2.4	2.7	2.9	–	–
of which Corporate & Institutional Clients	2.7	2.6	1.5	–	–
of which Asset Management [1]	3.9	2.7	(5.0)	–	–
of which Assets managed across businesses [2]	3.3	3.5	(2.1)	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management

During 3Q13, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for further information on liquidity and funding management.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. The assets included in the liquidity pool consist of cash, high grade bonds, major market equity securities and other liquid securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top rated counterparties. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The BCBS has stated that it will continue to review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.
Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began using the NSFR in 2012 as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. Pursuant to our plans announced in October 2012 to reduce our balance sheet by the end of 2013 to below CHF 900 billion on a foreign exchange neutral basis compared to the end of 3Q12, we further strengthened our long-term funding profile to accelerate the increase of our NSFR. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 3Q13. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions.
In November 2012, the Swiss Federal Council adopted a liquidity ordinance that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making in Switzerland. Both quantitative and qualitative requirements are consistent with existing FINMA liquidity requirements.

Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency and geography and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
These assets include our liquidity pool, which as of the end of 3Q13 based on our internal model was CHF 137 billion, net of a stress test level haircut. The liquidity pool consisted of CHF 55 billion of cash held at major central banks, primarily the Fed, the Swiss National Bank (SNB) and the ECB, CHF 51 billion of securities issued by governments and government agencies, primarily of the US, France, Germany, Switzerland and Britain and CHF 31 billion of other highly liquid assets including equity securities that form part of major indices.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 24% as of the end of 3Q13 compared to 22% as of the end of 2Q13, reflecting stable loans and slightly higher core customer deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 298 billion as of the end of 3Q13 compared to CHF 293 billion as of the end of 2Q13, reflecting growth in the customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Debt issuances and redemptions
Our capital markets debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
In 3Q13, we issued CHF 1.0 billion of senior debt and senior unsecured debt of CHF 6.8 billion, subordinated debt of CHF 0.1 billion and covered bonds of CHF 123 million matured. As of September 30, 2013, we had CHF 14.3 billion of domestic and international covered bonds outstanding.
As of the end of 3Q13, the weighted average maturity of long-term debt was 7.0 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.4 billion, CHF 3.1 billion and CHF 4.8 billion, respectively, as of the end of 3Q13, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. On July 2, 2013 Standard & Poor’s announced a one-notch rating downgrade.
As of the end of 3Q13, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2012 for further information.

Capital management

Our capital position remained strong with a CET1 ratio under Basel III of 16.3% as of the end of 3Q13, reflecting a reduction in RWA compared to the end of 2Q13. Our Look-through Swiss Core Capital ratio was 11.4% as of the end of 3Q13.

Regulatory capital framework

Overview
Effective January 1, 2013, the Basel II.5 framework, under which we operated in 2012, was replaced by the Basel III framework, which was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business. Our 4Q12 calculations of capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.

Capital structure under Basel III
The BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA).
In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2013		2014		2015		2016		2017		2018		2019
Capital ratios
Minimum CET1	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer							0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB							0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	3.5%		4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Minimum additional tier 1	1.0%	[1]	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	4.5%		5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	3.5%	[1]	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates transition period.
2 Includes goodwill and other intangible assets, certain deferred tax assets and participations in financial institutions.

A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
The CET1 capital will be subject to certain regulatory deductions and other adjustments to common equity, including deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Beginning January 1, 2013, capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

Swiss requirements
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in from 2013 through 2018 and are fully effective January 1, 2019. The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Based on these parameters, FINMA determines the progressive component on an annual basis. For 2013, FINMA set our progressive component requirement at 4.41%. The progressive component may be met with CET1 capital or low-trigger capital instruments. Low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component may also be met with high-trigger capital instruments.
Similar to Basel III, the Swiss requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. In February 2013, upon the request of the SNB, the Swiss Federal Council activated the countercyclical capital buffer, which was effective September 30, 2013 and requires banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgage loans that finance residential property in Switzerland. As of September 30, 2013, our countercyclical buffer was CHF 145 million, which is equivalent to an additional requirement of 0.05% of CET1.
We also measure Swiss Core Capital and Swiss Total Capital. Swiss Core Capital consists of CET1 capital and tier 1 participation securities, which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other Swiss adjustments. Our Swiss Total Capital consists of Swiss Core Capital, high-trigger capital instruments and low-trigger capital instruments.
As of January 1, 2013, we must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

as of 2013
Capital ratio requirements
8.10%
1.10%
1.00%
6.00%
10.52%
2.02%
1.75%
6.75%
12.38%
2.76%
2.25%
7.37%
14.06%
3.31%
2.63%
8.12%
15.39%
3.77%
2.87%
8.75%
16.51%
4.13%
3.00%
9.38%
17.41%
4.41%[1]
3.00%
10.00%
Respective capital ratio requirements multiplied by 24%
Progressive component[1] 1.10% 2.02% 2.76% 3.31% 3.77% 4.13% 4.41%
Buffer component 3.50% 4.50% 5.12% 6.25% 7.12% 7.88% 8.50%
Minimum component 3.50% 4.00% 4.50% 4.50% 4.50% 4.50% 4.50%
Swiss leverage ratio requirements
1.94%
0.26%
0.24%
1.44%
2.53%
0.49%
0.42%
1.62%
2.97%
0.66%
0.54%
1.77%
3.37%
0.79%
0.63%
1.95%
3.69%
0.90%
0.69%
2.10%
3.96%
0.99%
0.72%
2.25%
4.18%
1.06%
0.72%
2.40%
Effective as of January 1, for the applicable year
2013 2014 2015 2016 2017 2018 2019
Swiss Core Capital
High-trigger capital instruments
Low-trigger capital instruments

Excludes countercyclical buffer required as of September 30, 2013.

[1] The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, we estimate that the 2019 progressive component will be further reduced in 2014.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR) and, since January 1, 2013, advanced credit valuation adjustment (CVA). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
FINMA, in line with Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 3Q13, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.
Effective January 1, 2013, FINMA introduced increased capital charges for mortgage loans that finance certain residential property in Switzerland (mortgage multiplier). These increased capital charges, which are applied for both BIS and FINMA purposes, will be phased in by January 1, 2019.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Capital issuances and redemptions

In August 2013, we issued USD 2.5 billion 6.5% tier 2 capital notes due in August 2023 (6.5% Tier 2 Notes). In September 2013, we issued CHF 290 million 6.0% tier 1 capital notes (6.0% Tier 1 Notes), which are perpetual but may be redeemed at our option in September 2018, subject to certain conditions. In September 2013, we also issued EUR 1.25 billion 5.75% tier 2 capital notes due in September 2025 (5.75% Tier 2 Notes and, together with the 6.5% Tier 2 Notes, the Tier 2 Notes).
Each of the series of capital notes issued in 3Q13 qualify as low-trigger capital instruments and have a write-down feature, which means that the full principal amount of the notes will be permanently written down to zero upon the occurrence of specified triggering events. These events occur when the amount of our CET1 ratio, together with an additional ratio described below that takes into account other outstanding capital instruments, falls below 5% for the Tier 2 Notes and 5.125% for the Tier 1 Notes. The write-down can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and determines a write-down is not required The capital notes will also be written down upon a non-viability event, which occurs when FINMA determines that a write-down is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances.
The capital ratio write-down triggers for each of the series of capital notes issued in 3Q13 take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write-down of the respective 3Q13 capital notes. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount under the terms of the 3Q13 capital notes.
For the Tier 2 Notes as of the end of 3Q13, the Higher Trigger Capital Amount was CHF 4.3 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 1.6%. For the 6.0% Tier 1 Notes as of the end of 3Q13, the Higher Trigger Capital Amount was CHF 4.1 billion and the Higher Trigger Capital Ratio was 1.5%.
> Refer to the table “BIS statistics – Basel III” for further information on the BIS statistics used to calculate such measures.

In September 2013, we called our CHF 2.5 billion 10% perpetual tier 1 capital notes issued in 2008 and our USD 3.5 billion 11% perpetual tier 1 capital notes issued in 2008, of which USD 1.775 billion was still outstanding.
On October 23, 2013, based on a prior agreement with an entity affiliated with Qatar Investment Authority, we exchanged such entity’s holding of all of the CHF 2.5 billion 10% tier 1 capital notes and USD 1.72 billion of the 11% tier 1 capital notes into equivalent principal amounts of tier 1 high-trigger capital instruments, which were reflected as additional tier 1 instruments subject to phase-out as of the end of September 2013. In addition, we redeemed USD 55 million of the 11% tier 1 capital notes for cash. These transactions were approved by FINMA.
> Refer to “Related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance – Banking relationships with members of the Board and Executive Board and related party transactions in our 2012 Annual Report for further information on the agreement to exchange.

Capital metrics under Basel III

Regulatory capital and ratios – Group
Our CET1 ratio was 16.3% as of the end of 3Q13, compared to 15.3% as of the end of 2Q13. Our tier 1 ratio was 17.0% as of the end of 3Q13 compared to 15.9% as of the end of 2Q13, reflecting a reduction in RWA. Our total capital ratio was 20.9% as of the end of 3Q13 compared to 18.2% as of the end of 2Q13, reflecting increased total capital and the reduction in RWA.
CET1 capital was CHF 43.8 billion as of the end of 3Q13 compared to CHF 44.4 billion as of the end of 2Q13, reflecting a negative foreign exchange translation impact and a quarterly dividend accrual, partially offset by net income and the impact of share-based compensation.
Additional tier 1 capital increased to CHF 2.1 billion, mainly due to the issuance of the 6.0% Tier 1 Notes. Tier 2 capital increased to CHF 10.5 billion as of the end of 3Q13, mainly due to the issuances of the Tier 2 Notes.
Total eligible capital was CHF 56.4 billion as of the end of 3Q13 compared to CHF 52.8 billion as of the end of 2Q13, mainly due to the tier 1 and tier 2 capital notes issuances in 3Q13.
RWA decreased 7%, from CHF 289.7 billion as of the end of 2Q13 to CHF 269.3 billion as of the end of 3Q13, reflecting decreases in credit risk and market risk together with a significant decrease resulting from foreign exchange translation.
Credit risk reductions were driven by a decrease in credit risk in Investment Banking and Private Banking & Wealth Management and a decrease in CVA mainly within Investment Banking. The Investment Banking credit risk reduction primarily reflected decreased exposures across leverage finance lending, secured financing and derivatives. Reductions in Private Banking & Wealth Management credit risk reflected decreases in lending and mortgage exposures together with asset management fund redemptions. The CVA decrease resulted from decreases in counterparty exposure and increased hedging. Decreases within Investment Banking market risk were driven by lower exposures particularly impacting stressed VaR and incremental risk charges partially offset by an increase in mortgage securitization exposures.
> Refer to the table “BIS statistics – Basel III” for further information.
> Refer to “Market risk” and “Credit risk” in Risk management for further information.
> Refer to https://www.credit-suisse.com/investors/en/regulatory_disclosures/subsidiaries_regulatory_reporting.jsp for additional regulatory reporting information.

BIS statistics – Basel III
	Group							Bank
							% change							% change
end of	3Q13		2Q13		4Q12	[1]	QoQ	3Q13		2Q13		4Q12	[1]	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,162		42,402		35,498		(1)	36,260		36,587		34,767		(1)
Mandatory and contingent convertible securities	–	[2]	–	[2]	3,598	[2]	–	–		–		–		–
Regulatory adjustments	(1,044)	[3]	(659)	[3]	(303)	[3]	58	(4,247)	[4]	(3,808)	[4]	(3,879)	[4]	12
Adjustments subject to phase in 5	2,662		2,687		2,707		(1)	5,906		6,164		5,829		(4)
CET1 capital	43,780		44,430		41,500		(1)	37,919		38,943		36,717		(3)
Additional tier 1 instruments [6]	1,792		1,569		1,516		14	1,792		1,569		1,545		14
Additional tier 1 instruments subject to phase out [7]	8,967		9,221		10,416		(3)	8,967		9,221		10,416		(3)
Deductions from additional tier 1 capital [8]	(8,662)		(9,231)		(9,075)		(6)	(7,770)		(8,333)		(8,201)		(7)
Additional tier 1 capital	2,097		1,559		2,857		35	2,989		2,457		3,760		22
Total tier 1 capital	45,877		45,989		44,357		0	40,908		41,400		40,477		(1)
Tier 2 instruments [6]	6,381		2,642		2,568		142	6,381		2,642		2,572		142
Tier 2 instruments subject to phase out	4,438		4,583		5,016		(3)	5,427		5,572		6,634		(3)
Deductions from tier 2 capital	(341)		(366)		(422)		(7)	(300)		(325)		(377)		(8)
Tier 2 capital	10,478		6,859		7,162		53	11,508		7,889		8,829		46
Total eligible capital	56,355		52,848		51,519		7	52,416		49,289		49,306		6
Risk-weighted assets (CHF million)
Credit risk	180,223		195,508		201,764		(8)	169,982		184,860		191,649		(8)
Market risk	37,989		42,987		39,466		(12)	37,977		42,937		39,438		(12)
Operational risk	44,788		44,788		45,125		0	44,788		44,788		45,125		0
Non-counterparty risk	6,263		6,464		6,126		(3)	6,009		6,210		5,873		(3)
Risk-weighted assets	269,263		289,747		292,481		(7)	258,756		278,795		282,085		(7)
Capital ratios (%)
CET1 ratio	16.3		15.3		14.2		–	14.7		14.0		13.0		–
Tier 1 ratio	17.0		15.9		15.2		–	15.8		14.8		14.3		–
Total capital ratio	20.9		18.2		17.6		–	20.3		17.7		17.5		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2 Converted and settled into 233.5 million shares on April 8, 2013 and reflected in total shareholders' equity as of that date.
3 Includes regulatory adjustments not subject to phase in, including a cumulative dividend accrual.
4 Includes regulatory adjustments not subject to phase in, including the cumulative dividend accrual, and an adjustment for tier 1 participation securities.
5
Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments. For the years 2014 - 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions).

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 4,052 million consists of capital instruments with a capital ratio write-down trigger of 7%, CHF 290 million consists of capital instruments with a capital ratio write-down trigger of 5.125% and CHF 3,831 million consists of capital instruments with a capital ratio write-down trigger of 5%.

7 Includes tier 1 participation securities and hybrid capital instruments that are subject to phase out.
8
Includes goodwill and other intangible assets of CHF 8.4 billion and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

CET1 capital movement – Basel III
	3Q13		2Q13
CET1 capital (CHF million)
Balance at beginning of period	44,430		43,581
Net income	454		1,045
Foreign exchange impact	(1,033)		(157)
Other	(70)	[1]	(39)	[1]
Balance at end of period	43,780		44,430
1 Reflects the effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Look-through CET1 ratio
For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions). Assuming fully phased-in deductions of CHF 8.4 billion of goodwill and other intangible assets and CHF 7.1 billion of other regulatory adjustments, we estimate that our CET1 ratio as of the end of 3Q13 would be 10.2%, calculated based on Look-through RWA of CHF 261 billion.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in Credit Risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Risk-weighted assets by division – Basel III
	end of				% change
	3Q13	2Q13	4Q12	[1]	QoQ	Ytd
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	92,434	97,452	96,009		(5)	(4)
Investment Banking	152,638	167,573	171,511		(9)	(11)
Corporate Center	24,191	24,722	24,961		(2)	(3)
Risk-weighted assets	269,263	289,747	292,481		(7)	(8)
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

Capital metrics under Swiss requirements

Swiss Core and Total Capital ratios
Swiss Core Capital consists of CET1 capital, tier 1 participation securities which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other adjustments. Swiss Total Capital also includes high-trigger capital instruments and low-trigger capital instruments. As of the end of 3Q13, our Swiss Core Capital and Swiss Total Capital ratios were 16.9% and 19.9%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.0% and 8.1%, respectively.

Swiss Core and Total Capital ratios
	Group					Bank
					% change					% change
end of	3Q13	2Q13	4Q12	[1]	QoQ	3Q13	2Q13	4Q12	[1]	QoQ
Capital development (CHF million)
CET1 capital	43,780	44,430	41,500		(1)	37,919	38,943	36,717		(3)
Swiss regulatory adjustments [2]	1,907	1,375	2,481		39	2,858	2,333	2,864		23
Swiss Core Capital	45,687	45,805	43,981		0	40,777	41,276	39,581		(1)
High-trigger capital instruments [3]	4,052	4,211	4,084		(4)	4,052	4,211	4,084		(4)
Low-trigger capital instruments [4]	4,121	–	–		–	4,121	–	–		–
Swiss Total Capital	53,860	50,016	48,065		8	48,950	45,487	43,665		8
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	269,263	289,747	292,481		(7)	258,756	278,795	282,085		(7)
Swiss regulatory adjustments [5]	1,317	1,420	1,259		(7)	1,298	1,395	1,220		(7)
Swiss risk-weighted assets	270,580	291,167	293,740		(7)	260,054	280,190	283,305		(7)
Capital ratios (%)
Swiss Core Capital ratio	16.9	15.7	15.0		–	15.7	14.7	14.0		–
Swiss Total Capital ratio	19.9	17.2	16.4		–	18.8	16.2	15.4		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2
Consists of tier 1 participation securities of CHF 2.5 billion, additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments.

3 Consists of CHF 1.5 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
4 Consists of CHF 0.3 billion additional tier 1 instruments and CHF 3.8 billion tier 2 instruments.
5 Includes increased regulatory thresholds resulting from additional Swiss Core Capital.

The following table presents the Swiss requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	3Q13	Minimum component	Buffer component	Progressive component	Excess	3Q13
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–	–	–	270.6	–	–	–	–	260.1
2013 Swiss capital requirements [1]
Minimum Swiss Total Capital ratio	3.5%	3.5%	1.1%	–	8.1%	3.5%	3.5%	1.1%	–	8.1%
Minimum Swiss Total Capital (CHF billion)	9.5	9.5	3.0	–	21.9	9.1	9.1	2.9	–	21.1
Swiss capital coverage (CHF billion)
Swiss Core Capital	9.5	5.4	–	30.8	45.7	9.1	5.1	–	26.6	40.8
High-trigger capital instruments	–	4.1	–	–	4.1	–	4.1	–	–	4.1
Low-trigger capital instruments	–	–	3.0	1.1	4.1	–	–	2.9	1.2	4.1
Swiss Total Capital	9.5	9.5	3.0	31.9	53.9	9.1	9.1	2.9	27.9	49.0
Capital ratios (%)
Swiss Total Capital ratio	3.5%	3.5%	1.1%	11.8%	19.9%	3.5%	3.5%	1.1%	10.7%	18.8%
Rounding differences may occur. Excludes countercyclical buffer required as of September 30, 2013.
1 The Swiss capital requirements are based on a percentage of RWA.

Look-through Swiss Core and Total Capital ratios
The Look-through Swiss Core Capital assumes fully phased-in goodwill and other intangible assets and other regulatory adjustments. Our Look-through Swiss Core Capital was CHF 29.9 billion and our Swiss Core Capital ratio was 11.4% compared to a 10.0% ratio that we target.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss Total Capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons. As of the end of 3Q13, our Swiss leverage ratio was 4.5%. As of the end of 3Q13, our total exposure was CHF 1,184 billion, compared to our year-end 2013 target of CHF 1,190 billion. We have revised our long-term target to CHF 1,070 billion.

Swiss leverage ratio
	Group			Bank
			% change			% change
end of	3Q13	2Q13	QoQ	3Q13	2Q13	QoQ
Swiss Total Capital (CHF million)
Swiss Total Capital	53,860	50,016	8	48,950	45,487	8
Exposure (CHF million) [1]
Balance sheet assets	903,593	940,773	(4)	885,852	923,484	(4)
Off-balance sheet exposures	144,943	161,178	(10)	144,107	160,290	(10)
Regulatory adjustments	157,302	180,198	(13)	154,818	177,579	(13)
Total average exposure	1,205,838	1,282,149	(6)	1,184,777	1,261,353	(6)
Swiss leverage ratio (%)
Swiss leverage ratio	4.5	3.9	–	4.1	3.6	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

The following table presents the Swiss requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	3Q13	Minimum component	Buffer component	Progressive component	Excess	3Q13
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,205.8	–	–	–	–	1,184.8
2013 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.84%	0.84%	0.26%	–	1.94%	0.84%	0.84%	0.26%	–	1.94%
Minimum Swiss leverage (CHF billion)	10.1	10.1	3.2	–	23.4	10.0	10.0	3.1	–	23.0
Swiss capital coverage (CHF billion)
Swiss Core Capital	10.1	6.1	–	29.5	45.7	10.0	5.9	–	24.9	40.8
High-trigger capital instruments	–	4.1	–	–	4.1	–	4.1	–	–	4.1
Low-trigger capital instruments	–	–	3.2	0.9	4.1	–	–	3.1	1.0	4.1
Swiss Total Capital	10.1	10.1	3.2	30.4	53.9	10.0	10.0	3.1	25.9	49.0
Swiss leverage ratio (%)
Swiss leverage ratio	0.84%	0.84%	0.26%	2.5%	4.5%	0.84%	0.84%	0.26%	2.2%	4.1%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Total shareholders’ equity
Our total shareholders’ equity decreased to CHF 42.2 billion as of the end of 3Q13 compared to CHF 42.4 billion as of the end of 2Q13. Total shareholders’ equity was impacted by foreign exchange-related movements on cumulative translation adjustments, partially offset by the impact of net income and the effect of share-based compensation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.

Capital
	end of				% change
	3Q13	2Q13	4Q12	3Q12	QoQ	Ytd	YoY
Shareholders' equity (CHF million)
Common shares	64	64	53	53	0	21	21
Additional paid-in capital	27,503	27,196	23,636	23,273	1	16	18
Retained earnings	30,859	30,405	28,171	28,025	1	10	10
Treasury shares, at cost	(85)	(62)	(459)	(471)	37	(81)	(82)
Accumulated other comprehensive income/(loss)	(16,179)	(15,201)	(15,903)	(15,198)	6	2	6
Total shareholders' equity	42,162	42,402	35,498	35,682	(1)	19	18
Goodwill	(8,114)	(8,554)	(8,389)	(8,603)	(5)	(3)	(6)
Other intangible assets	(210)	(237)	(243)	(281)	(11)	(14)	(25)
Tangible shareholders' equity [1]	33,838	33,611	26,866	26,798	1	26	26
Shares outstanding (million)
Common shares issued	1,595.4	1,594.3	1,320.8	1,320.1	0	21	21
Treasury shares	(3.0)	(2.3)	(27.0)	(27.4)	30	(89)	(89)
Shares outstanding	1,592.4	1,592.0	1,293.8	1,292.7	0	23	23
Par value (CHF)
Par value	0.04	0.04	0.04	0.04	0	0	0
Book value per share (CHF)
Total book value per share	26.48	26.63	27.44	27.60	(1)	(3)	(4)
Goodwill per share	(5.10)	(5.37)	(6.48)	(6.66)	(5)	(21)	(23)
Other intangible assets per share	(0.13)	(0.15)	(0.19)	(0.21)	(13)	(32)	(38)
Tangible book value per share [1]	21.25	21.11	20.77	20.73	1	2	3
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management

In 3Q13, overall position risk decreased 8%, utilized economic capital decreased 5%, average risk management VaR in US dollars increased 5% and gross impaired loans decreased 8% to CHF 1.5 billion.

Economic capital and position risk

Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q13, there were no changes to the position risk methodology. For utilized economic capital used for capital management purposes, we increased our operational risk capital by 4% in order to reflect revised expected impacts from the ongoing modeling review. This increase was in addition to the 20% increase in operational risk capital in 2012. We also increased our other risks charge to reflect the recalibration of our economic capital model reserve component to capture certain regional credit concentration exposures not included in our position risk framework. Prior-period balances have been restated for the 3Q13 methodology changes in order to show meaningful trends. The net impact of these methodology changes on utilized economic capital for the Group as of the end of 2Q13 was an increase of CHF 181 million, or 1%.
> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on economic capital and position risk.

Key position risk trends
Position risk for risk management purposes as of the end of 3Q13 decreased 8% compared to the end of 2Q13. Excluding the US dollar translation impact, position risk decreased 4%, mainly due to reduced exposures in Eastern Europe in emerging markets country event risk. Position risk also decreased due to lower loans in Investment Banking in international lending & counterparty exposures and sales of residential loans and mortgage-backed securities in real estate & structured assets. These decreases were partially offset by higher foreign exchange and credit spread exposures in fixed income trading.

Position risk

	end of				% change
	3Q13	2Q13	4Q12	3Q12	QoQ	Ytd	YoY
Position risk (CHF million)
Fixed income trading [1]	2,383	1,897	2,489	1,734	26	(4)	37
Equity trading & investments	1,583	1,753	1,819	2,174	(10)	(13)	(27)
Private banking corporate & retail lending	2,404	2,474	2,382	2,286	(3)	1	5
International lending & counterparty exposures	4,814	5,324	4,260	4,128	(10)	13	17
Emerging markets country event risk	1,046	1,468	1,041	1,305	(29)	0	(20)
Real estate & structured assets [2]	1,755	2,021	1,985	2,227	(13)	(12)	(21)
Simple sum across risk categories	13,985	14,937	13,976	13,854	(6)	0	1
Diversification benefit [3]	(2,829)	(2,845)	(2,796)	(2,818)	(1)	1	0
Position risk (99% confidence level for risk management purposes)	11,156	12,092	11,180	11,036	(8)	0	1
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Compared to the end of 3Q12, position risk for risk management purposes increased 1%. Excluding the US dollar translation impact, position risk increased 4%, mainly due to higher loan risk in Investment Banking in international lending & counterparty exposures and higher credit spread and foreign exchange exposures in fixed income trading. These increases were partially offset by reduced cash equities, equity derivatives and private equity exposures in equity trading & investments, sales of RMBS and commercial mortgage-backed securities (CMBS) in real estate & structured assets and reduced exposures in Eastern Europe in emerging markets country event risk.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital

	in / end of				% change
	3Q13	2Q13	4Q12	3Q12	QoQ	Ytd	YoY
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	26,617	26,128	22,690	22,986	2	17	16
Economic adjustments [1]	9,170	9,291	9,391	8,573	(1)	(2)	7
Economic capital resources	35,787	35,419	32,081	31,559	1	12	13
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	19,630	21,395	19,697	19,746	(8)	0	(1)
Operational risk	4,093	4,093	4,093	4,048	0	0	1
Other risks [2]	6,921	6,701	7,303	7,642	3	(5)	(9)
Utilized economic capital	30,644	32,189	31,093	31,436	(5)	(1)	(3)
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,460	9,659	9,644	9,970	(2)	(2)	(5)
Investment Banking	18,947	20,299	19,226	19,199	(7)	(1)	(1)
Corporate Center [3]	2,256	2,251	2,242	2,270	0	1	(1)
Utilized economic capital - Credit Suisse [4]	30,644	32,189	31,093	31,436	(5)	(1)	(3)
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,559	9,721	9,807	10,074	(2)	(3)	(5)
Investment Banking	19,623	20,209	19,212	20,172	(3)	2	(3)
Corporate Center [3]	2,253	2,254	2,256	2,403	0	0	(6)
Average utilized economic capital - Credit Suisse [5]	31,417	32,166	31,265	32,636	(2)	0	(4)
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain methodology changes planned for 2013.

3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
4 Includes a diversification benefit of CHF 19 million, CHF 20 million, CHF 19 and CHF 3 million as of the end of 3Q13, 2Q13, 4Q12 and 3Q12, respectively.
5 Includes a diversification benefit of CHF 18 million, CHF 18 million, CHF 10 and CHF 13 million as of the end of 3Q13, 2Q13, 4Q12 and 3Q12, respectively.

Utilized economic capital trends
In 3Q13, our utilized economic capital decreased 5%. Excluding the US dollar translation impact, utilized economic capital decreased 2% driven by lower position risk, primarily in Investment Banking.
For Private Banking & Wealth Management, utilized economic capital decreased 2%, mainly due to decreased position risk in equity trading & investments, emerging markets country event risk and private banking corporate & retail lending, partially offset by increased deferred share-based compensation awards within other risks.
For Investment Banking, utilized economic capital decreased 7%. Excluding the US dollar translation impact, utilized economic capital decreased 3%, mainly due to decreased position risk in international lending & counterparty exposures, emerging markets country event risk and real estate & structured assets. These decreases were partially offset by higher position risk in fixed income trading and increased deferred share-based compensation awards within other risk.
For Corporate Center, utilized economic capital was stable.

Market risk

Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations. Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.
Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q13, there were no material changes to the VaR methodology.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes an incremental risk charge, stressed VaR and, since January 1, 2013, consideration of the impact of changes in a counterparty’s credit spreads (also known as credit valuation adjustments).
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR increased 5% to USD 44 million from 2Q13, mainly reflecting increased market volatility and a reduced portfolio diversification benefit. Compared to 3Q12, average risk management VaR decreased 15% due to reduced RMBS, CMBS and cash equity exposures and lower market volatility, partially offset by a reduced portfolio diversification benefit.
Period-end risk management VaR increased 15% to USD 39 million from 2Q13. The increase mainly reflected higher market volatility and increased agency collateralized mortgage obligations and CMBS exposures in fixed income. Compared to 3Q12, period-end risk management VaR decreased 9%, mainly reflecting reduced equity, interest rate, credit spread and commodity exposures and lower market volatility, partially offset by a reduced portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)

	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
3Q13 (CHF million)
Average	38	9	2	14	(22)		41	36
Minimum	33	3	1	11	–	[1]	33	27
Maximum	45	17	4	20	–	[1]	48	52
End of period	37	6	2	14	(24)		35	28
2Q13 (CHF million)
Average	44	9	3	15	(31)		40	42
Minimum	33	6	1	11	–	[1]	33	32
Maximum	56	15	3	18	–	[1]	50	54
End of period	33	6	3	15	(24)		33	32
3Q12 (CHF million)
Average	52	9	2	25	(38)		50	54
Minimum	41	3	1	17	–	[1]	40	43
Maximum	66	17	4	32	–	[1]	65	66
End of period	41	6	4	27	(38)		40	43
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)

	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
3Q13 (USD million)
Average	41	10	2	15	(24)		44	39
Minimum	35	4	1	12	–	[1]	35	30
Maximum	49	18	4	22	–	[1]	51	54
End of period	41	7	2	16	(27)		39	31
2Q13 (USD million)
Average	46	10	3	16	(33)		42	45
Minimum	35	6	2	12	–	[1]	34	33
Maximum	58	16	4	19	–	[1]	51	55
End of period	35	6	3	16	(26)		34	34
3Q12 (USD million)
Average	54	9	2	25	(38)		52	56
Minimum	44	3	1	18	–	[1]	43	44
Maximum	67	17	4	33	–	[1]	67	69
End of period	44	6	4	29	(40)		43	46
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 3Q13 and in the 12-month-period ending with such quarter. Since there were fewer than five backtesting exceptions in the rolling 12-month period ending as of the end of 3Q13, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q13 with those for 2Q13 and 3Q12. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 3Q13, we had one trading loss day, compared to no trading loss days in 2Q13.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.
The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 8.5 million as of the end of 3Q13, compared to a valuation increase of CHF 9.6 million as of the end of 2Q13.

Credit risk

Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on credit risk.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.
The credit risk exposure in the table is presented on a risk-based view. We present our credit risk exposure and related risk mitigation for the following distinct categories:

– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes credit default swaps (CDS) and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps).

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable ISDA master agreement that provides for daily margining.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Greece, Ireland, Italy, Portugal and Spain as of the end of 3Q13 was EUR 3.9 billion, up from EUR 3.8 billion as of the end of 2Q13. Our net exposure to these sovereigns was EUR 0.8 billion, up from EUR 0.7 billion as of the end of 2Q13. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 3Q13 included net exposure to financial institutions of EUR 1.3 billion and to corporates and other counterparties of EUR 3.3 billion, compared to EUR 1.4 billion and EUR 2.9 billion, respectively, as of the end of 2Q13. Effective July 1, 2013, Croatia became a member of the EU. On a gross basis, our risk-based credit risk exposure to Croatia as of the end of 3Q13 was EUR 0.6 billion, all related to sovereign credit risk. On a net basis, our credit risk exposure to this country was less than EUR 50 million. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
In 3Q13, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s lowered Italy’s rating to BBB from BBB+ and increased Cyprus’ rating to CCC+ from CCC. Fitch lowered Croatia’s rating to BB+ from BBB–. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures

	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 3Q13		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereigns	0.6	0.0	0.6		0.0	0.0		(0.2)		0.6	0.0
Total	0.6	0.0	0.6		0.0	0.0		(0.2)		0.6	0.0
Cyprus (EUR billion)
Corporates & other	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Total	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Greece (EUR billion)
Sovereigns	0.2	0.0	0.1		0.1	0.0		0.0		0.2	0.1
Financial institutions	0.1	0.0	0.1		0.0	0.0		(0.1)		0.1	0.0
Corporates & other	0.4	0.0	0.4		0.0	0.0		0.0		0.4	0.0
Total	0.7	0.0	0.6		0.1	0.0		(0.1)		0.7	0.1
Ireland (EUR billion)
Financial institutions	0.4	0.0	0.4		0.0	0.0		0.0		0.4	0.0
Corporates & other	1.5	0.0	0.7		0.8	0.1		(0.1)		1.6	0.9
Total	1.9	0.0	1.1		0.8	0.1		(0.1)		2.0	0.9
Italy (EUR billion)
Sovereigns	3.2	2.7	0.2		0.3	0.3		(0.4)		3.5	0.6
Financial institutions	1.9	0.1	1.3		0.5	0.1		(0.4)		2.0	0.6
Corporates & other	2.8	0.2	1.6		1.0	0.1		(0.1)		2.9	1.1
Total	7.9	3.0	3.1		1.8	0.5		(0.9)		8.4	2.3
Portugal (EUR billion)
Sovereigns	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Corporates & other	0.1	0.0	0.1		0.0	0.0		(0.1)		0.1	0.0
Total	0.3	0.0	0.3		0.0	0.1		(0.1)		0.4	0.1
Spain (EUR billion)
Sovereigns	0.0	0.0	0.0		0.0	0.1		0.1		0.1	0.1
Financial institutions	0.6	0.0	0.4		0.2	0.4		(0.2)		1.0	0.6
Corporates & other	2.2	0.1	1.0		1.1	0.2		0.1		2.4	1.3
Total	2.8	0.1	1.4		1.3	0.7		0.0		3.5	2.0
Total (EUR billion)
Sovereigns	4.1	2.7	1.0		0.4	0.4		(0.5)		4.5	0.8
Financial institutions	3.1	0.1	2.3		0.7	0.6		(0.7)		3.7	1.3
Corporates & other	7.7	0.3	4.5		2.9	0.4		(0.2)		8.1	3.3
Total	14.9	3.1	7.8		4.0	1.4		(1.4)		16.3	5.4
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Credit risk overview
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Irrevocable loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management, but do not include unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

	end of				% change
	3Q13	2Q13	4Q12	3Q12	QoQ	Ytd	YoY
Balance sheet (CHF million)
Gross loans	246,200	247,176	243,204	243,417	0	1	1
Loans held-for-sale	17,663	23,284	19,894	20,141	(24)	(11)	(12)
Traded loans	5,884	5,775	4,282	3,945	2	37	49
Derivative instruments [1]	39,129	41,627	37,138	45,618	(6)	5	(14)
Total balance sheet	308,876	317,862	304,518	313,121	(3)	1	(1)
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	96,194	104,621	100,219	94,818	(8)	(4)	1
Credit guarantees and similar instruments	12,457	12,780	12,587	13,304	(3)	(1)	(6)
Irrevocable commitments under documentary credits	5,574	5,689	6,258	5,244	(2)	(11)	6
Total off-balance sheet	114,225	123,090	119,064	113,366	(7)	(4)	1

Total credit risk	423,101	440,952	423,582	426,487	(4)	0	(1)
Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.
2
Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client. Prior periods have been adjusted to the current presentation.

Loan exposure
Compared to the end of 2Q13, gross loans decreased CHF 976 million to CHF 246.2 billion. In Private Banking & Wealth Management, gross loans were CHF 214.9 billion, down CHF 222 million from 2Q13, primarily reflecting the US dollar translation impact, largely offset by increased lending across most loan categories. Gross loans in Investment Banking decreased CHF 752 million to CHF 31.3 billion, mainly due to the US dollar translation impact, partially offset by increases in commercial and industrial loans and loans to governments and public institutions.
Gross impaired loans decreased 8% to CHF 1.5 billion compared to the end of 2Q13. In Private Banking & Wealth Management, gross impaired loans decreased CHF 149 million to CHF 1,270 million, primarily due to lower potential problem and non-performing loans. In Investment Banking, gross impaired loans increased CHF 14 million to CHF 266 million, primarily due to higher non-performing loans.
We recorded a net provision for credit losses of CHF 41 million in 3Q13, compared to a net provision of CHF 51 million in 2Q13, with a net provision of CHF 34 million and CHF 7 million in Private Banking & Wealth Management and Investment Banking, respectively.
Compared to the end of 3Q12, gross loans increased 1%. An increase in Private Banking & Wealth Management of 4% was primarily due to an increase in loans collateralized by securities, higher residential mortgages, higher commercial and industrial loans and higher loans to the real estate sector, partially offset by the US dollar translation impact and a decrease in consumer finance. In Investment Banking, a decrease of 16% was mainly related to lower loans to financial institutions and the US dollar translation impact. Gross impaired loans decreased 11% driven by decreases in potential problem loans, non-performing loans and non-interest-earning loans across the Group.

Loans

	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]
end of	3Q13		2Q13		3Q12		3Q13	2Q13	3Q12	3Q13	2Q13	3Q12
Loans (CHF million)
Mortgages	94,369		93,602		92,106		0	0	0	94,369	93,602	92,106
Loans collateralized by securities	30,872		30,316		26,141		0	0	0	30,872	30,316	26,141
Consumer finance	5,942		7,031		7,185		287	337	682	6,229	7,368	7,867
Consumer	131,183		130,949		125,432		287	337	682	131,470	131,286	126,114
Real estate	25,628		25,335		24,611		1,493	1,636	1,676	27,121	26,971	26,287
Commercial and industrial loans	49,018		49,487		47,698		13,818	13,835	14,271	62,860	63,348	61,989
Financial institutions	7,804		8,079		7,055		13,611	14,237	18,975	21,415	22,316	26,030
Governments and public institutions	1,262		1,267		1,267		2,072	1,988	1,730	3,334	3,255	2,997
Corporate & institutional	83,712	[2]	84,168	[2]	80,631	[2]	30,994	31,696	36,652	114,730	115,890	117,303
Gross loans	214,895		215,117		206,063		31,281	32,033	37,334	246,200	247,176	243,417
of which held at fair value	231		293		599		18,792	19,277	20,639	19,023	19,570	21,238
Net (unearned income) / deferred expenses	(77)		(68)		(44)		(20)	(20)	(20)	(97)	(90)	(64)
Allowance for loan losses [3]	(723)		(757)		(761)		(146)	(141)	(136)	(871)	(900)	(897)
Net loans	214,095		214,292		205,258		31,115	31,872	37,178	245,232	246,186	242,456
Impaired loans (CHF million)
Non-performing loans	645		672		679		246	230	261	893	904	940
Non-interest-earning loans	301		303		316		1	2	5	302	305	321
Total non-performing and non-interest-earning loans	946		975		995		247	232	266	1,195	1,209	1,261
Restructured loans	0		0		0		19	20	34	19	20	34
Potential problem loans	324		444		429		0	0	5	324	444	434
Total other impaired loans	324		444		429		19	20	39	343	464	468
Gross impaired loans [3]	1,270		1,419		1,424		266	252	305	1,538	1,673	1,729
of which loans with a specific allowance	1,189		1,357		1,116		239	243	234	1,430	1,602	1,350
of which loans without a specific allowance	81		62		308		27	9	71	108	71	379
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	757		782		776		141	134	152	900	916	928
Change in scope of consolidation	(1)		0		0		0	0	(18)	(1)	0	(18)
Net movements recognized in statements of operations	34		47		28		9	0	(4)	43	49	24
Gross write-offs	(72)		(98)		(48)		(1)	(1)	(1)	(73)	(99)	(49)
Recoveries	10		25		5		2	4	1	12	29	6
Net write-offs	(62)		(73)		(43)		1	3	0	(61)	(70)	(43)
Provisions for interest	4		2		2		3	4	6	7	6	8
Foreign currency translation impact and other adjustments, net	(9)		(1)		(2)		(8)	0	0	(17)	(1)	(2)
Balance at end of period [3]	723		757		761		146	141	136	871	900	897
of which individually evaluated for impairment	536		569		560		109	107	128	647	676	688
of which collectively evaluated for impairment	187		188		201		37	34	8	224	224	209
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.5		0.5		2.0	1.8	1.6	0.5	0.5	0.6
Gross impaired loans / Gross loans [4]	0.6		0.7		0.7		2.1	2.0	1.8	0.7	0.7	0.8
Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	76.4		77.6		76.5		59.1	60.8	51.1	72.9	74.4	71.1
Allowance for loan losses / Gross impaired loans [3]	56.9		53.3		53.4		54.9	56.0	44.6	56.6	53.8	51.9
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 65,953 million, CHF 66,934 million and CHF 63,803 million as of the end of 3Q13, 2Q13 and 3Q12, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
4 Excludes loans carried at fair value.

Balance sheet and off-balance sheet

Total assets were CHF 895.2 billion, total liabilities were CHF 846.2 billion and total equity was CHF 49.0 billion. Both total assets and total liabilities were down 3% for the quarter, driven in both cases by the foreign exchange translation impact, partially offset by a moderate increase in operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary

	end of				% change
	3Q13	2Q13	4Q12	3Q12	QoQ	Ytd	YoY
Assets (CHF million)
Cash and due from banks	69,600	56,584	61,763	86,977	23	13	(20)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	161,876	173,404	183,455	204,260	(7)	(12)	(21)
Trading assets	244,422	245,834	256,399	288,583	(1)	(5)	(15)
Net loans	245,232	246,186	242,223	242,456	0	1	1
Brokerage receivables	56,699	72,247	45,768	54,630	(22)	24	4
All other assets	117,340	125,648	134,672	146,386	(7)	(13)	(20)
Total assets	895,169	919,903	924,280	1,023,292	(3)	(3)	(13)
Liabilities and equity (CHF million)
Due to banks	27,481	29,440	31,014	40,696	(7)	(11)	(32)
Customer deposits	328,244	328,389	308,312	319,832	0	6	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,193	99,073	132,721	168,924	(5)	(29)	(44)
Trading liabilities	92,350	89,917	90,816	113,933	3	2	(19)
Long-term debt	128,821	133,505	148,134	149,719	(4)	(13)	(14)
Brokerage payables	78,445	91,404	64,676	68,512	(14)	21	14
All other liabilities	96,624	98,768	106,323	118,843	(2)	(9)	(19)
Total liabilities	846,158	870,496	881,996	980,459	(3)	(4)	(14)
Total shareholders' equity	42,162	42,402	35,498	35,682	(1)	19	18
Noncontrolling interests	6,849	7,005	6,786	7,151	(2)	1	(4)
Total equity	49,011	49,407	42,284	42,833	(1)	16	14

Total liabilities and equity	895,169	919,903	924,280	1,023,292	(3)	(3)	(13)

Balance sheet

Total assets were CHF 895.2 billion as of the end of 3Q13, down CHF 24.7 billion, or 3%, from the end of 2Q13, reflecting the foreign exchange translation impact, partially offset by a moderate increase in operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 4.1 billion.
Compared to the end of 2Q13, brokerage receivables decreased CHF 15.5 billion, or 22%, reflecting lower client activity and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 11.5 billion, or 7%, due to the foreign exchange translation impact and a decrease in reverse repurchase transactions. Trading assets decreased CHF 1.4 billion, or 1%, primarily due to a decrease in derivative instruments driven by the foreign exchange translation impact, partly offset by an increase in debt and equity securities. Net loans were stable at CHF 245.2 billion. Cash and due from banks increased CHF 13.0 billion, or 23%, driven by higher positions with central banks. All other assets decreased CHF 8.3 billion, or 7%, including a decrease of CHF 9.5 billion in other assets and an increase of CHF 3.0 billion in securities received as collateral.
Total liabilities were CHF 846.2 billion as of the end of 3Q13, down CHF 24.3 billion, or 3%, from the end of 2Q13, driven the foreign exchange translation impact, partially offset by a moderate increase in operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 2.7 billion.
Compared to the end of 2Q13, brokerage payables decreased CHF 13.0 billion, or 14%, primarily due to lower activity and the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 4.9 billion, or 5%, primarily reflecting the foreign exchange translation impact. Long-term debt decreased CHF 4.7 billion, or 4%, mainly reflecting maturing of senior debt and the foreign exchange translation impact, partly offset by issuances of senior and subordinated debt. Due to banks decreased CHF 2.0 billion, or 7%, mainly driven by a decrease in demand and time deposits. Customer deposits were stable at CHF 328.2 billion. Trading liabilities increased CHF 2.4 billion, or 3%, reflecting an increase in derivative instruments partially offset by a decrease in short positions and the foreign exchange translation impact. All other liabilities decreased CHF 2.1 billion, or 2%, including a decrease of CHF 4.2 billion in other liabilities and an increase of CHF 3.0 billion in obligation to return securities received as collateral.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.

Off-balance sheet

We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income and additional share information
Note 20 Offsetting of financial assets and financial liabilities
Note 21 Tax
Note 22 Employee deferred compensation
Note 23 Pension and other post-retirement benefits
Note 24 Derivatives and hedging activities
Note 25 Guarantees and commitments
Note 26 Transfers of financial assets and variable interest entities
Note 27 Financial instruments
Note 28 Assets pledged and collateral
Note 29 Litigation
Note 30 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm

to the Board of Directors of

Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2013 and 2012 and the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three and nine-month periods ended September 30, 2013 and 2012 and the related condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2013 and 2012. These condensed consolidated financial statements are the responsibility of the Group's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2012, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 22, 2013, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2012, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder                Anthony Anzevino

Licensed Audit Expert   Global Lead Partner

Zurich, Switzerland

October 31, 2013

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Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)

in	3Q13	2Q13	3Q12	9M13	9M12
Consolidated statements of operations (CHF million)
Interest and dividend income	4,446	6,219	4,923	15,489	17,262
Interest expense	(2,522)	(3,578)	(3,211)	(9,117)	(12,052)
Net interest income	1,924	2,641	1,712	6,372	5,210
Commissions and fees	3,030	3,555	3,156	9,855	9,321
Trading revenues	272	357	(3)	2,444	1,343
Other revenues	467	417	911	1,104	2,088
Net revenues	5,693	6,970	5,776	19,775	17,962
Provision for credit losses	41	51	41	114	100
Compensation and benefits	2,543	2,941	3,055	8,488	9,706
General and administrative expenses	1,777	1,883	1,857	5,401	5,170
Commission expenses	425	459	414	1,359	1,275
Total other operating expenses	2,202	2,342	2,271	6,760	6,445
Total operating expenses	4,745	5,283	5,326	15,248	16,151
Income from continuing operations before taxes	907	1,636	409	4,413	1,711
Income tax expense	365	472	94	1,335	373
Income from continuing operations	542	1,164	315	3,078	1,338
Income from discontinued operations, net of tax	150	0	4	159	15
Net income	692	1,164	319	3,237	1,353
Net income attributable to noncontrolling interests	238	119	65	435	267
Net income attributable to shareholders	454	1,045	254	2,802	1,086
of which from continuing operations	304	1,045	250	2,643	1,071
of which from discontinued operations	150	0	4	159	15
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	0.17	0.54	0.16	1.48	0.69
Basic earnings per share from discontinued operations	0.09	0.00	0.00	0.09	0.01
Basic earnings per share	0.26	0.54	0.16	1.57	0.70
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	0.17	0.52	0.16	1.46	0.68
Diluted earnings per share from discontinued operations	0.09	0.00	0.00	0.09	0.01
Diluted earnings per share	0.26	0.52	0.16	1.55	0.69

Consolidated statements of comprehensive income (unaudited)

in	3Q13	2Q13	3Q12	9M13	9M12
Comprehensive income (CHF million)
Net income	692	1,164	319	3,237	1,353
Gains/(losses) on cash flow hedges	20	(15)	15	7	25
Foreign currency translation	(1,204)	(166)	(226)	(443)	(228)
Unrealized gains/(losses) on securities	0	(14)	(147)	(21)	(10)
Actuarial gains/(losses)	57	81	63	208	182
Net prior service credit/(cost)	(22)	(31)	(16)	(80)	(52)
Other comprehensive income/(loss), net of tax	(1,149)	(145)	(311)	(329)	(83)
Comprehensive income	(457)	1,019	8	2,908	1,270
Comprehensive income attributable to noncontrolling interests	67	110	40	382	248
Comprehensive income attributable to shareholders	(524)	909	(32)	2,526	1,022

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)

end of	3Q13	2Q13	4Q12	3Q12
Assets (CHF million)
Cash and due from banks	69,600	56,584	61,763	86,977
of which reported at fair value	278	386	569	475
of which reported from consolidated VIEs	1,263	1,592	1,750	1,116
Interest-bearing deposits with banks	1,664	1,563	1,945	2,265
of which reported at fair value	367	396	627	635
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	161,876	173,404	183,455	204,260
of which reported at fair value	91,288	99,972	113,664	126,721
of which reported from consolidated VIEs	1,848	1,336	117	0
Securities received as collateral, at fair value	24,640	21,675	30,045	32,338
of which encumbered	20,147	17,100	17,767	20,598
Trading assets, at fair value	244,422	245,834	256,399	288,583
of which encumbered	74,930	68,048	70,948	87,338
of which reported from consolidated VIEs	3,925	3,850	4,697	5,114
Investment securities	2,768	3,546	3,498	3,734
of which reported at fair value	2,768	3,546	3,498	3,732
of which reported from consolidated VIEs	126	175	23	28
Other investments	11,082	11,628	12,022	13,111
of which reported at fair value	8,183	8,603	8,994	10,062
of which reported from consolidated VIEs	2,049	2,196	2,289	2,314
Net loans	245,232	246,186	242,223	242,456
of which reported at fair value	19,023	19,570	20,000	21,238
of which encumbered	546	568	535	588
of which reported from consolidated VIEs	4,659	4,566	6,053	7,022
allowance for loan losses	(871)	(900)	(922)	(897)
Premises and equipment	5,287	5,459	5,618	6,724
of which reported from consolidated VIEs	524	561	581	600
Goodwill	8,114	8,554	8,389	8,603
Other intangible assets	210	237	243	281
of which reported at fair value	35	39	43	65
Brokerage receivables	56,699	72,247	45,768	54,630
Other assets	63,529	72,986	72,912	79,330
of which reported at fair value	31,679	38,168	37,275	37,469
of which encumbered	731	674	1,495	1,723
of which reported from consolidated VIEs	14,102	15,410	14,536	14,837
Assets of discontinued operations held-for-sale	46	0	0	0
Total assets	895,169	919,903	924,280	1,023,292

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)

end of	3Q13	2Q13	4Q12	3Q12
Liabilities and equity (CHF million)
Due to banks	27,481	29,440	31,014	40,696
of which reported at fair value	1,820	1,903	3,413	3,060
Customer deposits	328,244	328,389	308,312	319,832
of which reported at fair value	3,657	3,600	4,643	4,521
of which reported from consolidated VIEs	212	167	247	138
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,193	99,073	132,721	168,924
of which reported at fair value	78,095	79,443	108,784	132,791
Obligation to return securities received as collateral, at fair value	24,640	21,675	30,045	32,338
Trading liabilities, at fair value	92,350	89,917	90,816	113,933
of which reported from consolidated VIEs	95	106	125	1,211
Short-term borrowings	20,094	20,976	18,641	27,588
of which reported at fair value	6,025	5,620	4,513	5,091
of which reported from consolidated VIEs	4,747	4,450	9,582	10,712
Long-term debt	128,821	133,505	148,134	149,719
of which reported at fair value	61,874	63,942	65,384	65,018
of which reported from consolidated VIEs	13,715	15,450	14,532	14,027
Brokerage payables	78,445	91,404	64,676	68,512
Other liabilities	51,884	56,117	57,637	58,917
of which reported at fair value	22,991	23,740	26,871	29,509
of which reported from consolidated VIEs	1,033	1,140	1,228	1,187
Liabilities of discontinued operations held-for-sale	6	0	0	0
Total liabilities	846,158	870,496	881,996	980,459
Common shares	64	64	53	53
Additional paid-in capital	27,503	27,196	23,636	23,273
Retained earnings	30,859	30,405	28,171	28,025
Treasury shares, at cost	(85)	(62)	(459)	(471)
Accumulated other comprehensive income/(loss)	(16,179)	(15,201)	(15,903)	(15,198)
Total shareholders' equity	42,162	42,402	35,498	35,682
Noncontrolling interests	6,849	7,005	6,786	7,151
Total equity	49,011	49,407	42,284	42,833

Total liabilities and equity	895,169	919,903	924,280	1,023,292

end of	3Q13	2Q13	4Q12	3Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,269,616,660	2,269,616,660	2,118,134,039	2,118,134,039
Common shares issued	1,595,433,898	1,594,295,735	1,320,829,922	1,320,087,848
Treasury shares	(3,032,833)	(2,328,381)	(27,036,831)	(27,423,014)
Shares outstanding	1,592,401,065	1,591,967,354	1,293,793,091	1,292,664,834
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity
3Q13 (CHF million)
Balance at beginning of period	64	27,196		30,405	(62)	(15,201)	42,402	7,005		49,407
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(212)		(212)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	59		59
Net income/(loss)	–	–		454	–	–	454	241	[3]	695
Total other comprehensive income/(loss), net of tax	–	–		–	–	(978)	(978)	(171)		(1,149)
Issuance of common shares	–	30		–	–	–	30	–		30
Sale of treasury shares	–	1		–	1,794	–	1,795	–		1,795
Repurchase of treasury shares	–	–		–	(1,819)	–	(1,819)	–		(1,819)
Share-based compensation, net of tax	–	280	[4]	–	2	–	282	–		282
Financial instruments indexed to own shares	–	(1)		–	–	–	(1)	–		(1)
Dividends paid	–	–		–	–	–	–	(17)		(17)
Changes in redeemable noncontrolling interests	–	(3)		–	–	–	(3)	–		(3)
Change in scope of consolidation, net	–	–		–	–	–	–	(56)		(56)
Balance at end of period	64	27,503		30,859	(85)	(16,179)	42,162	6,849		49,011
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Net income attributable to noncontrolling interests excludes CHF (3) million due to redeemable noncontrolling interests.
4 Includes a net tax charge of CHF 14 million from the excess recognized compensation expense over fair value of shares delivered.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2Q13 (CHF million)
Balance at beginning of period	54	23,808	29,474	(446)	(15,065)	37,825	7,121	44,946
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(216)	(216)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	4	4
Net income/(loss)	–	–	1,045	–	–	1,045	117	1,162
Total other comprehensive income/(loss), net of tax	–	–	–	–	(136)	(136)	(9)	(145)
Issuance of common shares	10	3,704	–	–	–	3,714	–	3,714
Sale of treasury shares	–	(19)	–	3,510	–	3,491	–	3,491
Repurchase of treasury shares	–	–	–	(3,176)	–	(3,176)	–	(3,176)
Share-based compensation, net of tax	–	(25)	–	50	–	25	–	25
Dividends paid	–	(269)	(114)	–	–	(383)	(12)	(395)
Changes in redeemable noncontrolling interests	–	(3)	–	–	–	(3)	–	(3)
Balance at end of period	64	27,196	30,405	(62)	(15,201)	42,402	7,005	49,407
3Q12 (CHF million)
Balance at beginning of period	51	21,930	27,771	(66)	(14,912)	34,774	7,331	42,105
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(184)	(184)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	46	46
Net income/(loss)	–	–	254	–	–	254	72	326
Total other comprehensive income/(loss), net of tax	–	–	–	–	(286)	(286)	(25)	(311)
Issuance of common shares	2	589	–	–	–	591	–	591
Sale of treasury shares	–	6	–	2,197	–	2,203	–	2,203
Repurchase of treasury shares	–	–	–	(2,622)	–	(2,622)	–	(2,622)
Share-based compensation, net of tax	–	773	–	20	–	793	1	794
Financial instruments indexed to own shares	–	6	–	–	–	6	–	6
Dividends paid	–	–	–	–	–	–	(16)	(16)
Changes in redeemable noncontrolling interests	–	(1)	–	–	–	(1)	–	(1)
Change in scope of consolidation, net	–	–	–	–	–	–	(74)	(74)
Other	–	(30)	–	–	–	(30)	–	(30)
Balance at end of period	53	23,273	28,025	(471)	(15,198)	35,682	7,151	42,833

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity
9M13 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786		42,284
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(591)		(591)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	357		357
Net income/(loss)	–	–		2,802	–	–	2,802	438	[3]	3,240
Total other comprehensive income/(loss), net of tax	–	–		–	–	(276)	(276)	(53)		(329)
Issuance of common shares	11	4,204		–	–	–	4,215	–		4,215
Sale of treasury shares	–	(44)		–	7,513	–	7,469	–		7,469
Repurchase of treasury shares	–	–		–	(7,298)	–	(7,298)	–		(7,298)
Share-based compensation, net of tax	–	(95)	[4]	–	159	–	64	–		64
Financial instruments indexed to own shares [5]	–	79		–	–	–	79	–		79
Dividends paid	–	(269)	[6]	(114)	–	–	(383)	(40)		(423)
Changes in redeemable noncontrolling interests	–	(8)		–	–	–	(8)	–		(8)
Change in scope of consolidation, net	–	–		–	–	–	–	(48)		(48)
Balance at end of period	64	27,503		30,859	(85)	(16,179)	42,162	6,849		49,011
9M12 (CHF million)
Balance at beginning of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44		–	–	–	44	–		44
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(495)		(495)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	95		95
Net income/(loss)	–	–		1,086	–	–	1,086	274		1,360
Total other comprehensive income/(loss), net of tax	–	–		–	–	(64)	(64)	(19)		(83)
Issuance of common shares	4	1,910		–	–	–	1,914	–		1,914
Sale of treasury shares	–	5		–	5,973	–	5,978	–		5,978
Repurchase of treasury shares	–	–		–	(6,484)	–	(6,484)	–		(6,484)
Share-based compensation, net of tax	–	576		–	130	–	706	–		706
Financial instruments indexed to own shares	–	(10)		–	–	–	(10)	–		(10)
Dividends paid	–	(1,011)		(114)	–	–	(1,125)	(41)		(1,166)
Changes in redeemable noncontrolling interests	–	(7)		–	–	–	(7)	–		(7)
Change in scope of consolidation, net	–	–		–	–	–	–	(74)		(74)
Other	–	(30)		–	–	–	(30)	–		(30)
Balance at end of period	53	23,273		28,025	(471)	(15,198)	35,682	7,151		42,833
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Net income attributable to noncontrolling interests excludes CHF (3) million due to redeemable noncontrolling interests.
4 Includes a net tax charge of CHF 26 million from the excess recognized compensation expense over fair value of shares delivered.
5
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

6 Paid out of reserves from capital contributions.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)

in	9M13	9M12
Operating activities of continuing operations (CHF million)
Net income	3,237	1,353
Income from discontinued operations, net of tax	(159)	(15)
Income from continuing operations	3,078	1,338
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	991	950
Provision for credit losses	114	100
Deferred tax provision	875	(122)
Share of net income from equity method investments	131	74
Trading assets and liabilities, net	17,401	(19,346)
(Increase)/decrease in other assets	(7,904)	(14,941)
Increase/(decrease) in other liabilities	10,310	(2,906)
Other, net	(276)	2,772
Total adjustments	21,642	(33,419)
Net cash provided by/(used in) operating activities of continuing operations	24,720	(32,081)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	401	(125)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,584	31,666
Purchase of investment securities	(374)	(330)
Proceeds from sale of investment securities	127	665
Maturities of investment securities	809	1,537
Investments in subsidiaries and other investments	(1,137)	(1,550)
Proceeds from sale of other investments	2,442	1,653
(Increase)/decrease in loans	(6,020)	(9,597)
Proceeds from sales of loans	1,280	791
Capital expenditures for premises and equipment and other intangible assets	(687)	(927)
Proceeds from sale of premises and equipment and other intangible assets	8	10
Other, net	11	2,498
Net cash provided by/(used in) investing activities of continuing operations	15,444	26,291

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)

in	9M13	9M12
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	18,638	4,855
Increase/(decrease) in short-term borrowings	5,616	466
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38,141)	(7,349)
Issuances of long-term debt	32,448	30,297
Repayments of long-term debt	(50,937)	(46,072)
Issuances of common shares	958	1,914
Sale of treasury shares	6,923	5,978
Repurchase of treasury shares	(7,298)	(6,484)
Dividends paid	(423)	(1,167)
Other, net	505	(90)
Net cash provided by/(used in) financing activities of continuing operations	(31,711)	(17,652)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(611)	(156)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) operating activities of discontinued operations	(5)	2
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	7,837	(23,596)

Cash and due from banks at beginning of period	61,763	110,573
Cash and due from banks at end of period	69,600	86,977

Supplemental cash flow information (unaudited)

in	9M13	9M12
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	648	822
Cash paid for interest	9,460	12,364
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	2,418
Fair value of liabilities assumed	0	2,418
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	374	0
Liabilities sold	170	0

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited

Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2012 included in the Credit Suisse Annual Report 2012.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q13 consolidated statements of operations and comprehensive income, the 2Q13 and 3Q12 consolidated balance sheets and the 3Q13, 2Q13 and 3Q12 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of accounting standards adopted in 2012.

ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to Accounting Standards Codification (ASC) Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 19 – Accumulated other comprehensive income and additional share information” for further information.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides the entity with an option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. The

ASU specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08) an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. ASU 2013-08 is effective for interim and annual reporting periods beginning after December 15, 2013. The Group is currently evaluating the impact of adoption of ASU 2013-08 on the Group’s financial position, results of operations or cash flows.

Note 3 Business developments
On July 1, 2013, the Group completed the sale of its ETF business to BlackRock, recognizing an equity participation gain of CHF 146 million in 3Q13.
On August 1, 2013, the Group announced the sale of the Customized Fund Investment Group, its private equity fund of funds and co-investment business, to Grosvenor Capital Management. This transaction is expected to close in 4Q13.
On August 2, 2013, the Group completed the sale of JO Hambro including final purchase price adjustments of CHF 6 million.
On August 2, 2013, the Group completed the sale of Strategic Partners, its dedicated secondary private equity business, to Blackstone, recognizing an equity participation gain of CHF 91 million for the quarter.

Note 4 Discontinued operations
On July 1, 2013, the Group completed the sale of its ETF business to BlackRock and recognized a pre-tax gain on disposal of CHF 146 million in 3Q13 net of allocated goodwill of CHF 72 million. The sale price received by the Group may increase through future contingent payments, if specified thresholds are met. BlackRock is a company unrelated to the Group.
On August 1, 2013, the Group announced the sale of the Customized Fund Investment Group (CFIG), its private equity fund of funds and co-investment business, to Grosvenor Capital Management. This transaction is expected to close in 4Q13. As of the end of 3Q13, the CFIG had total assets and total liabilities of CHF 46 million and CHF 6 million, respectively, that were held-for-sale. The Group will continue to hold investments in and have unfunded commitments to investment funds managed by the CFIG. Grosvenor Capital Management is a company unrelated to the Group.

Assets and liabilities held-for-sale from CFIG
end of	3Q13
Assets held-for-sale (CHF million)
Fees receivable	6
Goodwill	32
Other intangible assets	8
Total assets held-for-sale	46
Liabilities held-for-sale (CHF million)
Fees payable	6
Total liabilities held-for-sale	6

On August 2, 2013, the Group completed the sale of Strategic Partners, its dedicated secondary private equity business, to Blackstone and recognized a pre-tax gain on disposal of CHF 91 million in 3Q13 net of allocated goodwill of CHF 37 million. The Group will continue to receive carried interest from (and guarantee related claw-back obligations), hold limited partner interests in and have unfunded commitments to investment funds managed by Strategic Partners. The Group will also continue to guarantee minimum investment returns to certain third-party investors under existing side letter agreements. Blackstone is a company unrelated to the Group.
For the operations discontinued in 3Q13, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	3Q13	2Q13	3Q12	9M13	9M12
Operations-related (CHF million)
Net revenues	30	55	59	143	171
of which from ETF business	0	15	14	29	39
of which from Strategic Partners	5	14	15	33	45
of which from CFIG	25	26	30	81	87
Operating expenses	3	37	47	72	132
of which from ETF business	3	10	10	23	36
of which from Strategic Partners	0	2	10	8	27
of which from CFIG	0	25	27	41	69
Income tax expense/(benefit)	12	9	8	35	24
of which from ETF business	0	3	2	5	2
of which from Strategic Partners	1	5	4	10	12
of which from CFIG	11	1	2	20	10
Income/(loss), net of tax	15	9	4	36	15
of which from ETF business	(3)	2	2	1	1
of which from Strategic Partners	4	7	1	15	6
of which from CFIG	14	0	1	20	8
Transaction-related (CHF million)
Gain on disposal	237	–	–	237	–
of which from ETF business	146	–	–	146	–
of which from Strategic Partners	91	–	–	91	–
Transaction-related expenses	48	15	–	68	–
of which from ETF business	5	3	–	11	–
of which from Strategic Partners	10	12	–	22	–
of which from CFIG	33	–	–	35	–
Income tax expense/(benefit)	54	(6)	–	46	–
of which from ETF business	23	(1)	–	21	–
of which from Strategic Partners	45	(5)	–	40	–
of which from CFIG	(14)	–	–	(15)	–
Income/(loss), net of tax	135	(9)	–	123	–
of which from ETF business	118	(2)	–	114	–
of which from Strategic Partners	36	(7)	–	29	–
of which from CFIG	(19)	–	–	(20)	–
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	150	0	4	159	15
of which from ETF business	115	0	2	115	1
of which from Strategic Partners	40	0	1	44	6
of which from CFIG	(5)	0	1	0	8

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued in 3Q13, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center. Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	3Q13	2Q13	3Q12	9M13	9M12
Net revenues (CHF million)
Private Banking & Wealth Management	3,320	3,424	3,300	10,029	10,173
Investment Banking	2,552	3,400	3,184	9,897	9,894
Corporate Center	(406)	24	(786)	(571)	(2,386)
Noncontrolling interests without SEI	227	122	78	420	281
Net revenues	5,693	6,970	5,776	19,775	17,962
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	1,018	917	936	2,816	2,864
Investment Banking	229	754	483	2,283	1,704
Corporate Center	(562)	(140)	(1,071)	(1,082)	(3,096)
Noncontrolling interests without SEI	222	105	61	396	239
Income from continuing operations before taxes	907	1,636	409	4,413	1,711

Total assets
end of	3Q13	2Q13	4Q12	3Q12
Total assets (CHF million)
Private Banking & Wealth Management	275,421	279,340	275,683	279,789
Investment Banking	528,762	561,980	563,758	629,892
Corporate Center	86,886	74,316	80,733	109,167
Noncontrolling interests without SEI	4,100	4,267	4,106	4,444
Total assets	895,169	919,903	924,280	1,023,292

Note 6 Net interest income
in	3Q13	2Q13	3Q12	9M13	9M12
Net interest income (CHF million)
Loans	1,228	1,210	1,230	3,628	3,675
Investment securities	10	13	12	35	59
Trading assets	2,113	3,705	2,419	8,243	9,503
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	585	705	732	1,961	2,290
Other	510	586	530	1,622	1,735
Interest and dividend income	4,446	6,219	4,923	15,489	17,262
Deposits	(238)	(258)	(331)	(755)	(1,072)
Short-term borrowings	(18)	(17)	(67)	(115)	(103)
Trading liabilities	(1,070)	(1,855)	(1,210)	(4,168)	(5,762)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(211)	(397)	(424)	(944)	(1,321)
Long-term debt	(922)	(985)	(1,113)	(2,951)	(3,577)
Other	(63)	(66)	(66)	(184)	(217)
Interest expense	(2,522)	(3,578)	(3,211)	(9,117)	(12,052)
Net interest income	1,924	2,641	1,712	6,372	5,210

Note 7 Commissions and fees
in	3Q13	2Q13	3Q12	9M13	9M12
Commissions and fees (CHF million)
Lending business	424	489	359	1,354	1,030
Investment and portfolio management	929	1,012	885	2,857	2,752
Other securities business	27	26	33	81	86
Fiduciary business	956	1,038	918	2,938	2,838
Underwriting	303	479	421	1,201	1,143
Brokerage	910	1,121	906	3,079	2,791
Underwriting and brokerage	1,213	1,600	1,327	4,280	3,934
Other services	437	428	552	1,283	1,519
Commissions and fees	3,030	3,555	3,156	9,855	9,321

Note 8 Trading revenues
in	3Q13	2Q13	3Q12	9M13	9M12
Trading revenues (CHF million)
Interest rate products	439	(1,109)	2,207	1,027	2,511
Foreign exchange products	2	519	(393)	905	90
Equity/index-related products	(67)	571	(613)	422	330
Credit products	(297)	316	(1,814)	(341)	(2,642)
Commodity, emission and energy products	78	148	212	269	300
Other products	117	(88)	398	162	754
Trading revenues	272	357	(3)	2,444	1,343
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on trading revenues and managing trading risks.

Note 9 Other revenues
in	3Q13	2Q13	3Q12	9M13	9M12
Other revenues (CHF million)
Noncontrolling interests without SEI	231	152	73	447	267
Loans held-for-sale	(1)	2	(11)	(4)	(30)
Long-lived assets held-for-sale	7	(7)	366	(15)	363
Equity method investments	38	30	18	104	82
Other investments	32	82	268	171	630
Other	160	158	197	401	776
Other revenues	467	417	911	1,104	2,088

Note 10 Provision for credit losses
in	3Q13	2Q13	3Q12	9M13	9M12
Provision for credit losses (CHF million)
Provision for loan losses	43	49	24	112	75
Provision for lending-related and other exposures	(2)	2	17	2	25
Provision for credit losses	41	51	41	114	100

Note 11 Compensation and benefits
in	3Q13	2Q13	3Q12	9M13	9M12
Compensation and benefits (CHF million)
Salaries and variable compensation	2,221	2,475	2,666	7,289	8,491
Social security	152	229	147	603	613
Other [1]	170	237	242	596	602
Compensation and benefits [2]	2,543	2,941	3,055	8,488	9,706
1 Includes pension and other post-retirement expense of CHF 89 million, CHF 157 million, CHF 163 million, CHF 356 million and CHF 404 million in 3Q13, 2Q13, 3Q12, 9M13 and 9M12, respectively.
2
Includes severance and other compensation expense relating to headcount reductions of CHF 9 million, CHF 90 million, CHF 97 million, CHF 166 million and CHF 265 million as of 3Q13, 2Q13, 3Q12, 9M13 and 9M12, respectively.

Note 12 General and administrative expenses
in	3Q13	2Q13	3Q12	9M13	9M12
General and administrative expenses (CHF million)
Occupancy expenses	290	287	292	867	888
IT, machinery, etc.	367	377	369	1,129	1,084
Provisions and losses	210	273	237	653	319
Travel and entertainment	82	92	98	263	289
Professional services	474	456	471	1,377	1,374
Amortization and impairment of other intangible assets	6	7	8	19	29
Other	348	391	382	1,093	1,187
General and administrative expenses	1,777	1,883	1,857	5,401	5,170

Note 13 Earnings per share
in	3Q13	2Q13	3Q12	9M13	9M12
Basic net income attributable to shareholders (CHF million)
Income from continuing operations	304	1,045	250	2,643	1,071
Income from discontinued operations, net of tax	150	0	4	159	15
Net income attributable to shareholders	454	1,045	254	2,802	1,086
Preferred securities dividends	–	(114)	–	(114)	(114)
Net income attributable to shareholders for basic earnings per share	454	931	254	2,688	972
Available for common shares	421	852	213	2,368	913
Available for unvested share-based payment awards	33	70	16	197	59
Available for mandatory convertible securities [1]	–	9	25	123	–	[2]
Diluted net income attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	454	931	254	2,688	972
Income impact of assumed conversion on contracts that may be settled in shares or cash [3]	–	(17)	–	17	–
Net income attributable to shareholders for diluted earnings per share	454	914	254	2,705	972
Available for common shares	421	838	213	2,388	913
Available for unvested share-based payment awards	33	67	16	195	59
Available for mandatory convertible securities [1]	–	9	25	122	–	[2]
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,600.0	1,574.9	1,331.4	1,509.8	1,313.1
Dilutive contracts that may be settled in shares or cash [4]	–	23.1	–	23.3	–
Dilutive share options and warrants	1.7	1.9	5.3	1.9	5.4
Dilutive share awards	1.3	1.5	1.8	1.5	1.7
Weighted-average shares outstanding for diluted earnings per share available for common shares [5]	1,603.0	1,601.4	1,338.5	1,536.5	1,320.2
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	125.6	130.0	102.8	126.1	91.3
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–	20.4	154.8	84.0	51.6
Basic earnings per share available for common shares (CHF)
Basic earnings per share from continuing operations	0.17	0.54	0.16	1.48	0.69
Basic earnings per share from discontinued operations	0.09	0.00	0.00	0.09	0.01
Basic earnings per share available for common shares	0.26	0.54	0.16	1.57	0.70
Diluted earnings per share available for common shares (CHF)
Diluted earnings per share from continuing operations	0.17	0.52	0.16	1.46	0.68
Diluted earnings per share from discontinued operations	0.09	0.00	0.00	0.09	0.01
Diluted earnings per share available for common shares	0.26	0.52	0.16	1.55	0.69
Prior periods have been adjusted to reflect the increase in the number of shares outstanding that arose from the 2Q13 stock dividend, as required under US GAAP.
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
US GAAP requires that both distributed earnings and undistributed earnings are considered in determining the net income attributable to each class of participating shares. Because distributed earnings paid on common shares and unvested share-based awards in 2Q12 exceeded the actual earnings for 9M12, no earnings have been allocated to the mandatory convertible securities for 9M12.

3
Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net profit of the Group are not adjusted for 3Q13, 3Q12 and 9M12, respectively, as the effect would be antidilutive.

4
Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 3Q13, 3Q12 and 9M12, respectively, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

5
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 33.7 million, 12.1 million, 55.3 million, 12.3 million and 48.3 million for 3Q13, 2Q13, 3Q12, 9M13 and 9M12, respectively.

Note 14 Trading assets and liabilities
end of	3Q13	2Q13	4Q12	3Q12
Trading assets (CHF million)
Debt securities	117,354	116,923	135,871	154,972
Equity securities [1]	78,605	78,281	74,895	76,974
Derivative instruments [2]	36,764	39,240	33,208	42,256
Other	11,699	11,390	12,425	14,381
Trading assets	244,422	245,834	256,399	288,583
Trading liabilities (CHF million)
Short positions	47,483	49,214	51,303	61,841
Derivative instruments [2]	44,867	40,703	39,513	52,092
Trading liabilities	92,350	89,917	90,816	113,933
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	3Q13	2Q13	4Q12	3Q12
Cash collateral – netted (CHF million) [1]
Cash collateral paid	24,209	31,514	36,662	38,418
Cash collateral received	21,794	28,102	33,373	34,281
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	8,739	10,212	10,904	14,241
Cash collateral received	12,013	13,047	12,224	11,069
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
end of	3Q13	2Q13	4Q12	3Q12
Investment securities (CHF million)
Debt securities held-to-maturity	0	0	0	2
Securities available-for-sale	2,768	3,546	3,498	3,732
Total investment securities	2,768	3,546	3,498	3,734

Investment securities by type
	3Q13				4Q12
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by the Swiss federal, cantonal or local governmental entities	390	17	2	405	452	31	0	483
Debt securities issued by foreign governments	1,062	52	0	1,114	1,523	82	0	1,605
Corporate debt securities	603	18	0	621	823	22	0	845
Collateralized debt obligations	516	13	0	529	448	22	0	470
Debt securities available-for-sale	2,571	100	2	2,669	3,246	157	0	3,403
Banks, trust and insurance companies	74	18	0	92	73	14	0	87
Industry and all other	7	0	0	7	8	0	0	8
Equity securities available-for-sale	81	18	0	99	81	14	0	95
Securities available-for-sale	2,652	118	2	2,768	3,327	171	0	3,498

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
3Q13 (CHF million)
Debt securities issued by the Swiss federal, cantonal or local governmental entities	82	2	0	0	82	2
Debt securities available-for-sale	82	2	0	0	82	2

There were no unrealized losses on investment securities as of the end of 4Q12. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	9M13		9M12
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	116	11	25	640
Realized gains	0	0	1	294
Realized losses	0	0	(2)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
3Q13 (CHF million)
Due within 1 year	520	525	1.43
Due from 1 to 5 years	1,314	1,377	2.59
Due from 5 to 10 years	633	656	1.85
Due after 10 years	104	111	1.38
Total debt securities	2,571	2,669	2.12

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	3Q13	2Q13	4Q12	3Q12
Loans (CHF million)
Mortgages	94,369	93,602	91,872	92,106
Loans collateralized by securities	30,872	30,316	27,363	26,141
Consumer finance	6,229	7,368	6,901	7,867
Consumer	131,470	131,286	126,136	126,114
Real estate	27,121	26,971	26,725	26,287
Commercial and industrial loans	62,860	63,348	62,709	61,989
Financial institutions	21,415	22,316	24,905	26,030
Governments and public institutions	3,334	3,255	2,729	2,997
Corporate & institutional	114,730	115,890	117,068	117,303
Gross loans	246,200	247,176	243,204	243,417
of which held at amortized cost	227,177	227,606	223,204	222,179
of which held at fair value	19,023	19,570	20,000	21,238
Net (unearned income)/deferred expenses	(97)	(90)	(59)	(64)
Allowance for loan losses	(871)	(900)	(922)	(897)
Net loans	245,232	246,186	242,223	242,456
Gross loans by location (CHF million)
Switzerland	151,547	150,810	151,226	150,020
Foreign	94,653	96,366	91,978	93,397
Gross loans	246,200	247,176	243,204	243,417
Impaired loan portfolio (CHF million)
Non-performing loans	893	904	859	940
Non-interest-earning loans	302	305	313	321
Total non-performing and non-interest-earning loans	1,195	1,209	1,172	1,261
Restructured loans	19	20	30	34
Potential problem loans	324	444	527	434
Total other impaired loans	343	464	557	468
Gross impaired loans	1,538	1,673	1,729	1,729

Allowance for loan losses by loan portfolio
	3Q13			2Q13			3Q12
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	282	618	900	285	631	916	304	624	928
Change in scope of consolidation	0	(1)	(1)	0	0	0	(18)	0	(18)
Net movements recognized in statements of operations	21	22	43	15	34	49	22	2	24
Gross write-offs	(35)	(38)	(73)	(27)	(72)	(99)	(28)	(21)	(49)
Recoveries	6	6	12	7	22	29	5	1	6
Net write-offs	(29)	(32)	(61)	(20)	(50)	(70)	(23)	(20)	(43)
Provisions for interest	2	5	7	0	6	6	1	7	8
Foreign currency translation impact and other adjustments, net	(5)	(12)	(17)	2	(3)	(1)	1	(3)	(2)
Balance at end of period	271	600	871	282	618	900	287	610	897
of which individually evaluated for impairment	220	427	647	229	447	676	222	466	688
of which collectively evaluated for impairment	51	173	224	53	171	224	65	144	209
Gross loans held at amortized cost (CHF million)
Balance at end of period	131,461	95,716	227,177	131,276	96,330	227,606	126,103	96,076	222,179
of which individually evaluated for impairment [1]	603	935	1,538	607	1,066	1,673	675	1,054	1,729
of which collectively evaluated for impairment	130,858	94,781	225,639	130,669	95,264	225,933	125,428	95,022	220,450

	9M13			9M12
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	288	634	922	289	621	910
Change in scope of consolidation	0	(1)	(1)	(18)	0	(18)
Net movements recognized in statements of operations	57	55	112	69	6	75
Gross write-offs	(95)	(131)	(226)	(76)	(60)	(136)
Recoveries	18	30	48	19	18	37
Net write-offs	(77)	(101)	(178)	(57)	(42)	(99)
Provisions for interest	4	16	20	6	14	20
Foreign currency translation impact and other adjustments, net	(1)	(3)	(4)	(2)	11	9
Balance at end of period	271	600	871	287	610	897
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	3Q13			2Q13			3Q12
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	1,679	1,679	0	423	423	0	879	879
Reclassifications from loans held-for-sale [2]	0	89	89	0	62	62	0	40	40
Reclassifications to loans held-for-sale [3]	0	185	185	0	132	132	0	261	261
Sales [3]	0	87	87	0	70	70	0	21	21

	9M13			9M12
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	3,794	3,794	348	4,240	4,588
Reclassifications from loans held-for-sale [2]	0	195	195	0	125	125
Reclassifications to loans held-for-sale [3]	0	493	493	0	1,077	1,077
Sales [3]	0	274	274	0	728	728
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
3Q13 (CHF million)
Mortgages	304	2,284	17,080	56,519	16,969	952	40	1	0	220	94,369
Loans collateralized by securities	220	350	3,405	24,671	2,094	39	0	0	0	93	30,872
Consumer finance	0	22	144	2,747	2,025	829	52	0	136	265	6,220
Consumer	524	2,656	20,629	83,937	21,088	1,820	92	1	136	578	131,461
Real estate	312	808	2,865	14,612	7,536	381	0	0	0	97	26,611
Commercial and industrial loans	249	634	2,124	21,382	22,805	3,788	286	1	25	659	51,953
Financial institutions	1,715	2,056	3,934	5,252	1,872	681	1	27	0	111	15,649
Governments and public institutions	78	311	213	487	110	77	227	0	0	0	1,503
Corporate & institutional	2,354	3,809	9,136	41,733	32,323	4,927	514	28	25	867	95,716
Gross loans held at amortized cost	2,878	6,465	29,765	125,670	53,411	6,747	606	29	161	1,445	227,177
Value of collateral [1]	2,367	4,831	26,743	115,566	45,442	3,459	122	28	19	670	199,247
4Q12 (CHF million)
Mortgages	387	730	12,176	58,491	19,255	599	13	9	0	212	91,872
Loans collateralized by securities	79	57	948	23,357	2,728	92	6	1	0	95	27,363
Consumer finance	0	6	100	3,324	2,065	901	39	0	129	325	6,889
Consumer	466	793	13,224	85,172	24,048	1,592	58	10	129	632	126,124
Real estate	261	374	2,199	14,537	8,759	195	0	0	0	55	26,380
Commercial and industrial loans	238	325	1,580	22,040	23,070	3,467	209	1	47	763	51,740
Financial institutions	2,288	2,087	4,661	5,260	2,569	382	0	33	14	147	17,441
Governments and public institutions	131	50	360	521	127	101	229	0	0	0	1,519
Corporate & institutional	2,918	2,836	8,800	42,358	34,525	4,145	438	34	61	965	97,080
Gross loans held at amortized cost	3,384	3,629	22,024	127,530	58,573	5,737	496	44	190	1,597	223,204
Value of collateral [1]	2,918	2,616	19,526	116,583	48,342	3,210	189	44	15	791	194,234
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q13 (CHF million)
Mortgages	94,024	139	14	11	181	345	94,369
Loans collateralized by securities	30,639	137	2	1	93	233	30,872
Consumer finance	5,425	443	90	66	196	795	6,220
Consumer	130,088	719	106	78	470	1,373	131,461
Real estate	26,371	147	4	9	80	240	26,611
Commercial and industrial loans	51,087	351	50	91	374	866	51,953
Financial institutions	15,220	299	1	1	128	429	15,649
Governments and public institutions	1,502	1	0	0	0	1	1,503
Corporate & institutional	94,180	798	55	101	582	1,536	95,716
Gross loans held at amortized cost	224,268	1,517	161	179	1,052	2,909	227,177
4Q12 (CHF million)
Mortgages	91,527	156	17	11	161	345	91,872
Loans collateralized by securities	27,034	220	3	3	103	329	27,363
Consumer finance	6,116	420	90	52	211	773	6,889
Consumer	124,677	796	110	66	475	1,447	126,124
Real estate	26,221	107	2	2	48	159	26,380
Commercial and industrial loans	50,479	720	27	138	376	1,261	51,740
Financial institutions	17,208	53	2	34	144	233	17,441
Governments and public institutions	1,484	35	0	0	0	35	1,519
Corporate & institutional	95,392	915	31	174	568	1,688	97,080
Gross loans held at amortized cost	220,069	1,711	141	240	1,043	3,135	223,204

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
3Q13 (CHF million)
Mortgages	173	17	190	0	50	50	240
Loans collateralized by securities	22	73	95	0	1	1	96
Consumer finance	261	5	266	0	1	1	267
Consumer	456	95	551	0	52	52	603
Real estate	48	21	69	0	28	28	97
Commercial and industrial loans	294	152	446	19	244	263	709
Financial institutions	95	34	129	0	0	0	129
Corporate & institutional	437	207	644	19	272	291	935
Gross impaired loans	893	302	1,195	19	324	343	1,538
4Q12 (CHF million)
Mortgages	154	16	170	0	69	69	239
Loans collateralized by securities	18	74	92	0	3	3	95
Consumer finance	315	10	325	0	2	2	327
Consumer	487	100	587	0	74	74	661
Real estate	46	5	51	0	15	15	66
Commercial and industrial loans	268	170	438	30	373	403	841
Financial institutions	58	38	96	0	65	65	161
Corporate & institutional	372	213	585	30	453	483	1,068
Gross impaired loans	859	313	1,172	30	527	557	1,729

Gross impaired loan detail
	3Q13			4Q12
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	221	211	27	206	197	32
Loans collateralized by securities	70	66	54	68	66	53
Consumer finance	249	228	139	302	280	154
Consumer	540	505	220	576	543	239
Real estate	80	72	21	63	55	22
Commercial and industrial loans	682	635	327	715	677	342
Financial institutions	128	126	79	157	155	93
Corporate & institutional	890	833	427	935	887	457
Gross impaired loans with a specific allowance	1,430	1,338	647	1,511	1,430	696
Mortgages	19	19	–	33	33	–
Loans collateralized by securities	26	26	–	27	28	–
Consumer finance	18	18	–	25	25	–
Consumer	63	63	–	85	86	–
Real estate	17	17	–	3	3	–
Commercial and industrial loans	27	27	–	126	128	–
Financial institutions	1	1	–	4	4	–
Corporate & institutional	45	45	–	133	135	–
Gross impaired loans without specific allowance	108	108	–	218	221	–
Gross impaired loans	1,538	1,446	647	1,729	1,651	696
of which consumer	603	568	220	661	629	239
of which corporate & institutional	935	878	427	1,068	1,022	457

Gross impaired loan detail (continued)
	3Q13			2Q13			3Q12
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	210	0	0	210	1	1	223	0	0
Loans collateralized by securities	70	0	0	74	0	0	68	0	0
Consumer finance	253	0	0	258	0	0	277	1	0
Consumer	533	0	0	542	1	1	568	1	0
Real estate	80	0	0	74	0	0	60	0	0
Commercial and industrial loans	761	1	1	810	0	0	537	1	0
Financial institutions	130	0	0	135	0	0	212	0	0
Governments and public institutions	0	0	0	0	0	0	6	0	0
Corporate & institutional	971	1	1	1,019	0	0	815	1	0
Gross impaired loans with a specific allowance	1,504	1	1	1,561	1	1	1,383	2	0
Mortgages	17	0	0	26	0	0	38	0	0
Loans collateralized by securities	26	0	0	27	0	0	3	0	0
Consumer finance	17	0	0	18	0	0	38	0	0
Consumer	60	0	0	71	0	0	79	0	0
Real estate	16	0	0	11	0	0	12	0	0
Commercial and industrial loans	24	0	0	91	0	0	281	1	0
Financial institutions	1	0	0	3	0	0	8	0	0
Corporate & institutional	41	0	0	105	0	0	301	1	0
Gross impaired loans without specific allowance	101	0	0	176	0	0	380	1	0
Gross impaired loans	1,605	1	1	1,737	1	1	1,763	3	0
of which consumer	593	0	0	613	1	1	647	1	0
of which corporate & institutional	1,012	1	1	1,124	0	0	1,116	2	0

Gross impaired loan detail (continued)
	9M13			9M12
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	204	1	1	219	1	1
Loans collateralized by securities	71	0	0	68	1	0
Consumer finance	261	0	0	281	3	2
Consumer	536	1	1	568	5	3
Real estate	72	0	0	57	0	0
Commercial and industrial loans	772	4	4	595	3	1
Financial institutions	139	0	0	232	1	1
Governments and public institutions	0	0	0	6	0	0
Corporate & institutional	983	4	4	890	4	2
Gross impaired loans with a specific allowance	1,519	5	5	1,458	9	5
Mortgages	27	0	0	42	0	0
Loans collateralized by securities	27	0	0	2	0	0
Consumer finance	24	0	0	36	0	0
Consumer	78	0	0	80	0	0
Real estate	10	0	0	16	0	0
Commercial and industrial loans	75	0	0	246	3	2
Financial institutions	2	0	0	10	0	0
Corporate & institutional	87	0	0	272	3	2
Gross impaired loans without specific allowance	165	0	0	352	3	2
Gross impaired loans	1,684	5	5	1,810	12	7
of which consumer	614	1	1	648	5	3
of which corporate & institutional	1,070	4	4	1,162	7	4

Note 17 Other assets and other liabilities
end of	3Q13	2Q13	4Q12	3Q12
Other assets (CHF million)
Cash collateral on derivative instruments	8,739	10,212	10,904	14,241
Cash collateral on non-derivative transactions	1,295	1,905	1,995	3,068
Derivative instruments used for hedging	2,365	2,387	3,930	3,362
Assets held-for-sale	18,128	23,763	20,343	20,719
of which loans	17,663	23,284	19,894	20,141
of which real estate	465	478	442	571
Assets held for separate accounts	11,921	12,032	13,414	14,836
Interest and fees receivable	5,529	5,733	5,861	5,505
Deferred tax assets	6,106	6,599	7,102	7,191
Prepaid expenses	713	809	538	622
Failed purchases	2,421	3,131	2,699	3,280
Other	6,312	6,415	6,126	6,506
Other assets	63,529	72,986	72,912	79,330
Other liabilities (CHF million)
Cash collateral on derivative instruments	12,013	13,047	12,224	11,069
Cash collateral on non-derivative transactions	1,064	1,957	1,246	1,065
Derivative instruments used for hedging	469	763	1,182	1,383
Provisions [1]	1,340	1,251	1,362	1,233
of which off-balance sheet risk	61	65	60	83
Liabilities held for separate accounts	11,921	12,032	13,414	14,836
Interest and fees payable	6,238	7,665	6,752	6,720
Current tax liabilities	943	853	863	822
Deferred tax liabilities	167	165	130	157
Failed sales	2,596	2,944	4,336	5,243
Other	15,133	15,440	16,128	16,389
Other liabilities	51,884	56,117	57,637	58,917
1 Includes provisions for bridge commitments.

Note 18 Long-term debt
Long-term debt
end of	3Q13	2Q13	4Q12	3Q12
Long-term debt (CHF million)
Senior	95,910	102,475	115,861	117,692
Subordinated	19,196	15,580	17,741	18,000
Non-recourse liabilities from consolidated VIEs	13,715	15,450	14,532	14,027
Long-term debt	128,821	133,505	148,134	149,719
of which reported at fair value	61,874	63,942	65,384	65,018

Structured notes by product
end of	3Q13	2Q13	4Q12
Structured notes (CHF million)
Equity	24,166	21,946	23,761
Fixed income	5,688	6,072	6,559
Emerging markets [1]	1,954	2,126	3,304
Credit	2,442	2,643	1,893
Other	902	1,533	1,120
Total structured notes	35,152	34,320	36,637
1 Transactions where the return is based on a referenced underlying or counterparty specific to emerging markets.

Note 19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
3Q13 (CHF million)
Balance at beginning of period	(42)	(12,124)	63	(3,650)	552	(15,201)
Increase/(decrease)	15	(1,071)	0	(9)	0	(1,065)
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	0	38	0	66	(22)	82
Total increase/(decrease)	20	(1,033)	0	57	(22)	(978)
Balance at end of period	(22)	(13,157)	63	(3,593)	530	(16,179)
2Q13 (CHF million)
Balance at beginning of period	(27)	(11,967)	77	(3,731)	583	(15,065)
Increase/(decrease)	(22)	(159)	(14)	15	0	(180)
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	2	2	0	66	(31)	39
Total increase/(decrease)	(15)	(157)	(14)	81	(31)	(136)
Balance at end of period	(42)	(12,124)	63	(3,650)	552	(15,201)
3Q12 (CHF million)
Balance at beginning of period	(56)	(11,786)	236	(3,632)	326	(14,912)
Increase/(decrease)	7	(227)	(46)	20	0	(246)
Increase/(decrease) due to equity method investments	8	0	0	0	0	8
Reclassification adjustments, included in net income	0	26	(101)	43	(16)	(48)
Total increase/(decrease)	15	(201)	(147)	63	(16)	(286)
Balance at end of period	(41)	(11,987)	89	(3,569)	310	(15,198)
9M13 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	(2)	(476)	(21)	12	0	(487)
Increase/(decrease) due to equity method investments	7	0	0	0	0	7
Reclassification adjustments, included in net income	2	86	0	196	(80)	204
Total increase/(decrease)	7	(390)	(21)	208	(80)	(276)
Balance at end of period	(22)	(13,157)	63	(3,593)	530	(16,179)
9M12 (CHF million)
Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)
Increase/(decrease)	7	(236)	224	55	0	50
Increase/(decrease) due to equity method investments	18	0	0	0	0	18
Reclassification adjustments, included in net income	0	27	(234)	127	(52)	(132)
Total increase/(decrease)	25	(209)	(10)	182	(52)	(64)
Balance at end of period	(41)	(11,987)	89	(3,569)	310	(15,198)

Details on significant reclassification adjustments
in	3Q13	2Q13	9M13
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries [1]	38	2	86
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	87	88	261
Tax expense/(benefit)	(21)	(22)	(65)
Net of tax	66	66	196
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(27)	(40)	(101)
Tax expense/(benefit)	5	9	21
Net of tax	(22)	(31)	(80)
1
Includes net impairments of CHF 38 million and CHF 46 million in 3Q13 and 1Q13, respectively, on the sale of JO Hambro which was settled in 3Q13. These impairments were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total pension costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.

Additional share information
	3Q13		2Q13		3Q12		9M13		9M12
Common shares issued
Balance at beginning of period	1,594,295,735		1,339,652,645		1,286,599,235		1,320,829,922		1,224,333,062
Issuance of common shares	1,138,163		254,643,090		33,488,613		274,603,976		95,754,786
of which MACCS settlement	0		199,964,015		0		199,964,015		0
of which share-based compensation	1,138,163		17,126,788		0		37,087,674		38,070,586
Balance at end of period	1,595,433,898		1,594,295,735		1,320,087,848		1,595,433,898		1,320,087,848
Treasury shares
Balance at beginning of period	(2,328,381)		(27,495,313)		(3,511,364)		(27,036,831)		(4,010,074)
Sale of treasury shares	65,251,532		144,989,659		117,625,611		296,173,698		285,623,325
of which MACCS settlement	0		33,488,655		0		33,488,655		0
Repurchase of treasury shares	(66,054,256)		(121,624,269)		(142,676,897)		(278,183,451)		(314,915,942)
Share-based compensation	98,272		1,801,542		1,139,636		6,013,751		5,879,677
Balance at end of period	(3,032,833)		(2,328,381)		(27,423,014)		(3,032,833)		(27,423,014)
Common shares outstanding
Balance at end of period	1,592,401,065	[1]	1,591,967,354	[2]	1,292,664,834	[3]	1,592,401,065	[1]	1,292,664,834	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,735,049 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 662,873,212 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 772,241,728 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares were reserved for capital instruments (including MACCS).

Note 20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:

– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.

Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives
The Group transacts bilateral OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	3Q13		4Q12
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforcable master netting agreements (CHF billion)
OTC-cleared	284.2	282.5	365.3	365.5
OTC	209.6	203.7	337.6	327.9
Exchange-traded	0.2	0.1	0.3	0.2
Interest rate products	494.0	486.3	703.2	693.6
OTC	56.4	65.6	60.5	73.2
Exchange-traded	0.1	0.2	0.0	0.0
Foreign exchange products	56.5	65.8	60.5	73.2
OTC	16.0	18.3	12.7	15.2
Exchange-traded	15.5	16.0	13.7	14.1
Equity/index-related products	31.5	34.3	26.4	29.3
OTC-cleared	4.2	4.1	3.0	2.7
OTC	23.6	23.6	27.1	26.8
Credit derivatives	27.8	27.7	30.1	29.5
OTC	4.9	4.6	5.8	5.6
Exchange-traded	1.0	1.1	1.5	1.7
Other products	5.9	5.7	7.3	7.3
OTC-cleared	288.4	286.6	368.3	368.2
OTC	310.5	315.8	443.7	448.7
Exchange-traded	16.8	17.4	15.5	16.0
Total gross derivatives subject to enforceable master netting agreements	615.7	619.8	827.5	832.9
Offsetting (CHF billion)
OTC-cleared	(286.5)	(286.2)	(367.2)	(367.5)
OTC	(288.4)	(290.6)	(418.7)	(421.8)
Exchange-traded	(16.0)	(16.0)	(14.3)	(14.2)
Offsetting	(590.9)	(592.8)	(800.2)	(803.5)
of which counterparty netting	(568.6)	(568.6)	(766.8)	(766.8)
of which cash collateral netting	(22.3)	(24.2)	(33.4)	(36.7)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.9	0.4	1.1	0.7
OTC	22.1	25.2	25.0	26.9
Exchange-traded	0.8	1.4	1.2	1.8
Total net derivatives subject to enforceable master netting agreements	24.8	27.0	27.3	29.4
Total derivatives not subject to enforceable master netting agreements [1]	14.4	18.4	9.8	11.3
Total net derivatives presented in the consolidated balance sheets	39.2	45.4	37.1	40.7
of which recorded in trading assets and trading liabilities	36.8	44.9	33.2	39.5
of which recorded in other assets and other liabilities	2.4	0.5	3.9	1.2
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of September 30, 2013 and December 31, 2012. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	3Q13				4Q12
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	122.4	(37.0)	85.4		141.4	(41.1)	100.3
Securities borrowing transactions	19.2	(0.7)	18.5		20.9	(2.0)	18.9
Total subject to enforceable master netting agreements	141.6	(37.7)	103.9		162.3	(43.1)	119.2
Total not subject to enforceable master netting agreements [1]	58.0	–	58.0		64.3	–	64.3
Total	199.6	(37.7)	161.9	[2]	226.6	(43.1)	183.5	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 91,288 million and CHF 113,664 million of the total net amount as of the end of 3Q13 and 4Q12, respectively, are reported at fair value.

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	3Q13				4Q12
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	98.5	(37.7)	60.8		99.7	(43.1)	56.6
Securities lending transactions	6.9	0.0	6.9		10.8	0.0	10.8
Obligation to return securities received as collateral, at fair value	23.0	0.0	23.0		25.9	0.0	25.9
Total subject to enforceable master netting agreements	128.4	(37.7)	90.7		136.4	(43.1)	93.3
Total not subject to enforceable master netting agreements [1]	28.1	–	28.1		69.5	–	69.5
Total	156.5	(37.7)	118.8		205.9	(43.1)	162.8
of which securities sold under repurchase agreements and securities lending transactions	131.9	(37.7)	94.2	[2]	175.8	(43.1)	132.7	[2]
of which obligation to return securities received as collateral, at fair value	24.6	0.0	24.6		30.1	0.0	30.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 78,095 million and CHF 108,784 million of the total net amount as of the end of 3Q13 and 4Q12, respectively, are reported at fair value.

The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

Amounts not offset in the consolidated balance sheets
	3Q13						4Q12
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	24.8	5.0		0.1		19.7	27.3	5.1		0.0		22.2
Securities purchased under resale agreements	85.4	85.4		0.0		0.0	100.3	100.3		0.0		0.0
Securities borrowing transactions	18.5	17.7		0.0		0.8	18.9	17.4		0.0		1.5
Total financial assets subject to enforceable master netting agreements	128.7	108.1		0.1		20.5	146.5	122.8		0.0		23.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	27.0	11.3		0.0		15.7	29.4	7.9		0.0		21.5
Securities sold under repurchase agreements	60.8	60.8		0.0		0.0	56.6	56.4		0.2		0.0
Securities lending transactions	6.9	6.6		0.0		0.3	10.8	10.2		0.0		0.6
Obligation to return securities received as collateral, at fair value	23.0	21.9		0.0		1.1	25.9	24.2		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	117.7	100.6		0.0		17.1	122.7	98.7		0.2		23.8
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative for the Group’s counterparty exposure.

Note 21 Tax
The income tax expense of CHF 365 million recorded in 3Q13 included the impact of the geographical mix of results and a tax charge of CHF 173 million related to the corporate income tax reduction from 23% to 20% in the UK that was enacted in 3Q13. Overall, net deferred tax assets decreased CHF 495 million to CHF 5,939 million as of the end of 3Q13 compared to 2Q13. The decrease in net deferred tax assets primarily related to earnings, foreign exchange impacts and the UK corporate income tax reduction.
The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2013, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 6.7 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 18 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; Brazil – 2008; Japan – 2008; the UK – 2006; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	3Q13	2Q13	3Q12	9M13	9M12
Effective tax rate (%)
Effective tax rate	40.2	28.9	23.0	30.3	21.8

Reconciliation of taxes computed at the Swiss statutory rate
in	3Q13
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense computed at the statutory tax rate of 22%	200
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	69
Changes in tax law and rates	173
Other non-deductible expenses	73
Changes in deferred tax valuation allowance	38
Lower taxed income	(81)
Income taxable to noncontrolling interests	(91)
Other	(16)
Income tax expense	365

Foreign tax rate differential
3Q13 included a foreign tax expense of CHF 69 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US.

Changes in tax law and rates
3Q13 included a tax expense of CHF 173 million related to the re-measurement of deferred tax assets resulting from the impact of the reduction of the UK corporate income tax rate from 23% to 20%.

Other non-deductible expenses
3Q13 included non-deductible interest expenses of CHF 64 million and non-deductible bank levy costs and other non-deductible compensation expenses of CHF 9 million.

Changes in deferred tax valuation allowance
3Q13 included the impact of the increase of valuation allowances of CHF 38 million in respect of three of the Group’s operating entities, two in the UK and one in Asia, relating to current year earnings.

Lower taxed income
3Q13 included CHF 40 million net tax benefit resulting from the reversal of a deferred tax liability previously recorded to cover for a taxable timing difference related to a re-investment relief, a CHF 29 million income tax benefit mainly as a result of foreign branch earnings beneficially impacting the earnings mix and CHF 12 million related to non-taxable life insurance income.

Other
3Q13 included a CHF 5 million income tax benefit relating to the decrease of tax contingency accruals.

Net deferred tax assets
end of	3Q13	2Q13
Net deferred tax assets (CHF million)
Deferred tax assets	6,106	6,599
of which net operating losses	1,607	1,857
of which deductible temporary differences	4,499	4,742
Deferred tax liabilities	(167)	(165)
Net deferred tax assets	5,939	6,434

Note 22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.
> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q13 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	3Q13	2Q13	3Q12	9M13	9M12
Deferred compensation expense (CHF million)
Share awards	183	203	183	640	600
Performance share awards	138	126	86	468	285
Plus Bond awards [1]	10	6	0	26	0
2011 Partner Asset Facility awards [2]	50	(23)	102	20	617
Adjustable Performance Plan share awards	6	16	30	27	30
Adjustable Performance Plan cash awards [3]	7	2	62	6	268
Restricted Cash Awards	26	37	42	117	128
Scaled Incentive Share Units	8	17	21	32	83
Incentive Share Units [3]	0	0	17	(2)	51
2008 Partner Asset Facility awards [2]	27	11	64	80	125
Other cash awards	97	120	98	334	259
Total deferred compensation expense	552	515	705	1,748	2,446
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes clawbacks.

Estimated unrecognized deferred compensation expense
end of	3Q13
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	987
Performance share awards	357
Plus Bond awards	23
Adjustable Performance Plan share awards	18
Adjustable Performance Plan cash awards	22
Restricted Cash Awards	168
Scaled Incentive Share Units	16
Other cash awards	129
Total	1,720

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2

Share-based award activity
	3Q13					9M13
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards	SISU awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activities
Balance at beginning of period	75.5	41.7	14.6	4.7	1.7	55.8	23.3	30.8		9.6	3.6
Granted	0.6	0.0	0.0	0.0	0.0	39.8	26.6	1.2	[1]	0.0	0.0
Settled	(1.2)	0.0	0.0	0.0	0.0	(19.3)	(7.6)	(17.2)		(4.8)	(1.7)
Forfeited	(1.2)	(0.3)	(0.1)	0.0	(0.2)	(2.6)	(0.9)	(0.3)		(0.1)	(0.4)
Balance at end of period	73.7	41.4	14.5	4.7	1.5	73.7	41.4	14.5		4.7	1.5
of which vested	5.3	2.2	1.0	1.2	0.1	5.3	2.2	1.0		1.2	0.1
of which unvested	68.4	39.2	13.5	3.5	1.4	68.4	39.2	13.5		3.5	1.4
1 Represents additional units earned in 1Q13 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Note 23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 471 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2013. As of the end of 3Q13, CHF 376 million of contributions had been made.

Components of total pension costs
in	3Q13	2Q13	3Q12	9M13	9M12
Total pension costs (CHF million)
Service costs on benefit obligation	93	94	95	281	285
Interest costs on benefit obligation	109	108	129	326	385
Expected return on plan assets	(184)	(184)	(196)	(552)	(586)
Amortization of recognized prior service cost/(credit)	(23)	(23)	(14)	(69)	(41)
Amortization of recognized actuarial losses	87	87	58	260	173
Net periodic pension costs	82	82	72	246	216
Settlement losses/(gains)	0	1	0	1	0
Curtailment losses/(gains)	(4)	(17)	(5)	(32)	(24)
Special termination benefits	4	4	9	16	15
Total pension costs	82	70	76	231	207

Note 24 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q13	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	10,008.8	6.2	6.7	0.0	0.0	0.0
Swaps	30,541.9	439.3	435.6	70.0	2.9	0.7
Options bought and sold (OTC)	4,070.6	47.6	48.1	0.0	0.0	0.0
Futures	960.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	759.5	0.4	0.2	0.0	0.0	0.0
Interest rate products	46,341.2	493.5	490.6	70.0	2.9	0.7
Forwards	2,045.4	20.4	20.9	20.4	0.3	0.0
Swaps	1,384.6	30.7	41.0	0.0	0.0	0.0
Options bought and sold (OTC)	974.7	10.2	11.2	0.0	0.0	0.0
Futures	54.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	10.2	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,469.8	61.4	73.3	20.4	0.3	0.0
Forwards	3.5	0.6	0.0	0.0	0.0	0.0
Swaps	244.0	5.3	7.6	0.0	0.0	0.0
Options bought and sold (OTC)	274.4	12.8	12.7	0.0	0.0	0.0
Futures	47.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	548.1	18.1	18.4	0.0	0.0	0.0
Equity/index-related products	1,117.8	36.8	38.7	0.0	0.0	0.0
Credit derivatives [2]	1,669.0	28.8	28.7	0.0	0.0	0.0
Forwards	25.5	1.1	1.2	0.0	0.0	0.0
Swaps	47.0	3.0	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	40.7	1.1	1.2	0.0	0.0	0.0
Futures	33.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	57.2	1.2	1.3	0.0	0.0	0.0
Other products [3]	204.3	6.4	6.2	0.0	0.0	0.0
Total derivative instruments	53,802.1	626.9	637.5	90.4	3.2	0.7
The notional amount, PRV and NRV (trading and hedging) was CHF 53,892.5 billion, CHF 630.1 billion and CHF 638.2 billion, respectively, as of September 30, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 4Q12	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,055.9		2.6	2.5	0.0	0.0	0.0
Swaps	29,155.2		635.6	630.1	62.8	3.9	1.5
Options bought and sold (OTC)	3,739.9		62.4	62.6	0.0	0.0	0.0
Futures	1,145.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	952.0		0.3	0.2	0.0	0.0	0.0
Interest rate products	43,048.4		700.9	695.4	62.8	3.9	1.5
Forwards	2,133.4		21.6	21.3	19.6	0.2	0.1
Swaps	1,336.3		32.2	46.6	0.0	0.0	0.0
Options bought and sold (OTC)	985.3		9.7	10.7	0.0	0.0	0.0
Futures	83.8	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.6		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	4,542.4		63.5	78.6	19.6	0.2	0.1
Forwards	5.5		0.6	0.0	0.0	0.0	0.0
Swaps	211.0		4.6	5.8	0.0	0.0	0.0
Options bought and sold (OTC)	214.9		11.4	11.1	0.0	0.0	0.0
Futures	74.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	338.2		13.7	14.1	0.0	0.0	0.0
Equity/index-related products	844.0		30.3	31.0	0.0	0.0	0.0
Credit derivatives [3]	1,694.4		30.6	29.8	0.0	0.0	0.0
Forwards	31.3		1.1	1.4	0.0	0.0	0.0
Swaps	55.3		3.6	3.1	0.0	0.0	0.0
Options bought and sold (OTC)	54.2		1.6	1.6	0.0	0.0	0.0
Futures	35.6	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	50.4		1.6	1.7	0.0	0.0	0.0
Other products [4]	226.8		7.9	7.8	0.0	0.0	0.0
Total derivative instruments	50,356.0		833.2	842.6	82.4	4.1	1.6
The notional amount, PRV and NRV (trading and hedging) was CHF 50,438.4 billion, CHF 837.3 billion and CHF 844.2 billion, respectively, as of December 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been corrected to reclassify the notional amounts from other products to foreign exchange products.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity, energy and emission products.

Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	3Q13	2Q13	3Q12	9M13	9M12
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	41	249	297	378	733
Foreign exchange products	0	(6)	(1)	(8)	(14)
Total	41	243	296	370	719
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(41)	(253)	(308)	(380)	(770)
Foreign exchange products	0	6	1	8	13
Total	(41)	(247)	(307)	(372)	(757)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	0	(4)	(11)	(2)	(38)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	3Q13	2Q13	3Q12	9M13	9M12
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	18	(25)	8	(2)	8
Foreign exchange products	5	5	8	7	18
Total	23	(20)	16	5	26
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	1	(1)	0	1	0
Foreign exchange products [2]	(1)	(1)	0	(3)	0
Total	0	(2)	0	(2)	0
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [1]	1	0	1	1	1
1 Included in trading revenues.
2 Included in other revenues.

As of the end of 3Q13, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was four years.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 1 million.

Net investment hedges
in	3Q13	2Q13	3Q12	9M13	9M12
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	597	260	(205)	306	(406)
Total	597	260	(205)	306	(406)
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	2	0	0	2	77
Total	2	0	0	2	77
Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	3Q13				4Q12
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties		Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	10.6	1.2	0.3	12.1	15.3		1.4	0.6	17.3
Collateral posted	9.3	1.2	–	10.5	13.4		1.4	–	14.8
Additional collateral required in a one-notch downgrade event	0.5	0.9	0.0	1.4	0.2		0.5	0.0	0.7
Additional collateral required in a two-notch downgrade event	1.9	1.2	0.0	3.1	2.7	[1]	1.5	0.5	4.7
1 Additional collateral required in a two-notch downgrade event has been corrected.

Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 7.2 billion and CHF 6.0 billion as of the end of 3Q13 and 4Q12, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
	3Q13						4Q12
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold		Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(344.5)	323.7		(20.8)	41.6	3.0	(394.6)		373.9		(20.7)	56.0		2.5
Non-investment grade	(124.0)	119.0		(5.0)	10.9	1.2	(135.4)		129.3		(6.1)	11.3		(0.4)
Total single-name instruments	(468.5)	442.7		(25.8)	52.5	4.2	(530.0)	[3]	503.2	[3]	(26.8)	67.3	[3]	2.1	[3]
of which sovereigns	(96.1)	92.6		(3.5)	8.7	(1.2)	(119.4)		117.1		(2.3)	10.3		(0.7)
of which non-sovereigns	(372.4)	350.1		(22.3)	43.8	5.4	(410.6)		386.1		(24.5)	57.0		2.8
Multi-name instruments (CHF billion)
Investment grade [2]	(226.9)	220.1		(6.8)	47.8	1.3	(222.2)		207.1		(15.1)	20.6		(0.7)
Non-investment grade	(90.6)	87.0	[4]	(3.6)	23.2	(0.1)	(62.8)		56.1	[4]	(6.7)	9.8		(1.6)
Total multi-name instruments	(317.5)	307.1		(10.4)	71.0	1.2	(285.0)	[3]	263.2	[3]	(21.8)	30.4	[3]	(2.3)	[3]
of which sovereigns	(12.7)	12.5		(0.2)	1.2	0.0	(13.5)		13.1		(0.4)	0.4		(0.1)
of which non-sovereigns	(304.8)	294.6		(10.2)	69.8	1.2	(271.5)		250.1		(21.4)	30.0		(2.2)
Total instruments (CHF billion)
Investment grade [2]	(571.4)	543.8		(27.6)	89.4	4.3	(616.8)		581.0		(35.8)	76.6		1.8
Non-investment grade	(214.6)	206.0		(8.6)	34.1	1.1	(198.2)		185.4		(12.8)	21.1		(2.0)
Total instruments	(786.0)	749.8		(36.2)	123.5	5.4	(815.0)		766.4		(48.6)	97.7		(0.2)
of which sovereigns	(108.8)	105.1		(3.7)	9.9	(1.2)	(132.9)		130.2		(2.7)	10.7		(0.8)
of which non-sovereigns	(677.2)	644.7		(32.5)	113.6	6.6	(682.1)		636.2		(45.9)	87.0		0.6
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Credit protection instruments have been corrected to reclassify certain single-name instruments to multi-name instruments.
4 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	3Q13	4Q12
Credit derivatives (CHF billion)
Credit protection sold	786.0	815.0
Credit protection purchased	749.8	766.4
Other protection purchased	123.5	97.7
Other instruments [1]	9.7	15.3
Total credit derivatives	1,669.0	1,694.4
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q13 (CHF billion)
Single-name instruments	103.3	322.7	42.5	468.5
Multi-name instruments	17.9	253.6	46.0	317.5
Total instruments	121.2	576.3	88.5	786.0
4Q12 (CHF billion)
Single-name instruments	125.0	326.0	79.0	530.0
Multi-name instruments	42.7	171.0	71.3	285.0
Total instruments	167.7	497.0	150.3	815.0

Note 25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q13 (CHF million)
Credit guarantees and similar instruments	9,737	2,720	12,457	12,210		32	2,623
Performance guarantees and similar instruments	4,263	4,304	8,567	7,713		100	3,219
Securities lending indemnifications	12,302	0	12,302	12,302		0	12,302
Derivatives [2]	14,963	16,942	31,905	31,905		884	–	[3]
Other guarantees	3,700	1,173	4,873	4,858		3	2,460
Total guarantees	44,965	25,139	70,104	68,988		1,019	20,604
4Q12 (CHF million)
Credit guarantees and similar instruments [4]	10,104	2,483	12,587	12,200		53	1,920
Performance guarantees and similar instruments	5,160	4,371	9,531	8,793		139	3,336
Securities lending indemnifications	12,211	0	12,211	12,211		0	12,211
Derivatives [2]	21,197	14,218	35,415	35,415		985	–	[3]
Other guarantees	4,297	1,122	5,419	5,397		3	2,812
Total guarantees	52,969	22,194	75,163	74,016		1,180	20,279
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
4 Prior period has been corrected.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2013 to June 30, 2014 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In 1Q12, the Group entered into the 2011 Partner Asset Facility (PAF2) transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion).

The first loss element is retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.
The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic collateralized debt obligation (CDO) trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Group’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Group for counterparty risk management. As of the end of 3Q13, the carrying value of the PAF2 awards was CHF 607 million. The amount of the PAF2 awards compensation expense for 3Q13 was CHF 51 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 22 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.
The Group purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer was calculated using the same model as for the PAF2 awards. As of the end of 3Q13, the CDS had a positive replacement value of CHF 17 million and was reflected in credit derivatives in the “Fair value of derivative instruments” table in Note 24 – Derivatives and hedging activities. The Group also had a credit support facility with this entity that allowed the Group to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances included: (i) a disruption of the CP market such that the entity could not issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeded certain thresholds and the Group instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider was downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount could be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility was accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. As of the end of 3Q13, the carrying value of the credit support facility included in this table was CHF 2 million Swiss francs. The transaction overall was a four-year transaction, but could be extended to nine years. The Group had the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.
In December 2012, the BCBS published updated regulatory guidance that made the PAF2 transaction as it was structured ineligible for counterparty credit spread hedging under the Basel III framework. As a result of this new guidance, the Group had the right to exercise the regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. In October 2013, the Group exercised the call to terminate the CDS and the credit support layer at par. The mezzanine layer currently remains in place. The Group is in the process of negotiating a new transaction in order for the PAF2 transaction to qualify as a counterparty credit spread hedge under Basel III. If a restructuring is not completed, the Group may terminate the remainder of the transaction.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
With respect to its outstanding repurchase claims balance for GSEs, private investors and non-agency securitizations, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because the Group has limited reliable information about the status of such loans following their sale. With respect to outstanding repurchase claims from private investors and non-agency securitizations, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued due to the Group’s limited history of resolving such repurchase claims.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to September 30, 2013 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 3Q13, 2Q13 and 3Q12, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
January 1, 2004 to September 30, 2013 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	23.2
Non-agency securitizations	133.5	[2]
Total residential mortgage loans sold	164.9
1 Primarily banks.
2
The outstanding balance of residential mortgage loans sold was USD 26.8 billion as of the end of 3Q13. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 3Q13 is attributable to borrower payments of USD 88.2 billion and losses of USD 18.5 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	3Q13						2Q13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions		Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	81	420	1,194		1,695		67	482	1,398	1,947
New claims	12	22	9		43		24	93	149	266
Claims settled through repurchases	0	0	0		0		(1)	0	(2)	(3)	[1]
Other settlements	(18)	(23)	0		(41)	[2]	(5)	(155)	(4)	(164)	[2]
Total claims settled	(18)	(23)	0		(41)		(6)	(155)	(6)	(167)
Claims rescinded	(9)	0	0		(9)		(4)	0	0	(4)
Transfers to/from arbitration and litigation, net [3]	0	0	(1,131)	[4]	(1,131)		0	0	(347)	(347)
Balance at end of period	66	419	72		557		81	420	1,194	1,695

	3Q12
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	71	448	851	1,370
New claims	8	32	501	541
Claims settled through repurchases	(3)	0	0	(3)	[1]
Other settlements	(8)	0	(5)	(13)	[2]
Total claims settled	(11)	0	(5)	(16)
Claims rescinded	(6)	(13)	0	(19)
Transfers to/from arbitration and litigation, net [3]	0	0	(200)	(200)
Balance at end of period	62	467	1,147	1,676
1 Settled at a repurchase price of USD 3 million and USD 4 million in 2Q13 and 3Q12, respectively.
2 Settled at USD 20 million, USD 20 million and USD 10 million in 3Q13, 2Q13 and 3Q12, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 3Q13 include portfolios of claims of approximately USD 0.6 billion for which formal legal proceedings had commenced in prior periods.

Residential mortgage loans sold – outstanding repurchase claims (continued)
	9M13						9M12
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions		Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	464	1,395		1,926		68	432	243	743
New claims	48	137	498		683		44	54	1,278	1,376
Claims settled through repurchases	(4)	0	(2)		(6)	[1]	(6)	0	(5)	(11)	[1]
Other settlements	(26)	(178)	(7)		(211)	[2]	(12)	(1)	(13)	(26)	[2]
Total claims settled	(30)	(178)	(9)		(217)		(18)	(1)	(18)	(37)
Claims rescinded	(19)	(4)	0		(23)		(32)	(18)	0	(50)
Transfers to/from arbitration and litigation, net [3]	0	0	(1,812)	[4]	(1,812)		0	0	(356)	(356)
Balance at end of period	66	419	72		557		62	467	1,147	1,676
1 Settled at a repurchase price of USD 6 million and USD 13 million in 9M13 and 9M12, respectively.
2 Settled at USD 45 million and USD 20 million in 9M13 and 9M12, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 3Q13 include portfolios of claims of approximately USD 0.6 billion for which formal legal proceedings had commenced in prior periods.

Provisions for outstanding repurchase claims
	3Q13		2Q13	3Q12		9M13		9M12
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	98		59	56		55		59
Increase/(decrease) in provisions, net	10		62	11		84		27
Realized losses [2]	(20)	[3]	(23)	(14)	[4]	(51)	[3]	(33)	[4]
Balance at end of period [5]	88		98	53		88		53
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to government-sponsored enterprises and private investors.
4 Primarily related to government-sponsored enterprises and non-agency securitizations.
5 Primarily related to government-sponsored enterprises.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these commitments.

Other commitments
	3Q13						4Q12
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,546	28	5,574	5,498		3,058	6,217	41	6,258	6,061		3,219
Irrevocable loan commitments [2]	26,398	69,796	96,194	91,736		45,867	32,794	67,425	100,219	94,748		32,765
Forward reverse repurchase agreements	38,670	0	38,670	38,670		38,670	45,556	0	45,556	45,556		45,556
Other commitments	786	1,836	2,622	2,622		128	949	1,612	2,561	2,561		131
Total other commitments	71,400	71,660	143,060	138,526		87,723	85,516	69,078	154,594	148,926		81,671
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 84,514 million and CHF 78,887 million of unused credit limits as of the end of 3Q13 and 4Q12, respectively, which are revocable at the Group's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

Note 26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets

Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M13 and 9M12 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	9M13	9M12
Gains and cash flows (CHF million)
CMBS
Net gain [1]	1	39
Proceeds from transfer of assets	4,204	5,410
Cash received on interests that continue to be held	50	44
RMBS
Net gain/(loss) [1]	(7)	3
Proceeds from transfer of assets	20,200	12,859
Purchases of previously transferred financial assets or its underlying collateral	(8)	(15)
Servicing fees	3	3
Cash received on interests that continue to be held	400	393
Other asset-backed financings
Net gain [1]	12	85
Proceeds from transfer of assets	740	558
Purchases of previously transferred financial assets or its underlying collateral [2]	(213)	(177)
Cash received on interests that continue to be held	605	1,065
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q13 and 4Q12, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q13	4Q12
CHF million
CMBS
Principal amount outstanding	37,028	30,050
Total assets of SPE	51,722	45,407
RMBS
Principal amount outstanding	39,854	58,112
Total assets of SPE	43,201	60,469
Other asset-backed financings
Principal amount outstanding	26,071	32,805
Total assets of SPE	26,071	32,805
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	3Q13							4Q12
at time of transfer			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			337				2,482			761				2,219
of which level 2			252				2,389			654				2,090
of which level 3			85				93			107				129
Weighted-average life, in years			7.2				7.7			8.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.4	–	31.0			–	[2]	0.1	–	34.9
Cash flow discount rate (rate per annum), in % [3]	1.6	–	11.6		0.0	–	45.9	0.8	–	10.7		0.1	–	25.7
Expected credit losses (rate per annum), in %	0.0	–	7.5		0.0	–	45.8	0.5	–	9.0		0.0	–	25.1
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q13 and 4Q12.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	3Q13											4Q12
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			947				2,488			251				274				1,929			692
of which non-investment grade			130				372			175				90				342			686
Weighted-average life, in years			5.2				8.7			4.4				4.0				5.2			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	31.4			–				–		0.1	–	27.6			–
Impact on fair value from 10% adverse change			–				(23.8)			–				–				(38.5)			–
Impact on fair value from 20% adverse change			–				(45.1)			–				–				(74.3)			–
Cash flow discount rate (rate per annum), in % [4]	1.4	–	28.9		1.4	–	24.6	0.6	–	21.2		1.1	–	50.2		0.2	–	42.8	0.7	–	51.7
Impact on fair value from 10% adverse change			(15.0)				(60.4)			(6.4)				(14.8)				(62.8)			(1.0)
Impact on fair value from 20% adverse change			(29.5)				(112.9)			(8.6)				(19.9)				(93.5)			(1.8)
Expected credit losses (rate per annum), in %	1.0	–	28.2		0.2	–	24.5	0.1	–	21.2		0.9	–	49.5		0.9	–	42.8	0.3	–	51.4
Impact on fair value from 10% adverse change			(8.6)				(38.1)			(0.4)				(14.4)				(55.9)			(0.8)
Impact on fair value from 20% adverse change			(16.9)				(77.7)			(0.9)				(19.2)				(80.3)			(1.6)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q13 and 4Q12.
> Refer to “Note 28 – Assets pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q13	4Q12
CHF million
CMBS
Other assets	424	467
Liability to SPE, included in Other liabilities	(424)	(467)
Other asset-backed financings
Trading assets	377	1,171
Other assets	5	913
Liability to SPE, included in Other liabilities	(382)	(2,084)

Variable interest entities

As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 21 days and 27 days as of 3Q13 and 4Q12, respectively. As of 3Q13 and 4Q12, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including residential mortgages and advance financing receivables, student loans and auto and equipment loans or leases. As of 3Q13 and 4Q12, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 1.4 years and 2.9 years as of 3Q13 and 4Q12, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q13 and 4Q12.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q13 (CHF million)
Cash and due from banks	968	6	2	168	86	33	1,263
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,848	0	0	0	0	1,848
Trading assets	886	53	35	1,871	593	487	3,925
Investment securities	0	126	0	0	0	0	126
Other investments	0	0	0	0	1,511	538	2,049
Net loans	0	2,562	928	0	664	505	4,659
Premises and equipment	0	0	0	0	459	65	524
Other assets	7,281	1,377	3,241	1	434	1,768	14,102
of which loans held-for-sale	7,240	0	3,057	0	60	0	10,357
Total assets of consolidated VIEs	9,135	5,972	4,206	2,040	3,747	3,396	28,496
Customer deposits	0	0	0	0	0	212	212
Trading liabilities	10	0	0	0	6	79	95
Short-term borrowings	0	4,743	0	4	0	0	4,747
Long-term debt	9,130	20	3,729	323	81	432	13,715
Other liabilities	20	10	45	4	136	818	1,033
Total liabilities of consolidated VIEs	9,160	4,773	3,774	331	223	1,541	19,802
4Q12 (CHF million)
Cash and due from banks	1,534	27	0	125	44	20	1,750
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117
Trading assets	1,064	196	14	1,861	565	997	4,697
Investment securities	0	23	0	0	0	0	23
Other investments	0	0	0	0	1,712	577	2,289
Net loans	0	4,360	859	0	405	429	6,053
Premises and equipment	0	0	0	0	509	72	581
Other assets	7,369	1,637	3,111	4	572	1,843	14,536
of which loans held-for-sale	7,324	0	3,110	0	71	0	10,505
Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,807	3,938	30,046
Customer deposits	0	0	0	0	0	247	247
Trading liabilities	20	0	0	0	4	101	125
Short-term borrowings	0	5,776	0	3	0	3,803	9,582
Long-term debt	9,944	14	3,608	500	38	428	14,532
Other liabilities	45	6	97	7	168	905	1,228
Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	210	5,484	25,714

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
3Q13 (CHF million)
Trading assets	176	4,626	967	620	743	7,132
Net loans	1	483	2,104	3,254	1,009	6,851
Other assets	0	2	36	0	4	42
Total variable interest assets	177	5,111	3,107	3,874	1,756	14,025
Maximum exposure to loss	183	16,225	3,307	6,722	1,950	28,387
Non-consolidated VIE assets	9,459	99,944	54,205	26,724	13,244	203,576
4Q12 (CHF million)
Trading assets	100	3,210	1,143	868	600	5,921
Net loans	8	111	2,148	3,572	1,668	7,507
Other assets	0	17	49	0	4	70
Total variable interest assets	108	3,338	3,340	4,440	2,272	13,498
Maximum exposure to loss	108	14,123	3,575	4,906	3,039	25,751
Non-consolidated VIE assets	5,163	103,990	52,268	22,304	15,491	199,216

Note 27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:

– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.

Concentrations of credit risk

Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on the Group’s concentrations of credit risk.

Fair value measurement

A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	278	0	0		278
Interest-bearing deposits with banks	0	367	0	0		367
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	91,070	218	0		91,288
Debt	287	255	0	0		542
of which corporates	0	220	0	0		220
Equity	22,787	1,311	0	0		24,098
Securities received as collateral	23,074	1,566	0	0		24,640
Debt	48,152	64,928	4,274	0		117,354
of which foreign governments	46,909	6,626	32	0		53,567
of which corporates	15	25,556	2,134	0		27,705
of which RMBS	0	24,246	540	0		24,786
of which CMBS	0	5,958	426	0		6,384
of which CDO	0	2,475	808	0		3,283
Equity	72,504	5,623	478	0		78,605
Derivatives	13,289	607,758	5,873	(590,156)		36,764
of which interest rate products	4,982	487,058	1,549	–		–
of which foreign exchange products	103	60,818	495	–		–
of which equity/index-related products	7,763	27,342	1,661	–		–
of which credit derivatives	0	27,393	1,376	–		–
Other	4,958	3,807	2,934	0		11,699
Trading assets	138,903	682,116	13,559	(590,156)		244,422
Debt	1,496	1,151	22	0		2,669
of which foreign governments	1,090	2	22	0		1,114
of which corporates	0	621	0	0		621
of which CDO	0	529	0	0		529
Equity	2	95	2	0		99
Investment securities	1,498	1,246	24	0		2,768
Private equity	0	0	3,549	0		3,549
of which equity funds	0	0	2,443	0		2,443
Hedge funds	0	237	243	0		480
of which debt funds	0	137	170	0		307
Other equity investments	236	102	2,202	0		2,540
of which private	0	57	2,202	0		2,259
Life finance instruments	0	0	1,614	0		1,614
Other investments	236	339	7,608	0		8,183
Loans	0	11,693	7,330	0		19,023
of which commercial and industrial loans	0	5,898	5,008	0		10,906
of which financial institutions	0	4,451	1,315	0		5,766
Other intangible assets (mortgage servicing rights)	0	0	35	0		35
Other assets	4,996	21,077	6,428	(822)		31,679
of which loans held-for-sale	0	11,291	5,792	0		17,083
Total assets at fair value	168,707	809,752	35,202	(590,978)		422,683
Less other investments - equity at fair value attributable to noncontrolling interests	(211)	(140)	(3,324)	0		(3,675)
Less assets consolidated under ASU 2009-17 [2]	0	(8,660)	(2,632)	0		(11,292)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	168,496	800,952	29,246	(590,978)		407,716
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,820	0	0		1,820
Customer deposits	0	3,599	58	0		3,657
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	78,095	0	0		78,095
Debt	287	255	0	0		542
of which corporates	0	220	0	0		220
Equity	22,787	1,311	0	0		24,098
Obligations to return securities received as collateral	23,074	1,566	0	0		24,640
Debt	23,227	7,440	11	0		30,678
of which foreign governments	23,005	1,036	0	0		24,041
of which corporates	86	5,694	11	0		5,791
Equity	16,451	325	21	0		16,797
Derivatives	12,661	619,596	5,168	(592,550)		44,875
of which interest rate products	5,293	484,186	1,012	–		–
of which foreign exchange products	113	72,103	1,062	–		–
of which equity/index-related products	6,757	30,434	1,515	–		–
of which credit derivatives	0	27,461	1,241	–		–
Trading liabilities	52,339	627,361	5,200	(592,550)		92,350
Short-term borrowings	0	5,869	156	0		6,025
Long-term debt	12	51,976	9,886	0		61,874
of which treasury debt over two years	0	9,236	0	0		9,236
of which structured notes over two years	0	20,515	6,211	0		26,726
of which non-recourse liabilities	12	10,175	2,576	0		12,763
Other liabilities	0	20,564	2,740	(313)		22,991
of which failed sales	0	917	1,060	0		1,977
Total liabilities at fair value	75,425	790,850	18,040	(592,863)		291,452
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	569	0	0		569
Interest-bearing deposits with banks	0	627	0	0		627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Securities received as collateral	29,677	368	0	0		30,045
Debt	55,592	74,391	5,888	0		135,871
of which foreign governments	53,918	11,032	79	0		65,029
of which corporates	1	25,932	3,192	0		29,125
of which RMBS	0	30,392	724	0		31,116
of which CMBS	0	4,335	1,023	0		5,358
of which CDO	0	2,620	447	0		3,067
Equity	66,664	7,746	485	0		74,895
Derivatives	3,428	823,016	6,650	(799,886)		33,208
of which interest rate products	703	698,297	1,859	–		–
of which foreign exchange products	1	62,717	754	–		–
of which equity/index-related products	2,538	25,820	1,920	–		–
of which credit derivatives	0	29,274	1,294	–		–
Other	7,203	2,736	2,486	0		12,425
Trading assets	132,887	907,889	15,509	(799,886)		256,399
Debt	2,066	1,168	169	0		3,403
of which foreign governments	1,583	1	21	0		1,605
of which corporates	0	720	125	0		845
of which CDO	0	447	23	0		470
Equity	4	90	1	0		95
Investment securities	2,070	1,258	170	0		3,498
Private equity	0	0	3,958	0		3,958
of which equity funds	0	0	2,633	0		2,633
Hedge funds	0	470	165	0		635
of which debt funds	0	349	84	0		433
Other equity investments	271	69	2,243	0		2,583
of which private	0	61	2,245	0		2,306
Life finance instruments	0	0	1,818	0		1,818
Other investments	271	539	8,184	0		8,994
Loans	0	13,381	6,619	0		20,000
of which commercial and industrial loans	0	6,191	4,778	0		10,969
of which financial institutions	0	5,934	1,530	0		7,464
Other intangible assets (mortgage servicing rights)	0	0	43	0		43
Other assets	5,439	26,912	5,164	(240)		37,275
of which loans held-for-sale	0	14,899	4,463	0		19,362
Total assets at fair value	170,344	1,065,207	35,689	(800,126)		471,114
Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)
Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	170,104	1,056,339	29,652	(800,126)		455,969
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	3,413	0	0		3,413
Customer deposits	0	4,618	25	0		4,643
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Obligations to return securities received as collateral	29,677	368	0	0		30,045
Debt	25,782	7,014	196	0		32,992
of which foreign governments	25,623	1,476	0	0		27,099
of which corporates	0	5,030	196	0		5,226
Equity	17,912	389	6	0		18,307
Derivatives	3,173	834,228	5,154	(803,038)		39,517
of which interest rate products	628	693,430	1,357	–		–
of which foreign exchange products	1	76,963	1,648	–		–
of which equity/index-related products	2,305	27,684	1,003	–		–
of which credit derivatives	0	28,952	819	–		–
Trading liabilities	46,867	841,631	5,356	(803,038)		90,816
Short-term borrowings	0	4,389	124	0		4,513
Long-term debt	218	55,068	10,098	0		65,384
of which treasury debt over two years	0	10,565	0	0		10,565
of which structured notes over two years	0	22,543	6,189	0		28,732
of which non-recourse liabilities	218	11,006	2,551	0		13,775
Other liabilities	0	24,399	2,848	(376)		26,871
of which failed sales	0	2,523	1,160	0		3,683
Total liabilities at fair value	76,762	1,042,670	18,451	(803,414)		334,469
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 9M13, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivatives as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity as suitable closing prices were unobtainable as of the end of 9M13.

Transfers between level 1 and level 2
	9M13		9M12
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	476	93	204	97
Equity	441	169	195	314
Derivatives	5,012	1	5,065	16
Trading assets	5,929	263	5,464	427
Liabilities (CHF million)
Debt	6	18	87	33
Equity	250	17	100	25
Derivatives	4,244	9	5,843	69
Trading liabilities	4,500	44	6,030	127

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
9M13	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	223	0	0		3	0		0	(8)	218
Debt	5,888	1,011	(1,612)	4,626	(5,838)	0	0	167		98	0		0	(66)	4,274
of which corporates	3,192	527	(511)	1,461	(2,537)	0	0	114		(94)	0		0	(18)	2,134
of which RMBS	724	361	(578)	927	(989)	0	0	8		95	0		0	(8)	540
of which CMBS	1,023	61	(120)	299	(860)	0	0	(1)		29	0		0	(5)	426
of which CDO	447	31	(340)	1,916	(1,319)	0	0	34		68	0		0	(29)	808
Equity	485	261	(195)	226	(348)	0	0	8		46	0		0	(5)	478
Derivatives	6,650	1,147	(1,679)	0	0	1,537	(1,648)	204		(261)	0		0	(77)	5,873
of which interest rate products	1,859	164	(346)	0	0	241	(397)	9		34	0		0	(15)	1,549
of which equity/index-related products	1,920	191	(600)	0	0	142	(383)	147		278	0		0	(34)	1,661
of which credit derivatives	1,294	788	(542)	0	0	605	(389)	48		(417)	0		0	(11)	1,376
Other	2,486	215	(380)	2,949	(2,253)	0	(65)	7		25	0		0	(50)	2,934
Trading assets	15,509	2,634	(3,866)	7,801	(8,439)	1,537	(1,713)	386		(92)	0		0	(198)	13,559
Investment securities	170	0	(240)	166	(59)	0	0	0		1	0		0	(14)	24
Equity	6,366	115	(38)	938	(1,858)	0	0	0		3	0		525	(57)	5,994
Life finance instruments	1,818	0	0	139	(269)	0	0	0		(59)	0		0	(15)	1,614
Other investments	8,184	115	(38)	1,077	(2,127)	0	0	0		(56)	0		525	(72)	7,608
Loans	6,619	166	(1,573)	720	(1,383)	4,951	(1,831)	0		(163)	0		0	(176)	7,330
of which commercial and industrial loans	4,778	155	(307)	709	(1,076)	2,299	(1,265)	0		(187)	0		0	(98)	5,008
of which financial institutions	1,530	11	(4)	9	(119)	432	(462)	0		(71)	0		0	(11)	1,315
Other intangible assets	43	0	0	1	0	0	0	0		0	0		(10)	1	35
Other assets	5,164	2,868	(2,294)	3,859	(3,225)	872	(896)	10		188	0		0	(118)	6,428
of which loans held-for-sale [2]	4,463	2,853	(2,212)	3,621	(3,037)	872	(896)	9		231	0		0	(112)	5,792
Total assets at fair value	35,689	5,783	(8,011)	13,624	(15,233)	7,583	(4,440)	396		(119)	0		515	(585)	35,202
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	52	0	0		(16)	0		0	(3)	58
Trading liabilities	5,356	1,287	(1,346)	61	(187)	1,122	(1,643)	230		388	0		0	(68)	5,200
of which interest rate derivatives	1,357	58	(135)	0	0	92	(150)	10		(211)	0		0	(9)	1,012
of which foreign exchange derivatives	1,648	13	(20)	0	0	15	(631)	(4)		44	0		0	(3)	1,062
of which equity/index-related derivatives	1,003	308	(574)	0	0	459	(379)	186		553	0		0	(41)	1,515
of which credit derivatives	819	854	(502)	0	0	458	(370)	46		(51)	0		0	(13)	1,241
Short-term borrowings	124	40	(84)	0	0	222	(137)	0		(5)	0		0	(4)	156
Long-term debt	10,098	2,116	(1,773)	0	0	3,613	(4,352)	33		260	(1)		(2)	(106)	9,886
of which structured notes over two years	6,189	411	(1,067)	0	0	2,561	(1,702)	(2)		(79)	(1)		(2)	(97)	6,211
of which non-recourse liabilities	2,551	1,672	(311)	0	0	532	(2,036)	20		138	0		0	10	2,576
Other liabilities	2,848	214	(136)	73	(342)	1	(78)	(15)		30	26		163	(44)	2,740
of which failed sales	1,160	178	(83)	44	(272)	0	0	0		39	0		0	(6)	1,060
Total liabilities at fair value	18,451	3,657	(3,339)	134	(529)	5,010	(6,210)	248		657	25		161	(225)	18,040
Net assets/(liabilities) at fair value	17,238	2,126	(4,672)	13,490	(14,704)	2,573	1,770	148		(776)	(25)		354	(360)	17,162
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 141 million primarily related to subprime exposures in the RMBS and CMBS businesses and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
9M12	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	0	0		(21)	0		0	(1)	1,182
Securities received as collateral	193	0	(193)	0	0	0	0	0		0	0		0	0	0
Debt	10,028	1,747	(4,860)	4,866	(7,161)	0	0	79		75	0		0	(10)	4,764
of which corporates	5,076	721	(3,582)	3,620	(4,136)	0	0	77		174	0		0	(10)	1,940
of which RMBS	1,786	698	(845)	567	(1,551)	0	0	(2)		59	0		0	(1)	711
of which CMBS	1,517	137	(250)	223	(260)	0	0	(4)		(218)	0		0	(1)	1,144
of which CDO	727	137	(105)	369	(727)	0	0	(1)		40	0		0	1	441
Equity	467	402	(42)	254	(451)	0	0	17		(84)	0		0	1	564
Derivatives	9,587	1,026	(1,686)	0	0	882	(2,386)	27		66	0		0	(1)	7,515
of which interest rate products	2,547	99	(311)	0	0	252	(590)	17		233	0		0	2	2,249
of which equity/index-related products	2,732	413	(779)	0	0	299	(680)	(40)		(28)	0		0	(5)	1,912
of which credit derivatives	2,171	497	(497)	0	0	163	(680)	44		(109)	0		0	(2)	1,587
Other	2,196	151	(305)	1,836	(1,670)	0	0	(1)		10	0		0	(4)	2,213
Trading assets	22,278	3,326	(6,893)	6,956	(9,282)	882	(2,386)	122		67	0		0	(14)	15,056
Investment securities	102	0	0	0	(13)	0	0	0		1	0		0	0	90
Equity	7,076	4	(48)	539	(976)	0	0	0		(2)	0		473	(21)	7,045
Life finance instruments	1,969	0	0	87	(225)	0	0	0		70	0		0	(1)	1,900
Other investments	9,045	4	(48)	626	(1,201)	0	0	0		68	0		473	(22)	8,945
Loans	6,842	557	(385)	419	(992)	2,529	(2,123)	4		(194)	0		0	(5)	6,652
of which commercial and industrial loans	4,559	439	(129)	180	(511)	1,563	(1,721)	3		(79)	0		0	(5)	4,299
of which financial institutions	2,179	87	(254)	232	(448)	758	(382)	0		(146)	0		0	(1)	2,025
Other intangible assets	70	0	0	10	(2)	0	0	0		0	0		(13)	0	65
Other assets	7,469	1,690	(2,461)	2,198	(2,439)	229	(1,353)	126		486	0		0	(47)	5,898
of which loans held-for-sale	6,901	1,668	(2,460)	2,091	(2,285)	229	(1,353)	125		381	0		0	(33)	5,264
Total assets at fair value	47,203	5,577	(9,980)	10,209	(13,929)	3,640	(5,862)	252		407	0		460	(89)	37,888
Liabilities (CHF million)
Obligation to return securities received as collateral	193	0	(193)	0	0	0	0	0		0	0		0	0	0
Trading liabilities	7,343	780	(1,366)	76	(340)	604	(2,004)	117		459	0		0	0	5,669
of which interest rate derivatives	1,588	90	(457)	0	0	94	(109)	38		207	0		0	2	1,453
of which foreign exchange derivatives	2,836	3	(180)	0	0	0	(806)	24		79	0		0	0	1,956
of which equity/index-related derivatives	1,022	58	(223)	0	0	342	(267)	(10)		62	0		0	(3)	981
of which credit derivatives	1,520	580	(489)	0	(1)	57	(743)	76		(74)	0		0	0	926
Short-term borrowings	236	6	(59)	0	0	180	(243)	(6)		7	0		0	0	121
Long-term debt	12,715	2,183	(2,858)	0	0	2,393	(4,724)	199		556	0		1	(4)	10,461
of which structured notes over two years	7,576	712	(1,248)	0	0	1,342	(2,249)	67		258	0		1	2	6,461
of which non-recourse liabilities	3,585	1,359	(1,476)	0	0	742	(1,881)	126		190	0		0	(3)	2,642
Other liabilities	3,891	178	(325)	280	(928)	3	(339)	(9)		89	0		198	(9)	3,029
of which failed sales	1,909	95	(48)	269	(886)	0	(134)	0		166	0		0	(1)	1,370
Total liabilities at fair value	24,378	3,147	(4,801)	356	(1,268)	3,180	(7,310)	301		1,111	0		199	(13)	19,280
Net assets/(liabilities) at fair value	22,825	2,430	(5,179)	9,853	(12,661)	460	1,448	(49)		(704)	0		261	(76)	18,608
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	9M13				9M12
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(628)	329	(299)	[1]	(753)	261	(492)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,262)	250	(2,012)		(605)	291	(314)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 9M13 were CHF 5,783 million, primarily from loans held-for-sale and trading assets. The transfers were primarily in the corporate credit, private equity and prime services businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M13 were CHF 8,011 million, primarily in trading assets, loans held-for-sale and loans. The transfers out of level 3 assets were primarily in the Brazil trading, private equity, corporate credit, prime services, rates and equity derivatives businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 3Q13 were CHF 2,403 million, primarily from loans held-for-sale and trading assets. The transfers were primarily in the corporate credit and prime services businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q13 were CHF 2,498 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit and equity derivatives businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instrument. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate and capitalization rate.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, volatility skew, prepayment rate, credit spread, basis spread and mean reversion.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew, buyback probability and gap risk.
Generally, the interrelationship between the volatility and correlation is positively correlated.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. As of September 30, 2013, the fair value of investments valued at an amount other than NAV where it is probable they will be sold was CHF 292 million. The remaining actions to complete the sales include steps that are usual and customary for sales of such investments in the secondary market. Substantial increases (decreases) in the NAV for private equity and hedge funds would result in a higher (lower) fair value.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spread, contingent probability and EBITDA multiple. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility and price.
Generally, the interrelationships between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.

Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of basis spread, buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, recovery rate, price, skew, volatility, volatility skew, contingent probability and market implied life expectancy (for life settlement and premium finance instruments), in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets instruments with a significant unobservable input of capitalization rate, gap risk, default rate, discount rate, loss severity, prepayment rate and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would decrease the fair value.

Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 3Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Debt	4,274
of which corporates	2,134
of which	130	Option model	Correlation, in %		(83)	96	13
			Buyback probability, in %	[2]	50	100	62
of which	751	Market comparable	Price, in %		0	136	94
of which	621	Discounted cash flow	Credit spread, in bp		29	690	374
of which RMBS	540	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	45	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	42
of which CMBS	426	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	34	10
			Prepayment rate, in %		0	15	8
			Default rate, in %		0	17	1
			Loss severity, in %		0	35	3
of which CDO	808
of which	134	Vendor price	Price, in %		0	133	102
of which	222	Discounted cash flow	Discount rate, in %		3	24	8
			Prepayment rate, in %		0	30	6
			Default rate, in %		0	15	2
			Loss severity, in %		0	100	75
of which	360	Market comparable	Price, in %		84	100	97
1
Cash instruments are generally presented on a weighted average basis while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q13	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	478
of which	238	Market comparable		EBITDA multiple		3		12		7
of which	39	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,873
of which interest rate products	1,549	Option model		Correlation, in %		15		100		75
				Prepayment rate, in %		2		45		28
				Volatility, in %		2		31		6
				Volatility skew, in %		(8)		4		(1)
				Credit spread, in bp		79		513		189
of which equity/index-related products	1,661	Option model		Correlation, in %		(83)		96		13
				Volatility, in %		0		175		28
of which credit derivatives	1,376	Discounted cash flow		Credit spread, in bp		2		9,052		172
				Recovery rate, in %		0		80		0
				Discount rate, in %		3		26		12
				Default rate, in %		0		13		5
				Loss severity, in %		0		86		52
				Correlation, in %		30		97		82
				Prepayment rate, in %		0		9		3
Other	2,934
of which	2,214	Market comparable		Price, in %		0		105		34
of which	532	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	13,559
Investment securities	24	–		–		–		–		–
Private equity	3,549	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	243	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	2,202
of which private	2,202
of which	638	Discounted cash flow		Credit spread, in bp		929		2,792		1,239
				Contingent probability, in %		59		59		59
of which	1,093	Market comparable		EBITDA multiple		2		11		9
Life finance instruments	1,614	Discounted cash flow		Market implied life expectancy, in years		1		22		9
Other investments	7,608
Loans	7,330
of which commercial and industrial loans	5,008
of which	4,505	Discounted cash flow		Credit spread, in bp		14		3,659		541
of which	398	Market comparable		Price, in %		0		100		65
of which financial institutions	1,315	Discounted cash flow		Credit spread, in bp		108		628		302
Other intangible assets (mortgage servicing rights)	35	–		–		–		–		–
Other assets	6,428
of which loans held-for-sale	5,792
of which	2,265	Vendor price		Price, in %		0		133		104
of which	1,064	Discounted cash flow		Credit spread, in bp		110		1,357		570
of which	1,613	Market comparable		Price, in %		0		103		71
Total level 3 assets at fair value	35,202
1
Cash instruments are generally presented on a weighted average basis while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Debt	5,888
of which corporates	3,192
of which	754	Option model	Correlation, in %		(87)	97
			Buyback probability, in %	[1]	50	100
of which	797	Market comparable	Price, in %		0	146
of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439
of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50
			Prepayment rate, in %		0	55
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12
			Internal rate of return, in %		9	15
			Discount rate, in %		2	35
			Prepayment rate, in %		0	10
			Default rate, in %		0	40
			Loss severity, in %		0	90
of which CDO	447
of which	193	Vendor price	Price, in %		0	102
of which	123	Discounted cash flow	Discount rate, in %		2	35
			Prepayment rate, in %		0	40
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which	78	Market comparable	Price, in %		80	93
1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q12	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value
CHF million, except where indicated
Equity	485
of which	237	Market comparable		EBITDA multiple		3		12
of which	26	Discounted cash flow		Capitalization rate, in %		7		7
Derivatives	6,650
of which interest rate products	1,859	Option model		Correlation, in %		17		100
				Prepayment rate, in %		2		45
				Volatility, in %		(5)		31
				Credit spread, in bp		34		157
of which equity/index-related products	1,920	Option model		Correlation, in %		(87)		97
				Volatility, in %		2		157
of which credit derivatives	1,294	Discounted cash flow		Credit spread, in bp		1		5,843
				Recovery rate, in %		0		75
				Discount rate, in %		2		35
				Default rate, in %		0		25
				Loss severity, in %		0		100
				Correlation, in %		30		97
				Prepayment rate, in %		0		40
Other	2,486
of which	1,891	Market comparable		Price, in %		0		103
of which	564	Discounted cash flow		Life expectancy, in years		4		20
Trading assets	15,509
Investment securities	170	–		–		–		–
Private equity	3,958	–	[1]	–	[1]	–	[1]	–	[1]
Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]
Other equity investments	2,243
of which private	2,245
of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049
				Contingent probability, in %		50		50
of which	903	Market comparable		EBITDA multiple		2		13
Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23
Other investments	8,184
Loans	6,619
of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763
of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888
Other intangible assets (mortgage servicing rights)	43	–		–		–		–
Other assets	5,164
of which loans held-for-sale	4,463
of which	2,031	Vendor price		Price, in %		0		103
of which	328	Discounted cash flow		Credit spread, in bp		20		1,458
of which	2,009	Market comparable		Price, in %		0		115
Total level 3 assets at fair value	35,689
1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 3Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	58	–	–		–	–	–
Trading liabilities	5,200
of which interest rate derivatives	1,012	Option model	Basis spread, in bp		(16)	203	101
			Correlation, in %		(30)	99	63
			Mean reversion, in %	[2]	5	10	7
			Prepayment rate, in %		5	45	32
of which foreign exchange derivatives	1,062	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,515	Option model	Correlation, in %		(83)	96	13
			Skew, in %		55	129	108
			Volatility, in %		0	175	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which credit derivatives	1,241	Discounted cash flow	Credit spread, in bp		1	9,052	282
			Discount rate, in %		2	23	10
			Default rate, in %		0	13	5
			Recovery rate, in %		20	80	66
			Loss severity, in %		0	100	58
			Correlation, in %		65	98	90
			Prepayment rate, in %		0	25	2
Short-term borrowings	156	–	–		–	–	–
Long-term debt	9,886
of which structured notes over two years	6,211	Option model	Correlation, in %		(83)	99	15
			Volatility, in %		0	175	29
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,576
of which	2,437	Vendor price	Price, in %		0	133	102
of which	81	Market comparable	Price, in %		0	87	3
Other liabilities	2,740
of which failed sales	1,060
of which	567	Market comparable	Price, in %		0	99	78
of which	227	Discounted cash flow	Credit spread, in bp		918	1,391	1,181
			Recovery rate, in %		10	10	10
Total level 3 liabilities at fair value	18,040
1
Cash instruments are generally presented on a weighted average basis while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Customer deposits	25	–	–		–	–
Trading liabilities	5,356
of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54
			Correlation, in %		17	100
			Mean reversion, in %	[1]	(33)	5
			Prepayment rate, in %		4	45
of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70
			Prepayment rate, in %		4	22
of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97
			Skew, in %		56	128
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	4
of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843
			Discount rate, in %		2	35
			Default rate, in %		0	25
			Recovery rate, in %		0	77
			Loss severity, in %		0	100
			Correlation, in %		0	47
			Prepayment rate, in %		0	40
Short-term borrowings	124	–	–		–	–
Long-term debt	10,098
of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	12
of which non-recourse liabilities	2,551
of which	2,255	Vendor price	Price, in %		0	103
of which	230	Market comparable	Price, in %		0	87
Other liabilities	2,848
of which failed sales	1,160
of which	646	Market comparable	Price, in %		0	100
of which	290	Discounted cash flow	Credit spread, in bp		0	1,532
Total level 3 liabilities at fair value	18,451
1 Management's best estimate of the speed at which interest rates will revert to the long-term average.
2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates collateral with a greater risk of default.

Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.

Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.

Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
	3Q13							4Q12
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	1		17		18	0		127		38		165	0
Equity funds	52		3,125	[1]	3,177	0		52		3,810	[2]	3,862	0
Equity funds sold short	0		(71)		(71)	0		0		(111)		(111)	0
Total funds held in trading assets and liabilities	53		3,071		3,124	0		179		3,737		3,916	0
Debt funds	170		137		307	6		69		364		433	157
Equity funds	3		20		23	0		3		43		46	0
Others	0		150		150	32		3		153		156	46
Hedge funds	173		307	[3]	480	38		75		560	[4]	635	203
Debt funds	66		0		66	2		97		0		97	17
Equity funds	2,443		0		2,443	520		2,633		0		2,633	724
Real estate funds	366		0		366	122		382		0		382	131
Others	674		0		674	190		846		0		846	198
Private equities	3,549		0		3,549	834		3,958		0		3,958	1,070
Equity method investments	347		0		347	0		385		0		385	0
Total funds held in other investments	4,069		307		4,376	872		4,418		560		4,978	1,273
Total fair value	4,122	[5]	3,378	[6]	7,500	872	[7]	4,597	[5]	4,297	[6]	8,894	1,273	[7]
1
52 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 16 % is redeemable on a monthly basis with a notice period primarily of less than 30 days and 13 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
57 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 17 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 13 % is redeemable on a monthly basis with a notice period primarily of less than 30 days and 13 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
42 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 32 % is redeemable on demand with a notice period primarily of less than 30 days and 24 % is redeemable on an annual basis with a notice period of more than 60 days .

4
66 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 19 % is redeemable on demand with a notice period primarily of less than 30 days and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 1,952 million and CHF 1,958 million attributable to noncontrolling interests in 3Q13 and 4Q12, respectively.
6 Includes CHF 108 million and CHF 107 million attributable to noncontrolling interests in 3Q13 and 4Q12, respectively.
7 Includes CHF 438 million and CHF 418 million attributable to noncontrolling interests in 3Q13 and 4Q12, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	3Q13	4Q12
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.4	0.5
of which level 3	0.4	0.5

Fair value option

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	3Q13			4Q12
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,230	3,639	(2,409)	920	3,810	(2,890)
Financial instruments (CHF million)
Interest-bearing deposits with banks	367	362	5	627	615	12
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	91,288	90,949	339	113,664	113,196	468
Loans	19,023	19,781	(758)	20,000	20,278	(278)
Other assets [1]	19,505	24,977	(5,472)	22,060	29,787	(7,727)
Due to banks and customer deposits	(775)	(769)	(6)	(531)	(493)	(38)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(78,095)	(78,036)	(59)	(108,784)	(108,701)	(83)
Short-term borrowings	(6,025)	(5,891)	(134)	(4,513)	(4,339)	(174)
Long-term debt	(61,874)	(61,309)	(565)	(65,384)	(66,998)	1,614
Other liabilities	(1,976)	(3,453)	1,477	(3,683)	(6,186)	2,503
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	9M13		9M12
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Cash and due from banks	0		(13)	[2]
of which related to credit risk	0		(13)
Interest-bearing deposits with banks	7	[1]	0
of which related to credit risk	(2)		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	884	[1]	913	[1]
Other trading assets	0		10	[2]
Other investments	(11)	[2]	88	[2]
of which related to credit risk	6		21
Loans	917	[1]	480	[1]
of which related to credit risk	(62)		313
Other assets	1,551	[1]	1,897	[1]
of which related to credit risk	336		301
Due to banks and customer deposits	(2)	[1]	(15)	[2]
of which related to credit risk	(1)		17
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(77)	[1]	(59)	[1]
Short-term borrowings	(206)	[2]	(448)	[2]
Long-term debt	(1,351)	[1]	(5,775)	[2]
of which related to credit risk [3]	(147)		(2,279)
Other liabilities	172	[4]	706	[2]
of which related to credit risk	75		715
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (88) million and CHF (48) million in 9M13, respectively, and CHF (1,466) million and CHF (813) million in 9M12, respectively.

4 Primarily recognized in other revenues.

Disclosures about the fair value of financial instruments not carried at fair value in the consolidated balance sheet

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q13 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	70,587	0	70,048	543	70,591
Loans	222,483	0	224,155	3,983	228,138
Other financial assets [1]	147,865	72,047	74,459	1,755	148,261
Financial liabilities
Due to banks and deposits	350,247	211,826	138,311	10	350,147
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	16,098	0	16,099	0	16,099
Short-term borrowings	14,070	0	14,075	0	14,075
Long-term debt	66,948	0	62,957	4,446	67,403
Other financial liabilities [2]	101,392	0	100,261	1,044	101,305
4Q12 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	69,791	0	69,764	27	69,791
Loans	218,281	0	221,030	4,482	225,512
Other financial assets [1]	132,147	63,900	66,798	1,772	132,470
Financial liabilities
Due to banks and deposits	331,270	200,838	130,313	9	331,160
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939
Short-term borrowings	14,128	0	14,131	0	14,131
Long-term debt	82,750	0	79,846	4,546	84,392
Other financial liabilities [2]	89,361	0	88,121	1,171	89,292
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.

Assets pledged
end of	3Q13	4Q12
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	149,997	151,419
of which encumbered	96,354	90,745

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Collateral
end of	3Q13	4Q12
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	378,239	402,793
of which sold or repledged	281,163	292,514

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 and updated in subsequent quarterly reports (including below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues litigation provisions (including estimated fees and expenses of external lawyers and other service providers) and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings, the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 37 referenced above and updated in quarterly reports and below for which the Group believes an estimate is possible is zero to CHF 2.2 billion.
In 3Q13, the Group recorded net litigation provisions of CHF 180 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Class actions
On May 17, 2013, the parties in In re IndyMac Mortgage-Backed Securities Litigation agreed to a stipulation adding 36 additional offerings to the action, which is subject to court approval. The 36 additional offerings were among the RMBS offerings that were the subject of certain of the motions to intervene brought by investors and of plaintiffs’ motion for reconsideration of the courts’ earlier decision on defendants’ motion to dismiss. With the additional offerings, the claims against Credit Suisse Securities (USA) LLC (CSS LLC) and numerous other underwriters and individual defendants relate to approximately USD 26 billion of IndyMac RMBS offerings. CSS LLC served as an underwriter with respect to approximately 34.2% of the IndyMac RMBS at issue or approximately USD 8.9 billion. In the other IndyMac-related class action, Tsereteli v. Residential Asset Securitization Trust 2006-A8, CSS LLC has reached a settlement in the amount of USD 11 million, which is subject to court approval.

Individual investor actions
On August 6, 2013, the US District Court for the District of New Jersey dismissed without prejudice certain claims in the action against CSS LLC and its affiliates brought by The Prudential Insurance Company of America and affiliated entities, reducing the RMBS at issue for CSS LLC and its affiliates from approximately USD 466 million to approximately USD 461 million. Following the dismissal of an earlier action with leave to replead, on September 9, 2013, Phoenix Light SF Ltd. and affiliated entities filed an action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and certain of its affiliates as the only defendants in the action, in which claims against CSS LLC and its affiliates relate to approximately USD 362 million of RMBS. On September 20, 2013, the Federal Home Loan Bank of Boston filed a notice of dismissal with prejudice to discontinue certain claims against CSS LLC and its affiliates and certain other banks, reducing the RMBS at issue for CSS LLC and its affiliates by USD 50 million. On September 23, 2013, the National Credit Union Administration Board, as liquidating agent of the Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union, filed an action against CSS LLC and one of its affiliates in the SDNY, in which claims against CSS LLC and its affiliate relate to approximately USD 229 million of RMBS. In reaction to a dismissal with leave to replead of a similar action brought by Phoenix Light SF Ltd. that would have been applied to the action previously brought by Royal Park Investments SA/NV, on September 25, 2013, Royal Park Investments SA/NV filed a complaint in the SCNY against CSS LLC and certain of its affiliates as the only defendants in the action, in which claims against CSS LLC and its affiliates relate to approximately USD 360 million of RMBS.

Monoline insurer disputes
On October 16, 2013, Assured Guaranty Corp. and its affiliate (Assured) filed an amended complaint against CSS LLC and its affiliates related to financial guaranty insurance policies issued by Assured guaranteeing payment of principal and interest on RMBS issued in offerings sponsored by Credit Suisse. In addition to existing claims made by Assured, the amended complaint alleges the Credit Suisse defendants fraudulently induced Assured to issue its insurance policies on the RMBS.

Repurchase litigations
On July 31, 2013, Home Equity Asset Trust 2007-2 filed an action against DLJ Mortgage Capital, Inc. (DLJ) in the SCNY, alleging that DLJ breached representations and warranties in respect of certain mortgage loans and failed to repurchase such mortgage loans as required under the applicable agreements. The plaintiff alleges damages of not less than USD 495 million. On July 31, 2013, CSMC Asset-Backed Trust 2007-NC1 filed an action against DLJ in the SCNY, alleging that DLJ breached representations and warranties in respect of certain mortgage loans and failed to repurchase such mortgage loans as required under the applicable agreements. No damages amount is alleged. On August 28, 2013, Home Equity Asset Trust 2007-3 filed an amended complaint against DLJ in the SCNY, alleging damages of not less than USD 206 million.

Bank loan litigation
The Bank and other affiliates were named as defendants in January 2010 in a putative class action lawsuit filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided for all four developments. Plaintiffs’ complaint demanded USD 24 billion in damages, on claims including Racketeer Influenced and Corrupt Organizations (RICO), fraud, negligent misrepresentation, breach of fiduciary duty, tortious interference and conspiracy, among others. A number of these claims were dismissed or narrowed through subsequent motion practice, and on September 24, 2013, the court ruled that the plaintiffs’ lawsuit claiming USD 24 billion in damages cannot proceed as a class action.

NCFE-related litigation
On October 23, 2013, the US Court of Appeals for the Sixth Circuit affirmed the US District Court for the Southern District of Ohio’s decision which granted CSS LLC’s summary judgment motion to dismiss all the claims brought by the investor in approximately USD 12 million of National Century Financial Enterprises, Inc. preferred stock.

Note 30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 3Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,543	2,769		4,312	15		119		4,446
Interest expense	(889)	(1,618)		(2,507)	(14)		(1)		(2,522)
Net interest income	654	1,151		1,805	1		118		1,924
Commissions and fees	810	2,170		2,980	(1)		51		3,030
Trading revenues	(218)	502		284	0		(12)		272
Other revenues	393	74		467	439	[2]	(439)		467
Net revenues	1,639	3,897		5,536	439		(282)		5,693
Provision for credit losses	0	21		21	0		20		41
Compensation and benefits	752	1,817		2,569	15		(41)		2,543
General and administrative expenses	514	1,275		1,789	(30)		18		1,777
Commission expenses	57	365		422	0		3		425
Total other operating expenses	571	1,640		2,211	(30)		21		2,202
Total operating expenses	1,323	3,457		4,780	(15)		(20)		4,745
Income/(loss) from continuing operations before taxes	316	419		735	454		(282)		907
Income tax expense/(benefit)	26	308		334	0		31		365
Income/(loss) from continuing operations	290	111		401	454		(313)		542
Income from discontinued operations, net of tax	64	86		150	0		0		150
Net income/(loss)	354	197		551	454		(313)		692
Net income/(loss) attributable to noncontrolling interests	228	79		307	0		(69)		238
Net income/(loss) attributable to shareholders	126	118		244	454		(244)		454
of which from continuing operations	62	32		94	454		(244)		304
of which from discontinued operations	64	86		150	0		0		150
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 3Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	354	197		551	454	(313)		692
Gains/(losses) on cash flow hedges	0	14		14	6	0		20
Foreign currency translation	(992)	(212)		(1,204)	0	0		(1,204)
Unrealized gains/(losses) on securities	0	(1)		(1)	0	1		0
Actuarial gains/(losses)	4	3		7	0	50		57
Net prior service credit/(cost)	0	0		0	0	(22)		(22)
Other comprehensive income/(loss), net of tax	(988)	(196)		(1,184)	6	29		(1,149)
Comprehensive income/(loss)	(634)	1		(633)	460	(284)		(457)
Comprehensive income/(loss) attributable to noncontrolling interests	63	(95)		(32)	0	99		67
Comprehensive income/(loss) attributable to shareholders	(697)	96		(601)	460	(383)		(524)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 3Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,797	2,988		4,785	16		122		4,923
Interest expense	(1,073)	(2,069)		(3,142)	(16)		(53)		(3,211)
Net interest income	724	919		1,643	0		69		1,712
Commissions and fees	1,029	2,133		3,162	(18)		12		3,156
Trading revenues	1,180	(1,156)		24	1		(28)		(3)
Other revenues	287	602		889	260	[2]	(238)		911
Net revenues	3,220	2,498		5,718	243		(185)		5,776
Provision for credit losses	0	19		19	0		22		41
Compensation and benefits	873	2,132		3,005	16		34		3,055
General and administrative expenses	532	1,309		1,841	(24)		40		1,857
Commission expenses	64	347		411	0		3		414
Total other operating expenses	596	1,656		2,252	(24)		43		2,271
Total operating expenses	1,469	3,788		5,257	(8)		77		5,326
Income/(loss) from continuing operations before taxes	1,751	(1,309)		442	251		(284)		409
Income tax expense	700	(606)		94	(3)		3		94
Income/(loss) from continuing operations	1,051	(703)		348	254		(287)		315
Income from discontinued operations, net of tax	3	1		4	0		0		4
Net income/(loss)	1,054	(702)		352	254		(287)		319
Net income/(loss) attributable to noncontrolling interests	52	(735)		(683)	0		748		65
Net income/(loss) attributable to shareholders	1,002	33		1,035	254		(1,035)		254
of which from continuing operations	999	32		1,031	254		(1,035)		250
of which from discontinued operations	3	1		4	0		0		4
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 3Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,054	(702)		352	254	(287)		319
Gains/(losses) on cash flow hedges	0	6		6	8	1		15
Foreign currency translation	(157)	(71)		(228)	1	1		(226)
Unrealized gains/(losses) on securities	0	(154)		(154)	0	7		(147)
Actuarial gains/(losses)	16	5		21	0	42		63
Net prior service credit/(cost)	0	(1)		(1)	0	(15)		(16)
Other comprehensive income/(loss), net of tax	(141)	(215)		(356)	9	36		(311)
Comprehensive income/(loss)	913	(917)		(4)	263	(251)		8
Comprehensive income/(loss) attributable to noncontrolling interests	34	(761)		(727)	0	767		40
Comprehensive income/(loss) attributable to shareholders	879	(156)		723	263	(1,018)		(32)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 9M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,945	10,139		15,084	42		363		15,489
Interest expense	(2,916)	(6,085)		(9,001)	(37)		(79)		(9,117)
Net interest income	2,029	4,054		6,083	5		284		6,372
Commissions and fees	2,773	6,933		9,706	2		147		9,855
Trading revenues	(677)	3,125		2,448	0		(4)		2,444
Other revenues	883	244		1,127	2,753	[2]	(2,776)		1,104
Net revenues	5,008	14,356		19,364	2,760		(2,349)		19,775
Provision for credit losses	2	56		58	0		56		114
Compensation and benefits	2,528	5,912		8,440	47		1		8,488
General and administrative expenses	1,513	3,939		5,452	(104)		53		5,401
Commission expenses	176	1,174		1,350	0		9		1,359
Total other operating expenses	1,689	5,113		6,802	(104)		62		6,760
Total operating expenses	4,217	11,025		15,242	(57)		63		15,248
Income/(loss) from continuing operations before taxes	789	3,275		4,064	2,817		(2,468)		4,413
Income tax expense	92	1,166		1,258	15		62		1,335
Income/(loss) from continuing operations	697	2,109		2,806	2,802		(2,530)		3,078
Income from discontinued operations, net of tax	70	89		159	0		0		159
Net income/(loss)	767	2,198		2,965	2,802		(2,530)		3,237
Net income/(loss) attributable to noncontrolling interests	395	447		842	0		(407)		435
Net income/(loss) attributable to shareholders	372	1,751		2,123	2,802		(2,123)		2,802
of which from continuing operations	302	1,662		1,964	2,802		(2,123)		2,643
of which from discontinued operations	70	89		159	0		0		159
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 9M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	767	2,198		2,965	2,802	(2,530)		3,237
Gains/(losses) on cash flow hedges	0	(3)		(3)	10	0		7
Foreign currency translation	(268)	(168)		(436)	0	(7)		(443)
Unrealized gains/(losses) on securities	0	(11)		(11)	0	(10)		(21)
Actuarial gains/(losses)	24	11		35	0	173		208
Net prior service cost	0	0		0	0	(80)		(80)
Other comprehensive income/(loss), net of tax	(244)	(171)		(415)	10	76		(329)
Comprehensive income/(loss)	523	2,027		2,550	2,812	(2,454)		2,908
Comprehensive income/(loss) attributable to noncontrolling interests	349	384		733	0	(351)		382
Comprehensive income/(loss) attributable to shareholders	174	1,643		1,817	2,812	(2,103)		2,526
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 9M12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,634	11,212		16,846	68		348		17,262
Interest expense	(3,282)	(8,645)		(11,927)	(66)		(59)		(12,052)
Net interest income	2,352	2,567		4,919	2		289		5,210
Commissions and fees	2,830	6,377		9,207	(13)		127		9,321
Trading revenues	1,423	43		1,466	1		(124)		1,343
Other revenues	699	1,352		2,051	1,077	[2]	(1,040)		2,088
Net revenues	7,304	10,339		17,643	1,067		(748)		17,962
Provision for credit losses	(4)	55		51	0		49		100
Compensation and benefits	2,811	6,820		9,631	51		24		9,706
General and administrative expenses	1,314	3,834		5,148	(77)		99		5,170
Commission expenses	176	1,088		1,264	1		10		1,275
Total other operating expenses	1,490	4,922		6,412	(76)		109		6,445
Total operating expenses	4,301	11,742		16,043	(25)		133		16,151
Income/(loss) from continuing operations before taxes	3,007	(1,458)		1,549	1,092		(930)		1,711
Income tax expense/(benefit)	1,124	(769)		355	6		12		373
Income/(loss) from continuing operations	1,883	(689)		1,194	1,086		(942)		1,338
Income from discontinued operations, net of tax	15	0		15	0		0		15
Net income/(loss)	1,898	(689)		1,209	1,086		(942)		1,353
Net income/(loss) attributable to noncontrolling interests	251	(646)		(395)	0		662		267
Net income/(loss) attributable to shareholders	1,647	(43)		1,604	1,086		(1,604)		1,086
of which from continuing operations	1,632	(43)		1,589	1,086		(1,604)		1,071
of which from discontinued operations	15	0		15	0		0		15
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 9M12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,898	(689)		1,209	1,086	(942)		1,353
Gains/(losses) on cash flow hedges	0	7		7	18	0		25
Foreign currency translation	12	(353)		(341)	1	112		(228)
Unrealized gains/(losses) on securities	0	(32)		(32)	0	22		(10)
Actuarial gains/(losses)	35	12		47	0	135		182
Net prior service cost	(1)	0		(1)	0	(51)		(52)
Other comprehensive income/(loss), net of tax	46	(366)		(320)	19	218		(83)
Comprehensive income/(loss)	1,944	(1,055)		889	1,105	(724)		1,270
Comprehensive income/(loss) attributable to noncontrolling interests	263	(659)		(396)	0	644		248
Comprehensive income/(loss) attributable to shareholders	1,681	(396)		1,285	1,105	(1,368)		1,022
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,597	64,556		69,153	4	443		69,600
Interest-bearing deposits with banks	81	3,697		3,778	0	(2,114)		1,664
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,269	44,598		161,867	0	9		161,876
Securities received as collateral	25,751	(1,111)		24,640	0	0		24,640
Trading assets	80,569	163,949		244,518	0	(96)		244,422
Investment securities	0	1,379		1,379	290	1,099		2,768
Other investments	5,405	5,469		10,874	40,598	(40,390)		11,082
Net loans	20,051	208,753		228,804	4,146	12,282		245,232
Premises and equipment	943	4,144		5,087	0	200		5,287
Goodwill	568	6,668		7,236	0	878		8,114
Other intangible assets	70	140		210	0	0		210
Brokerage receivables	27,758	28,940		56,698	0	1		56,699
Other assets	19,523	43,591		63,114	260	155		63,529
Assets of discontinued operations held-for-sale	18	28		46	0	0		46
Total assets	302,603	574,801		877,404	45,298	(27,533)		895,169
Liabilities and equity (CHF million)
Due to banks	265	27,475		27,740	2,379	(2,638)		27,481
Customer deposits	0	316,224		316,224	0	12,020		328,244
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	105,685	(11,492)		94,193	0	0		94,193
Obligation to return securities received as collateral	25,751	(1,111)		24,640	0	0		24,640
Trading liabilities	19,593	72,760		92,353	0	(3)		92,350
Short-term borrowings	25,341	(5,247)		20,094	0	0		20,094
Long-term debt	32,637	95,554		128,191	691	(61)		128,821
Brokerage payables	60,364	18,081		78,445	0	0		78,445
Other liabilities	11,449	40,239		51,688	66	130		51,884
Liabilities of discontinued operations held-for-sale	6	0		6	0	0		6
Total liabilities	281,091	552,483		833,574	3,136	9,448		846,158
Total shareholders' equity	17,990	18,270		36,260	42,162	(36,260)		42,162
Noncontrolling interests	3,522	4,048		7,570	0	(721)		6,849
Total equity	21,512	22,318		43,830	42,162	(36,981)		49,011

Total liabilities and equity	302,603	574,801		877,404	45,298	(27,533)		895,169
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,388	56,988		61,376	19	368		61,763
Interest-bearing deposits with banks	86	3,633		3,719	0	(1,774)		1,945
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	124,976	58,470		183,446	0	9		183,455
Securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading assets	87,958	168,644		256,602	0	(203)		256,399
Investment securities	0	1,939		1,939	0	1,559		3,498
Other investments	5,899	5,917		11,816	35,088	(34,882)		12,022
Net loans	22,945	204,553		227,498	4,459	10,266		242,223
Premises and equipment	1,062	4,354		5,416	0	202		5,618
Goodwill	581	6,929		7,510	0	879		8,389
Other intangible assets	77	166		243	0	0		243
Brokerage receivables	20,545	25,223		45,768	0	0		45,768
Other assets	15,469	57,313		72,782	173	(43)		72,912
Total assets	318,966	589,194		908,160	39,739	(23,619)		924,280
Liabilities and equity (CHF million)
Due to banks	164	30,410		30,574	3,753	(3,313)		31,014
Customer deposits	1	297,689		297,690	0	10,622		308,312
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,666	5,055		132,721	0	0		132,721
Obligation to return securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading liabilities	23,332	67,759		91,091	0	(275)		90,816
Short-term borrowings	20,102	(5,264)		14,838	0	3,803		18,641
Long-term debt	35,485	111,512		146,997	437	700		148,134
Brokerage payables	44,400	20,276		64,676	0	0		64,676
Other liabilities	12,008	45,359		57,367	51	219		57,637
Total liabilities	298,138	567,861		865,999	4,241	11,756		881,996
Total shareholders' equity	17,318	17,449		34,767	35,498	(34,767)		35,498
Noncontrolling interests	3,510	3,884		7,394	0	(608)		6,786
Total equity	20,828	21,333		42,161	35,498	(35,375)		42,284

Total liabilities and equity	318,966	589,194		908,160	39,739	(23,619)		924,280
1 Includes eliminations and consolidation adjustments.

List of abbreviations

A
ABS	Asset-Backed Securities
ADS	American Depositary Share
AMF	Asset Management Finance LLC
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFIG	Customized Fund Investment Group
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirement Directive
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DLJ	DLJ Mortgage Capital, Inc.
DTA	Deferred tax asset
DVA	Debit valuation adjustment
E
EC	European Commission
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-7	Group of seven leading industry nations
G-SIB	Global systemically important banks
GSE	Government-sponsored enterprise
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association, Inc.
ISU	Incentive Share Unit

K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
MACCS	Mandatory and contingent convertible securities
M&A	Mergers and acquisitions
N
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PAF2	2011 Partner Asset Facility
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court of the State of New York, New York County
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SISU	Scaled Incentive Share Unit
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single Premium Immediate Annuity
T
TRS	Total return swap
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information

Share data
	in / end of
	9M13	2012		2011		2010
Share price (common shares, CHF)
Average	26.54	21.23		31.43		45.97
Minimum	22.90	16.01		19.65		37.04
Maximum	29.25	27.20		44.99		56.40
End of period	27.62	22.26		22.07		37.67
Share price (American Depositary Shares, USD)
Average	28.36	22.70		35.36		44.16
Minimum	24.56	16.20		21.20		36.54
Maximum	31.69	29.69		47.63		54.57
End of period	30.55	24.56		23.48		40.41
Market capitalization
Market capitalization (CHF million)	44,066	29,402		27,021		44,683
Market capitalization (USD million)	48,741	32,440		28,747		47,933
Dividend per share (CHF)
Dividend per share	–	0.75	[1,3]	0.75	[2,3]	1.30	[3]
1 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
2 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
3 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of October 30, 2013	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	A-	A
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts

Financial calendar
Fourth quarter / Full year 2013 results	Thursday, February 6, 2014
Annual General Meeting	Friday, May 9, 2014

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Publikationenbestellungen/TLSA 221
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	Credit Suisse c/o
American Stock Transfer & Trust Co.
Peck Slip Station
P.O. Box 2050
New York, NY 10272-2050
United States
US and Canada phone	+1 800 301 35 17
Phone from outside US and Canada	+1 718 921 81 37
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-Mail	robert.rohner@credit-suisse.com

Foreign currency translation rates
	End of				Average in			Average in
	3Q13	2Q13	4Q12	3Q12	3Q13	2Q13	3Q12	9M13	9M12
1 USD / 1 CHF	0.90	0.95	0.92	0.94	0.93	0.95	0.96	0.93	0.94
1 EUR / 1 CHF	1.22	1.23	1.21	1.21	1.23	1.23	1.20	1.23	1.20
1 GBP / 1 CHF	1.46	1.44	1.48	1.52	1.43	1.45	1.51	1.44	1.48
100 JPY / 1 CHF	0.92	0.95	1.06	1.21	0.94	0.96	1.22	0.97	1.18

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors“ in I – Information on the company in our Annual Report 2012.

Our 2012 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile 2012, is available on our website www.credit-suisse.com/investors

Photography: Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5520144 English